UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release Highlights

The main figures reported by Bradesco in 2016, with emphasis on the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income(1) for 2016 stood at R$17.121 billion (a 4.2% decrease compared to the Adjusted Net Income of R$17.873 billion recorded in 2015), corresponding to earnings per share of R$3.09 and Return on Average Adjusted Shareholders’ Equity(2) of 17.6%(2).

2.   As for the source, the Adjusted Net Income is composed of R$11.570 billion from financial activities, representing 67.6% of the total, and of R$5.551 billion from insurance, pension plans and capitalization bond operations, which together account for 32.4%.

3.   In December 2016, Bradesco’s market capitalization stood at R$160.813 billion(3), showing a growth of 60.7% over December 2015.

4.   Total Assets, in December 2016, stood at R$1.294 trillion, an increase of 19.8% over the December 2015 balance. The return on Average Assets was 1.5%.

5.   In December 2016, the Expanded Loan Portfolio(4) reached R$514.990 billion, an increase of 8.6% over December 2015. Operations with individuals totaled R$172.045 billion (an increase of 16.4% over December 2015), while operations with companies totaled R$342.945 billion (a 5.1% increase over December 2015).

6.   Assets under Management stood at R$1.905 trillion, a 26.1% increase over December 2015.

7.   Shareholders’ Equity totaled R$100.442 billion in December 2016, 13.0% higher than in December 2015. The Basel III Ratio, based on the Prudential Conglomerate stood at 15.4% in December 2016, 12.0% of which is Tier I Capital.

8.   A total of R$6.976 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in 2016, of which R$2.168 billion was paid monthly and in interim periods, and R$4.808 billion was provisioned as extraordinary and complementary, to be paid on March 8, 2017.

9.   The Interest-earning portion of the NII stood at R$63.059 billion, an increase of 15.1% compared with 2015.

10.  The 90-day Delinquency Ratio was 5.5% in December 2016 (4.1% in December 2015).

11. The Operating Efficiency Ratio (ER)(5) in December 2016 was 39.5% (37.5% in December 2015), while the “risk-adjusted” efficiency ratio stood at 52.2% (46.5% in December 2015).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Incomes totaled R$71.419 billion in 2016, up 10.5% when compared with 2015. Technical provisions stood at R$223.342 billion, an increase of 25.6% compared with the balance in December 2015.

13. Investments in infrastructure, information technology and telecommunications amounted to R$6.595 billion in 2016, up 15.3% over 2015.

14. Taxes and contributions paid or provisioned, including social security, totaled R$32.202 billion in 2016, of which R$13.782 billion was related to taxes withheld and collected from third parties, and R$18.420 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 107.6% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 5,314 Branches and 3,821 Customer Service Points (PAs). Customers of Bradesco can also count on 1,013 ATMs located on company premises (PAEs), 38,430 Bradesco Expresso customer service points, 36,119 Bradesco ATMs, and 19,991 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$15.540 billion in 2016. Social benefits provided to all 108,793 employees of the Bradesco Organization and their dependents amounted to R$3.792 billion, while investments in education, training and development programs totaled R$175.583 million.

  4  Economic and Financial Analysis Report – December 2016

Press Release Highlights

17. Major Awards and Acknowledgments in the period:

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this positioning, we highlight the adherence to corporate initiatives recognized worldwide, such as the Global Compact, the Equator Principles, Carbon Disclosure Project (CDP), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emission Program) and Empresas pelo Clima(EPC - Businesses for the Climate Platform). Our governance structure includes the Sustainability Committee, responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the multi-departmental Committee responsible for coordinating the strategy’s implementation. Excellence in business management is recognized by the main indexes of Sustainability,such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from BM&FBOVESPA.

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2016, a budget of R$595.6 million benefited 108,533 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 41 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), more than 657 thousand students benefited from it through its e-learning portal "Escola Virtual" (Virtual School). These students concluded at least one of the various courses offered in its schedule, and another 31,756 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses.

•	Brazil’s largest private-sector business group (Anuário Grandes Grupos/ Valor Econômico newspaper);
•	it was the Latin American bank that increased the most in assets in 12 months (in US dollars) – from October 2015 to September 2016, a 38.09% increase (Economatica);
•	it was the leader in “Market Capitalization” growth among all financial institutions listed on the Stock Exchange (Economatica / Exame);
•	it was the winner of the 18th Abrasca award with the “Best Annual Report”, in the “Public Company” category – companies with net revenues equal to or greater than R$3 billion”;
•	it was the leader of the “Folha Top of Mind’ survey, in the “Top Finances” category, as one of the most remembered brands in savings, health insurance, insurance, and credit cards (Datafolha);
•	it featured in the “The Best in Personnel Management” survey (Valor Econômico newspaper with technical support from Aon);
•	it was the leader of the financial sector list in the “The Best Companies for the Consumer” award, in the categories “Banks, Banks and Financial Services – Cards and Insurance” (Época magazine);
•

Bradesco Corretora led the ranking with the “Top 10” recommended portfolio, which ensured greater profitability to investors, from January to September 2016, and also achieved best return in 2016, in the “Value Portfolio” category (Valor Econômico newspaper);

•	BRAM was recognized in 23 investment funds managed as excellent in the “Best Funds for Institutional Investors” ranking (Luz Engenharia Financeira); and
•

BRAM achieved first place in the “Leadership in ALAS 20’s Responsible Investments” category, it was second place in the “Leadership in Corporate Governance” category, and won third place in “Leadership in Research and Sustainability”.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco    5

Press Release Main Information

R$ million	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	Variation %
									4Q16 x 3Q16	4Q16 x 4Q15
Income Statement for the Period
Book Net Income	3,592	3,236	4,134	4,121	4,353	4,120	4,473	4,244	11.0	(17.5)
Adjusted Net Income	4,385	4,462	4,161	4,113	4,562	4,533	4,504	4,274	(1.7)	(3.9)
Total Net Interest Income	15,669	16,931	14,962	14,892	14,512	13,735	13,541	13,599	(7.5)	8.0
Gross Credit Intermediation Margin	13,403	13,600	11,408	11,486	11,313	10,806	10,427	10,242	(1.4)	18.5
Net Credit Intermediation Margin	7,878	7,858	6,384	6,038	7,121	6,954	6,877	6,662	0.3	10.6
Allowance for Loan Losses (ALL) Expenses	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3.8)	31.8
Fee and Commission Income	7,545	7,450	6,624	6,405	6,597	6,380	6,118	5,744	1.3	14.4
Administrative and Personnel Expenses	(10,482)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7,084)	2.1	24.6
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	21,247	17,733	17,253	15,186	19,130	15,125	16,723	13,634	19.8	11.1
Statement of Financial Position
Total Assets (1)	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1.8	19.8
Securities	549,873	509,184	437,580	414,926	407,584	364,472	356,115	344,430	8.0	34.9
Loan Operations (2)	514,990	521,771	447,492	463,208	474,027	474,488	463,406	463,305	(1.3)	8.6
- Individuals	172,045	171,067	148,919	147,759	147,749	145,234	143,461	142,051	0.6	16.4
- Companies	342,945	350,704	298,573	315,449	326,278	329,253	319,945	321,254	(2.2)	5.1
Allowance for Loan Losses (ALL) (3)	(40,714)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(23,618)	0.7	38.0
Total Deposits	234,214	239,937	179,436	189,192	195,760	203,637	195,926	211,702	(2.4)	19.6
Technical Provisions	223,342	213,608	190,649	182,973	177,835	168,629	164,566	157,295	4.6	25.6
Shareholders' Equity	100,442	98,550	96,358	93,330	88,907	86,233	86,972	83,937	1.9	13.0
Assets under Management	1,904,912	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	1,431,090	2.1	26.1
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	3.09	3.13	3.14	3.20	3.23	3.15	3.05	2.92	(1.1)	(4.2)
Book Value per Common and Preferred Share - R$ (5)	18.16	17.81	17.42	16.87	16.07	15.59	15.71	15.16	1.9	13.0
Annualized Return on Average Equity (6) (7)	17.6	17.6	17.4	17.5	20.5	20.7	20.8	20.6	-	(2.9) p.p.
Annualized Return on Average Assets (7)	1.5	1.5	1.5	1.5	1.7	1.7	1.7	1.7	-	(0.2) p.p.
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	7.5	7.6	7.5	7.5	7.5	7.6	7.6	7.5	(0.1) p.p.	-
Fixed Asset Ratio (13)	44.8	44.4	33.8	34.0	35.2	38.6	39.6	47.9	0.4 p.p.	9.6 p.p.
Combined Ratio - Insurance (8)	85.9	90.0	89.6	86.1	86.5	86.9	86.5	86.8	(4.1) p.p.	(0.6) p.p.
Efficiency Ratio (ER) (4)	39.5	38.2	37.4	37.2	37.5	37.9	37.9	38.3	1.3 p.p.	2.0 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	76.2	78.0	80.2	80.1	80.0	79.1	78.7	77.4	(1.8) p.p.	(3.8) p.p.
Market Capitalization - R$ million (9)	160,813	160,472	144,366	143,720	100,044	113,288	142,098	150,532	0.2	60.7
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	10.4	10.1	9.3	8.6	8.0	7.8	6.7	6.7	0.3 p.p.	2.4 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	6.5	6.4	5.8	5.3	5.0	4.7	4.6	4.5	0.1 p.p.	1.5 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	5.5	5.4	4.6	4.2	4.1	3.8	3.7	3.6	0.1 p.p.	1.4 p.p.
Coverage Ratio (> 90 days (11)) (3)	188.4	189.1	201.0	204.2	198.0	205.7	180.4	187.0	(0.7) p.p.	(9.6) p.p.
Coverage Ratio (> 60 days (11)) (3)	158.8	158.3	160.7	162.9	161.7	168.4	146.5	149.8	0.5 p.p.	(2.9) p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	15.4	15.3	17.7	16.9	16.8	14.5	16.0	15.2	0.1 p.p.	(1.4) p.p.
Tier I Capital	12.0	11.9	13.7	12.9	12.7	11.4	12.8	12.1	0.1 p.p.	(0.7) p.p.
- Common Equity	11.2	11.1	13.7	12.9	12.7	11.4	12.8	12.1	0.1 p.p.	(1.5) p.p.
- Additional Capital	0.8	0.8	-	-	-	-	-	-	-	-
Tier II Capital	3.4	3.4	4.0	4.0	4.1	3.0	3.2	3.1	-	(0.7) p.p.

  6  Economic and Financial Analysis Report – December 2016

Press Release Main Information

	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Variation %
									Dec16 x Sept16	Dec16 x Dec15
Structural Information - Units
Customer Service Points (14)	60,610	62,535	61,565	63,552	65,851	71,738	74,270	74,917	(3.1)	(8.0)
- Branches	5,314	5,337	4,483	4,509	4,507	4,593	4,628	4,661	(0.4)	17.9
- PAs (15)	3,821	3,902	3,485	3,535	3,511	3,496	3,463	3,502	(2.1)	8.8
- PAEs (15)	1,013	1,049	726	739	736	845	980	1,135	(3.4)	37.6
- Offsite ATM Network - Bradesco (16) (17)	186	280	342	435	627	874	1,112	1,243	(33.6)	(70.3)
- Banco24Horas Network (16)	10,972	11,147	11,127	11,298	11,721	11,917	12,127	12,268	(1.6)	(6.4)
- Bradesco Expresso (Correspondent Banks)	38,430	39,885	40,452	41,953	43,560	48,175	50,042	50,043	(3.6)	(11.8)
- Bradesco Promotora	797	857	936	1,069	1,175	1,824	1,904	2,051	(7.0)	(32.2)
- Losango Customer Service Points	63	63	-	-	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	14	15	14	14	14	14	14	14	(6.7)	-
ATMs	56,110	53,814	50,836	50,435	50,467	50,113	49,410	48,941	4.3	11.2
- Onsite Network - Bradesco	36,119	34,230	31,761	31,668	31,527	31,495	31,132	31,091	5.5	14.6
- Banco24Horas Network (16)	19,991	19,584	19,075	18,767	18,940	18,618	18,278	17,850	2.1	5.5
Employees	108,793	109,922	89,424	91,395	92,861	93,696	93,902	94,976	(1.0)	17.2
Outsourced Employees and Interns	16,702	16,790	12,978	13,009	13,223	13,333	13,111	12,977	(0.5)	26.3
.
Active Account Holders (18) (19)	26.8	27.2	25.2	25.6	26.0	26.4	26.5	26.6	(1.5)	3.1
Savings Accounts (20)	62.1	58.8	55.4	55.7	60.1	57.0	57.6	58.1	5.6	3.3
Insurance Group	51.3	49.9	49.6	50.6	49.8	48.2	47.8	47.8	2.8	3.0
- Policyholders	45.7	44.2	44.2	45.1	44.2	42.5	42.0	42.0	3.4	3.4
- Pension Plan Participants	2.6	2.6	2.4	2.4	2.4	2.4	2.4	2.4	-	8.3
- Capitalization Bond Customers	3.0	3.1	3.0	3.1	3.2	3.3	3.4	3.4	(3.2)	(6.3)
Bradesco Financiamentos (18)	2.6	2.6	2.6	2.7	2.8	2.8	2.9	3.0	-	(7.1)

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, credit letters, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)     Includes provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision. In the third quarter of 2015, it includes an excess provision/ Ratings Downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, impacted, partly, by the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016;

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional provision;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(14) The decrease, as of March 2015 is related to (i) the migration of “Offsite ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not separately demonstrated;

(17) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network;

(18) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

Press Release Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	12M16	12M15	4Q16	3Q16
Book Net Income	15,084	17,190	3,592	3,236
Non-recurring events (net of tax effects)	2,037	683	793	1,226
- Tax credits	-	(2,341)	-	-
- Excess Provision/Rating Downgrade/Carryover (HSBC Brasil)	716	2,222	-	716
- Technical Provisions (1)	592	(276)	-	592
- Impairment of Assets (2)	214	472	157	-
- Contingent Liabilities (3)	(266)	606	257	(575)
- Goodwill amortization	577	-	342	235
- Lump-sum bonus to employees	191	-	-	191
Other (4)	13	-	37	67
Adjusted Net Income	17,121	17,873	4,385	4,462

(1)   In 2016, it refers basically to the constitution of: (i) provision for insufficiency of premium (PIP); and (ii) provision for claims incurred but not reported (IBNR), both related to the "Health" segment;

(2)   In 2016 and 2015, impairment losses were recorded in: (i) shares, in the amount of R$57 million, in the first quarter of 2016 and R$20 million, in the fourth quarter of 2016; and (ii) data processing systems/others, in the amount of R$137 million, in the fourth quarter of 2016 (In 2015 – (i) shares, in the amount of R$238 million; and (ii) data processing systems/others, in the amount of R$234 million);

(3)   In 2016 and 2015, it refers, largely, to: (i) the reversion of the provision of contingent liabilities related to the levying of social security contributions (INSS) on the remuneration paid to self-employed service providers (doctors), because of its favorable decision by STJ and STF, occurred in the third quarter of 2016, in the amount of R$595 million; and (ii) the establishment of provision for contingent liabilities, originating from obligation in loan assignments – FCVS, in the amount of R$235 million, in the fourth quarter of 2016 (R$307 million in 2015); and

(4)   In 2016, it refers to: (i) gain in the partial disposal of investments, in the amount of R$91 million; and, in the first quarter of 2016, to: (ii) the other non-recurring expenses, such as costs of migration/integration of HSBC Brasil, in the amount of R$67 million in the third quarter of 2016 and R$37 million, in the fourth quarter of 2016.

Summarized Analysis of Adjusted Income

To provide a better understanding and for comparison purposes of Bradesco results, in chapters 1 and 2 of this report we use the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Adjusted Income Statement, six months of the consolidation of HSBC Brasil are covered, from July 1, 2016. As additional information, we are show, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information for 2015 and 2016, including the consolidation of HSBC Brasil in the first half of 2016 and in 2015, for purposes of comparison.

Adjusted Income Statement - R$ million	12M16	12M15	Variation		4Q16	3Q16	Variation
			Amount	%			Amount	%
Net Interest Income	62,454	55,387	7,067	12.8	15,669	16,931	(1,262)	(7.5)
NII - Interest Earning Portion	63,059	54,777	8,282	15.1	16,743	16,799	(56)	(0.3)
NII - Non-Interest Earning Portion	659	610	49	8.0	190	132	58	43.9
- Impairment of Financial Assets	(1,264)	-	(1,264)	-	(1,264)	-	(1,264)	-
ALL Expenses	(21,739)	(15,174)	(6,565)	43.3	(5,525)	(5,742)	217	(3.8)
Gross Income from Financial Intermediation	40,715	40,213	502	1.2	10,144	11,189	(1,045)	(9.3)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	5,669	5,426	243	4.5	1,680	1,280	400	31.3
Fee and Commission Income	28,024	24,839	3,185	12.8	7,545	7,450	95	1.3
Personnel Expenses	(17,637)	(14,699)	(2,938)	20.0	(5,071)	(4,930)	(141)	2.9
Other Administrative Expenses	(19,134)	(16,339)	(2,795)	17.1	(5,411)	(5,337)	(74)	1.4
Tax Expenses	(6,048)	(5,640)	(408)	7.2	(1,703)	(1,601)	(102)	6.4
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	218	144	74	51.4	48	108	(60)	(55.6)
Other Operating Income/ (Expenses)	(7,015)	(6,708)	(307)	4.6	(1,634)	(1,698)	64	(3.8)
Operating Income	24,792	27,236	(2,444)	(9.0)	5,598	6,461	(863)	(13.4)
Non-Operating Income	(180)	(283)	103	(36.4)	(13)	(24)	11	(45.8)
Income Tax / Social Contribution	(7,338)	(8,933)	1,595	(17.9)	(1,157)	(1,948)	791	(40.6)
Non-controlling interests in subsidiaries	(153)	(147)	(6)	4.1	(43)	(27)	(16)	59.3
Adjusted Net Income	17,121	17,873	(752)	(4.2)	4,385	4,462	(77)	(1.7)

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance and Pension Plan and Capitalization Bond Selling Expenses.

  8  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

Return on Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 17.6% in December 2016.

The adjusted net income amounted to R$17,121 million in 2016, a decrease of 4.2% compared to the previous year, impacted, largely, by the increase in: (i) allowance for loan losses expenses, as a result of: (a) the increase in delinquency due to the escalating economic slowdown in the period; and (b) the leveling of provisioning for certain corporate client operations in the first semester of 2016, particularly a specific case, whose downgrade to the H rating had an impact of R$1,201 million; and (ii) the personnel and administrative expenses, partly offset by higher: (iii) net interest income; (iv) fee and commission income; and (v) income from Insurance Premiums, Pension Plans and Capitalization Bonds. It should be noted that all the results of the annual comparison were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

Adjusted net income reached R$4,385 million in the fourth quarter of 2016, a decrease of R$77 million, or 1.7%, compared to the previous quarter mainly due to: (i) the decrease in the net interest income, impacted by the effect of financial assets impairment (previously marked in the Shareholders’ Equity) in the fourth quarter of 2016, in the amount of R$1,264 million; partly offset by: (ii) lower expenses with income tax and social contribution; and (iii) the increase in the income of insurance premiums, pension and capitalization bonds.

Total Assets registered R$1.294 trillion in December 2016, a 19.8% increase over December 2015, driven by the increase in business volume and by the consolidation of HSBC Brasil, occurred as of the third quarter of 2016. Return on Average Assets (ROAA) stood at 1.5%, calculated on a linear basis.

Bradesco    9

Press Release Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

In December 2016, the 12-month ER(1) reached 39.5%, a 1.3 p.p. increase compared to the previous quarter and a 2.0 p.p. increase in the annual comparison. If we disregard the effect of financial assets impairment (previously marked in the Shareholders’ Equity) in the fourth quarter of 2016, in the amount of R$1,264 million, this ratio would be 38.9%. The factors that contributed the most to this performance were mainly: (i) the increase in operating expenses during the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; offset by: (ii) the growth in (a) the fee and commission income, prompted by the increase in the volume of business and services provided; and (b) the net interest income.

In the fourth quarter of 2016, the quarterly ER reached 43.2%, and if we were to disregard the aforementioned impairment effect, the ratio would have been 41.0%, remaining stable when compared to the previous quarter.

The risk adjusted ER reflects the impact of the risk associated with loan operations(2) and reached 52.2% (51.2% disregarding the effect of impairment), impacted primarily by the leveling of provisions for corporate clients carried out in the first semester of 2016.

Disregarding the impacts of HSBC Brasil’s consolidation and financial assets impairment, the ER performance reflects the strategy of sustainable growth, which includes, among others, (i) the availability of appropriate products and services for clients through the base segmentation and the digital channels, (ii) the optimization of the customer service network, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee and the investments in Information Technology, in the amount of R$6.595 billion in 2016.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and

(2)   Including ALL expenses, adjusted for granted discounts, credit recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the comparison between the fourth quarter of 2016 and the previous quarter, net interest income recorded a decrease of 7.5%, or R$1,262 million, mainly due to: (i) the effect of financial assets impairment (previously marked in the Shareholders’ Equity) in the amount of R$1,264 million; (ii) a decrease in the interest-earning portion of the NII, in the amount of R$56 million; and offset by: (iii) an increase in the non-interest-earning portion of the NII, in the amount of R$58 million.

In the annual comparison, net interest income increased by R$7,067 million, or 12.8%, due to higher results in: (i) the interest-earning portion of the NII, to the amount of R$8,282 million, particularly in “Credit Intermediation”, partly due to the consolidation of HSBC Brasil as of the third quarter of 2016; (ii) the non-interest-earning portion of the NII, in the amount of R$49 million; offset by (iii) the effect of financial assets impairment (previously marked in the Shareholders’ Equity), in the amount of R$1,264 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	12M16			12M15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	49,897	383,242	13.0%	42,788	366,001	11.7%
Insurance	5,895	199,691	3.0%	5,558	164,894	3.4%
Securities/Other	7,267	440,329	1.7%	6,431	395,896	1.6%
0
NII - Interest-Earning Portion	63,059	-	7.5%	54,777	-	7.5%
0
R$ million	4Q16			3Q16
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	13,403	398,804	13.0%	13,600	407,559	12.7%
Insurance	1,471	218,715	3.0%	1,534	211,380	3.2%
Securities/Other	1,869	468,281	1.7%	1,665	451,501	1.6%
0
NII - Interest-Earning Portion	16,743	-	7.5%	16,799	-	7.5%

In the fourth quarter of 2016, the 12-month interest-earning portion of the NII was 7.5%, remaining stable in the quarterly comparison and in the annual comparison.

Bradesco    11

Press Release Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In December 2016, the expanded loan portfolio of Bradesco totaled R$515.0 billion, representing a 1.3% decrease in comparison with September 2016. Individuals and Large Corporates presented an increase of 0.6% and 0.1%, respectively, during the period, while Micro, Small and Medium-sized Enterprises showed a reduction of 7.3% in the quarter.

In the last 12 months, the portfolio increased 8.6%, considering the consolidation of HSBC Brasil as of the third quarter of 2016, while Companies registered a growth of 5.1%, impacted by the segment of Large Corporates, and loans to Individuals grew 16.4%. For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; and (ii) credit card. For Companies, the notable products were: (i) operations bearing credit risk – commercial portfolio (debentures and promissory notes); and (ii) export financing.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Allowance for Loan Losses (ALL) Expenses

In 2016, allowance for loan losses expenses totaled R$21,739 million, registering a variation of 43.3%, or R$6,565 million, compared with the previous year, mainly due to the: (i) higher delinquency ratio, mainly impacted by the further deceleration of economic conditions in the period; (ii) leveling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester of 2016; and (iii) effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In the fourth quarter of 2016, allowance for loan losses expenses amounted to R$5,525 million, a decrease of 3.8%, or R$217 million, mainly due to the increased income from credit recovery in the quarter.

It is important to note that the balance of the Bacen loan operations presented a 6.9% increase in the annual comparison and a 1.8% decrease in the quarterly comparison. The reinforcement of the credit granting policies, quality of guarantees, as well as the improvement of the credit recovery processes mitigated the effect in the growth of delinquency ratios.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

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Press Release Summarized Analysis of Adjusted Income

Delinquency Ratio (1)

90-day Delinquency Ratio

The total delinquency ratio, which refers to operations that are more than 90 days overdue, increased in the quarter, mainly due to the low demand for credit, as well as the intensified deceleration of economic activities, which has impacted the repayment capacity, mainly of companies. Nonetheless, we highlight an improvement in large corporates delinquency in the quarter, which decreased from 2.03% in September 2016, to 1.24% in December 2016.

In the fourth quarter of 2016, R$2.0 billion loan assignments (previously written-off) were carried out without the retention of risks and benefits, which did not alter the rates of delinquency in the period, nor had a relevant impact on the results.

15-90 Day Delinquency Ratio

In the fourth quarter of 2016, short-term delinquency, including operations between 15 and 90 days overdue, increased, due to a fully provisioned client of the Large Corporate segment having migrated from a delinquency range to another in the amount of R$1,075 million. It is worth noting the improvement of this ratio in the Individuals segment, which decreased by 0.69 p.p..

(1) As defined by Bacen.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowance for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 8.0% of the portfolio(1) in December 2015, the net loss in the subsequent 12 months was 3.9%, this represents an effective coverage ratio of 204.3%.

It should be highlighted that, considering expected losses for one year (dotted part), highly correlationed with E-H rated non-performing loans, there is an effective coverage ratio of 206.8% for December 2016.

  14  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

NPL Creation 90 days x Write-offs

The total NPL creation reached R$6,963 million in the fourth quarter of 2016, representing 1.8% of the Bacen loan portfolio, a decrease of 0.1 p.p compared to the previous quarter.

The breakdown of the NPL Creation by business segment is shown below.

Bradesco    15

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the fourth quarter of 2016 totaled R$1.505 billion (R$1.502 billion in the third quarter of 2016), in line with the previous quarter, presenting an annualized return on Adjusted Shareholders’ Equity of 24.9%(1).

In 2016, the Net Income totaled R$5.551 billion, 5.0% higher than the Net Income presented in the previous year (R$5.289 billion), with an annualized return on the Adjusted Shareholders’ Equity of 23.0%(1).

R$ million (unless otherwise stated)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	Variation %
									4Q16 x 3Q16	4Q16 x 4Q15
Net Income	1,505	1,502	1,164	1,380	1,405	1,317	1,284	1,283	0.2	7.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	21,247	17,733	17,253	15,186	19,130	15,125	16,723	13,634	19.8	11.1
Technical Provisions	223,342	213,608	190,649	182,973	177,835	168,629	164,566	157,295	4.6	25.6
Financial Assets	242,063	230,787	205,230	200,016	191,921	182,391	179,129	170,395	4.9	26.1
Claims Ratio (%)	72.8	77.1	76.8	72.1	71.9	73.1	71.4	71.7	(4.3) p.p.	0.9 p.p.
Combined Ratio (%)	85.9	90.0	89.6	86.1	86.5	86.9	86.5	86.8	(4.1) p.p.	(0.6) p.p.
Policyholders / Participants and Customers (in thousands)	51,266	49,880	49,576	50,570	49,806	48,185	47,758	47,789	2.8	2.9
Number of Employees	7,120	6,625	6,713	6,959	7,023	7,052	7,074	7,082	7.5	1.4
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	24.8	24.9	24.3	24.8	25.5	24.7	24.8	23.5	(0.1) p.p.	(0.7) p.p.

(1)    (1)   Calculated on a linear basis;
(2)   Excluding additional provisions; and;
(3)   The fourth quarter of 2016 includes the latest data released by SUSEP (November/16).

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

  16  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the fourth quarter of 2016, in comparison with the previous quarter, revenues showed an increase of 19.8%, driven by the “Life and Pension Plans” product, which increased 41.0%.

In 2016, the revenues registered an increase of 10.5% in comparison with the previous year, influenced by “Health”, "Life and Pension" and “Capitalization Bonds” products, which increased by 14.7%, 10.7% and 6.5%, respectively.

Net income for the fourth quarter of 2016 is in line with the results presented in the previous quarter, due to: (i) the increase of 19.8% in revenue; (ii) the decrease of 4.3 p.p. in the claims ratio index; (iii) the maintenance of the expense ratio; (iv) the maintenance of the administrative efficiency ratio; and partly offset by: (v) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; (vi) the decreased financial income due to the behavior of economic and financial indexes in the fourth quarter of 2016, compared to the previous quarter; and (vii) the decrease in equity income.

Net income in 2016 was 5.0% higher than the results presented in the previous year, due to: (i) the increase of 10.5% in revenue; (ii) the increase in the financial and equity results; (iii) the decrease of 0.4 p.p. in the expense ratio; (iv) the increase in the administrative efficiency ratio, considering the collective bargaining agreement of the category in January 2016; partly offset by: (v) the increase of 2.7 p.p. in the claims ratio; (vi) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; and (vii) the effect of the increase in the Social Contribution (CSLL) rate.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should demonstrate the adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the Solvency Margin

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently monitors the limits required by the respective regulatory entities. The Minimum Capital Required in November 2016 was R$9.183 billion.

.

Bradesco    17

Press Release Summarized Analysis of Adjusted Income

Fee and Commission Income

In the annual comparison, the increase of R$3,185 million, or 12.8%, in fee and commission income was mainly due to: (i) an increase in the volume of operations arising from continuous investment in customer service channels and in technology, coupled with the growth provided by the acquisition of HSBC Brasil in the third quarter of 2016; and (ii) an advance in the client segmentation process aimed at improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) an increase in checking account fees, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iii) asset management; (iv) consortium management; (v) underwriting / financial advisory services; (vi) collections; and (vii) custody and brokerage services.

In the fourth quarter of 2016, fee and commission income totaled R$7,545 million, showing an increase of R$95 million, or 1.3%, in comparison with the previous quarter, due to the increase in the volume of operations, with emphasis on the performance of fees arising from: (i) cards; (ii) underwriting/ financial advisory services; and (iii) consortium management; partly offset by lower income with: (iv) loan operations, particularly income from collaterals; (v) asset management; and (vi) collections.

Personnel Expenses

In the annual comparison, the increase of R$2,938 million, or 20.0%, in personnel expenses, is mainly due to the variations in the following expenses: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by (a) higher salaries, in accordance with the 2015 and 2016 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) "non-structural" portion, due to higher expenses with (a) employee and management profit sharing; and (b) employment termination costs.

In the fourth quarter of 2016, personnel expenses totaled R$5,071 million, a variation of 2.9%, or R$141 million, compared to the previous quarter, mainly due to: (i) the increase in the “structural” portion, in the amount of R$178 million, or 4.4%, related to the increase in expenses relating to payroll, social charges and benefits, affected by higher salaries, in accordance with the collective bargaining agreement; and offset, partly, by: (ii) the decrease in the “non-structural” portion, in the amount of R$37 million, or 4.3%, due to lower expenses with provision for labor claims, which mitigated the effect of increased expenses with (a) employment termination costs; and (b) employee and management profit sharing.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Provision for Labor Claims + Employment Termination Costs.

  18  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Administrative Expenses

In the annual comparison, administrative expenses presented an increase of 17.1%, or R$2,795 million, reflecting an increase in expenses from: (i) a growth in the business volume and services within the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; (ii) contractual adjustments; and (iii) the effect of advertising and marketing campaigns, mainly related to the "Rio 2016 Olympic and Paralympic Games", occurred in the third quarter of 2016.

In the fourth quarter of 2016, administrative expenses totaled R$5,411 million, with a variation of 1.4%, or R$74 million, over the previous quarter, mainly due to the increase in the business and service volumes, which resulted in higher expenses with: (i) outsourced services; and (ii) communication; partly offset by lower expenses with: (iii) advertising and marketing; and (iv) financial system services.

(1)     The decrease as of March 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Other Operating Income and Expenses

In 2016, other net operating expenses totaled R$7,015 million, an R$307 million, or 4.6% increase over the previous year, primarily due to: (i) tax contingency expenses, net of reversal, in the first semester of 2016, in the amount of R$485 million; (ii) the increase in civil provision expenses; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. In the first semester of 2015, expenses were impacted by the constitution of provision for tax contingency, in the amount of R$571 million.

In the fourth quarter of 2016, these expenses totaled R$1,634 million, remaining stable compared to the third quarter.

Bradesco    19

Press Release Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In 2016, income tax and social contribution expenses presented a decrease of R$1,595 million, or 17.9%, compared to the previous year, related mainly to: (i) an increase in provisioning/ payment of interest on shareholders’ equity, due to the increase in the Federal Government Long-Term Interest Rate (TJLP) in the period (from an average of 6.25% in 2015 to 7.5% in 2016); (ii) a lower taxable income, impacted by higher nontaxable income; (iii) the increased use of deductibility (a) of goodwill amortization in the acquisition of HSBC Brasil and (b) due to the realization of assets as a result of the spin-off and incorporation of assets and liabilities of HSBC Brasil in October 2016; being partly offset by: (iv) the increase in the Social Contribution (CSLL) rate.

In the fourth quarter of 2016, income tax and social contribution expenses decreased by R$791 million, or 40.6%, as compared to the previous quarter, due to: (i) the decrease in taxable income; (ii) the increased use of deductibility of goodwill amortization in the acquisition of HSBC Brasil and (b) due to the realization of assets as a result of the spin-off and incorporation of assets and liabilities of HSBC Brasil in October 2016; and (iii) the effect of the provisions for supplementary payment of interest on shareholders’ equity, approved in the period.

Unrealized Gains

Unrealized gains totaled R$17,291 million at the end of the fourth quarter of 2016, a decrease of R$3,069 million, or 15.1%, over the previous quarter. Such a variation was mainly due to the devaluation of the investments, mainly impacted, by Cielo shares, which decreased 14.2% in the quarter.

  20  Economic and Financial Analysis Report – December 2016

Press Release Capital Ratios – Basel III

Basel Ratio

In December 2016, the Regulatory Capital of the Prudential Conglomerate stood at R$101,127 million, against risk-weighted assets totaling R$656,189 million. The Basel Ratio reached 15.4%, and, Tier I Capital ratio, 12.0%, presenting an increase of 0.1 p.p. compared to September 2016.

The table below shows the main events that impacted the Tier I Capital ratio in the fourth quarter of 2016

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from

9.875% to 8% and the impact of CMN Resolution No. 4,517/16; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergy in the process of integration), reaching a Tier I Capital ratio of 12.2%, which, added to potential funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 12.9% at the end of 2018.

(1)   Published (Schedule 60%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets paid for the acquisition of HSBC Brasil, net of amortization and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.875% to 8% in 2019; and the change of the rule for the consolidation of proportionate companies, in accordance with CMN Resolution No. 4,517/16;

(4)   Refers to the minimum requirement, in accordance with Bacen Circulars No. 3,768/15 and No. 3,769/15. It is important to highlight that Bacen fixed the tranche of countercyclical capital required at 0%, which could reach 2.5% in 2019, and includes 1% for the tranche of systemic importance in 2019; and

(5)   Considering a possible issuance of additional capital by 2018, according to the Management, depending on market conditions.

Bradesco    21

Press Release Economic Environment

The international scenario gained a certain level of ambiguity in the last quarter of the previous year. If, on the one hand, the risks of deflation and uncertainties related to the pace of growth in relevant economies have diminished, on the other, the risks on the political front have increased. In this context, the external environment presents greater economic growth, higher inflation rates and, consequently, higher interest rates. It is evident that the various economies are at different stages of the economic and monetary cycles, but, even so, there has recently been an upward movement in long-term global interest rates, with some effect on the broad liquidity of recent years.

The United States is at a more advanced stage in the recovery cycle, with the unemployment rate approaching full employment, gradual wage acceleration and a possible tax boost beginning next year. Europe, on the other hand, is in an intermediate stage of economic recovery, with a gradual improvement in activity. In the case of emerging countries, which are very heterogeneous, there are signs of a gradual recovery, with the dilution of negative terms of trade shocks that occurred between 2014 and 2015. China will probably continue to succeed in managing a soft economic slowdown with its active credit policy.

Conversely, the political situation has become more complex in countries of great importance to the world economy in the last quarter. Significant potential changes in countries such as the United States stand out with the victory of Republican candidate Donald Trump; the UK, which over the next few years will redefine its relationship with the euro zone after Brexit; in addition to a series of elections in Europe that will take place throughout 2017 (France, Germany, the Netherlands, and possibly Italy).

Albeit, broadly speaking, despite the risks on the global political front, there are forces that should drive the international economy towards a somewhat more robust pace of growth in 2017, reflecting the prospect of fiscal impetus in the United States and the easing of monetary and financial conditions in certain emerging countries. The stabilization of commodity prices throughout 2016 is an additional factor sustaining the improvement of the global economy in 2017, and may reverse the downward trend of investments in this sector.

The domestic scenario, in the fourth quarter, was marked by weaker activity indicators than expected. Even though the government has obtained important approvals such as the Proposed Constitutional Amendment (“PEC”), which imposes a ceiling on public spending, the increased confidence of the agents has not yet translated into effective GDP growth. However, despite the greatest challenge of the country continues to be economic strengthening, progressive quarterly growths are expected during 2017.

In this sense, the economic agenda has proved to be adequate, featuring the beginning of the process of Social Security Reform. It is also important to mention the package of microeconomic measures announced, aimed at stimulating the economy by reducing bureaucracy, improving the financial situation of companies, and reducing interest rates for consumers.

On the other hand, economic moderation will allow the inflation to reach the set target more quickly. The price of food and services declined in the last quarter of 2016. Thus, the process of deflation of the economy, already underway, has fulfilled the 2016 inflation target (the IPCA was of 6.29%, below the target of 6.5%) and culminated with the fulfillment of the center of the target in 2017 (from 4.5%). With this, the conditions for intensifying the easing of the monetary policy have already been given. Thus, we expect the SELIC to reach 9.5% in 2017 and 8.5% in 2018.

Macroeconomic adjustments on the right path, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s top priority in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the unemployment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

  22  Economic and Financial Analysis Report – December 2016

Press Release Main Economic Indicators

Main Indicators (%)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	x	12M16	12M15

Interbank Deposit Certificate (CDI)	3.25	3.47	3.37	3.27	3.37	3.43	3.03	2.81		14.01	13.25
Ibovespa	3.19	13.27	2.94	15.47	(3.79)	(15.11)	3.77	2.29		38.93	(13.31)
USD – Commercial Rate	0.40	1.13	(9.81)	(8.86)	(1.71)	28.05	(3.29)	20.77		(16.54)	47.01
General Market Price Index (IGP-M)	0.67	0.53	2.86	2.96	3.95	1.93	2.27	2.02		7.17	10.54
Extended Consumer Price Index (IPCA)	0.74	1.04	1.75	2.62	2.82	1.39	2.26	3.83		6.29	10.67
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.82	1.82	1.72	1.59	1.48	1.36		7.50	6.29
Reference Interest Rate (TR)	0.49	0.58	0.49	0.45	0.53	0.61	0.40	0.23		2.00	1.80
Savings Account	2.00	2.09	2.00	1.96	2.05	2.13	1.92	1.75		8.30	8.07
Business Days (#)	62	65	63	61	63	65	61	61		251	250
Indicators (Closing Rate)	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15		Dec16	Dec15
USD – Commercial Selling Rate - (R$)	3.2591	3.2462	3.2098	3.5589	3.9048	3.9729	3.1026	3.2080		3.2591	3.9048
Euro - (R$)	3.4384	3.6484	3.5414	4.0539	4.2504	4.4349	3.4603	3.4457		3.4384	4.2504
Country Risk (points)	327	319	349	409	521	442	304	322		327	521
Selic - Base Interest Rate (% p.a.)	13.75	14.25	14.25	14.25	14.25	14.25	13.75	12.75		13.75	14.25
BM&F Fixed Rate (% p.a.)	11.56	12.50	13.36	13.81	15.86	15.56	14.27	13.52		11.56	15.86

Projections up to 2019

%	2017	2018	2019
USD - Commercial Rate (year-end) - R$	3.45	3.55	3.65
Extended Consumer Price Index (IPCA)	4.54	4.54	4.50
General Market Price Index (IGP-M)	4.52	5.00	5.00
Selic (year-end)	9.50	8.50	8.50
Gross Domestic Product (GDP)	0.30	2.50	3.00

Guidance

Bradesco's Perspectives for 2017

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

	"Pro-forma" (1)	Disclosed
Expanded Loan Portfolio	1 to 5%	1 to 5%
NII - Interest-Earning Portion	-4 to 0%	3 to 7%
Fee and Commission Income	7 to 11%	12 to 16%
Operating Expenses (Administrative and Personnel Expenses)	-1 to 3%	10 to 14%
Insurance Premiums	4 to 8%	6 to 10%
ALL Expenses (Includes income from credit recovery)	R$21.0 bi to R$24.0 bi	R$21.0 bi to R$24.0 bi

(1)   Includes the incorporation of HSBC Brasil during the entire period of analysis to favor the comparability.

Bradesco    23

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

Fourth Quarter of 2016 and Third Quarter of 2016

R$ million	Fourth Quarter of 2016				x	Third Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	17,348	(1,679)	-	15,669		17,425	(494)	-	16,931
ALL Expenses	(6,236)	711		(5,525)		(7,502)	566	1,194	(5,742)
Gross Income from Financial Intermediation	11,112	(967)	-	10,144		9,923	72	1,194	11,189
Income from Insurance, Pension Plans and Capitalization Bonds	1,680	-		1,680		205	-	1,075	1,280
Fee and Commission Income	7,584	(39)	-	7,545		7,458	(8)	-	7,450
Personnel Expenses	(5,071)	-		(5,071)		(5,272)	-	342	(4,930)
Other Administrative Expenses	(5,457)	-	46	(5,411)		(5,411)	12	62	(5,337)
Tax Expenses	(1,684)	(19)	-	(1,703)		(1,549)	(52)	-	(1,601)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	48	-	-	48		108	-	-	108
Other Operating Income/Expenses	(3,807)	1,309	864	(1,634)		(1,452)	316	(562)	(1,698)
Operating Income	4,405	284	909	5,598		4,010	340	2,111	6,461
Non-Operating Income	(438)	176	249	(13)		(375)	351	-	(24)
Income Tax / Social Contribution and Non-controlling Interest	(375)	(460)	(365)	(1,200)		(399)	(691)	(885)	(1,975)
Net Income	3,592	-	793	4,385		3,236	-	1,226	4,462

(1)  For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)  Includes reclassifications between the lines of the income statement which do not affect the Net Income, but allows for a better analysis of business lines, particularly the tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$132 million in the fourth quarter of 2016 and R$450 million in the third quarter of 2016; and

(3)  It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

  24  Economic and Financial Analysis Report – December 2016

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

2016 and 2015

R$ million	12M16				x	12M15
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	75,913	(13,567)	108	62,454		46,636	8,326	425	55,387
ALL Expenses	(24,376)	1,443	1,194	(21,739)		(20,722)	1,844	3,704	(15,174)
Gross Income from Financial Intermediation	51,537	(12,124)	1,302	40,715		25,914	10,170	4,129	40,213
Income from Insurance, Pension Plans and Capitalization Bonds	4,594	-	1,075	5,669		5,952	-	(526)	5,426
Fee and Commission Income	28,078	(54)	-	28,024		24,743	96	-	24,839
Personnel Expenses	(17,979)	-	342	(17,637)		(14,966)	-	267	(14,699)
Other Administrative Expenses	(19,324)	82	108	(19,134)		(16,506)	167	-	(16,339)
Tax Expenses	(6,824)	781	(5)	(6,048)		(5,228)	(431)	19	(5,640)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	218	-	-	218		144	-	-	144
Other Operating Income/Expenses	(11,704)	4,293	396	(7,015)		(9,849)	2,107	1,034	(6,708)
Operating Income	28,596	(7,022)	3,218	24,792		10,204	12,109	4,923	27,236
Non-Operating Income	(836)	570	86	(180)		(599)	134	182	(283)
Income Tax / Social Contribution and Non-controlling Interest	(12,677)	6,451	(1,265)	(7,491)		7,585	(12,243)	(4,422)	(9,080)
Net Income	15,084	-	2,037	17,121		17,190	-	683	17,873

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2) Includes management reclassifications between the lines of the income statement, which do not affect the Net Income, but allow for a better analysis of business lines, particularly the tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$8,380 million in 2016 and R$12,490 million in 2015; and

(3) It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

Bradesco    25

Press Release (This page has been left blank intentionally)

  26  Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Consolidated Statement of Financial Position and Statement of Adjusted Income

From July 1, 2016, we began to consolidate the financial statements of HSBC Brasil, therefore, for the accounts of the Adjusted Income Statement, we considered six months of results.

Statement of Financial Position (1)

R$ million	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Variation %
									Dec16 x Sept16	Dec16 x Dec15
Assets
Current and Long-Term Assets	1,262,273	1,239,479	1,085,880	1,082,132	1,059,768	1,031,888	1,010,599	1,015,434	1.8	19.1
Funds available	14,697	13,013	32,449	18,660	17,457	12,917	11,677	13,683	12.9	(15.8)
Interbank Investments	177,685	177,168	138,817	165,523	140,457	153,370	176,268	195,746	0.3	26.5
Securities and Derivative Financial Instruments	549,873	509,184	437,580	414,926	407,584	364,472	356,115	344,430	8.0	34.9
Interbank and Interdepartmental Accounts	59,007	64,721	50,022	51,474	55,728	54,179	50,800	48,464	(8.8)	5.9
Loan and Leasing Operations	347,489	356,419	308,940	320,417	333,854	336,628	326,204	324,479	(2.5)	4.1
Allowance for Loan Losses (ALL) (2)	(37,653)	(38,148)	(30,019)	(29,734)	(28,805)	(27,952)	(23,290)	(23,011)	(1.3)	30.7
Other Receivables and Assets	151,175	157,122	148,091	140,866	133,493	138,274	112,825	111,643	(3.8)	13.2
Permanent Assets	31,286	30,660	19,364	19,631	19,987	19,095	19,163	19,381	2.0	56.5
Investments	1,778	1,638	1,538	1,520	1,587	1,710	1,669	1,636	8.5	12.0
Premises and Equipment and Leased Assets	7,965	6,931	5,682	5,779	5,772	5,000	4,940	4,952	14.9	38.0
Intangible Assets	21,543	22,091	12,144	12,332	12,628	12,385	12,554	12,793	(2.5)	70.6
Total	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1.8	19.8
*
Liabilities
Current and Long-Term Liabilities	1,191,094	1,169,589	1,006,877	1,006,426	988,833	962,811	940,910	949,066	1.8	20.5
Deposits	234,214	239,937	179,436	189,192	195,760	203,637	195,926	211,702	(2.4)	19.6
Securities sold under agreements to repurchase	349,070	320,556	287,117	297,350	279,726	257,847	293,730	303,740	8.9	24.8
Funds from Issuance of Securities	150,807	153,976	112,817	112,617	109,547	110,987	95,387	88,247	(2.1)	37.7
Interbank and Interdepartmental Accounts	7,089	5,621	4,838	5,181	6,384	5,463	4,578	4,247	26.1	11.0
Borrowings and Onlendings	58,197	62,805	57,532	62,849	70,338	69,654	61,369	62,370	(7.3)	(17.3)
Derivative Financial Instruments	12,398	11,189	13,720	7,664	13,785	14,860	4,832	5,711	10.8	(10.1)
Technical provisions for insurance, pension plans and capitalization bonds	223,342	213,608	190,649	182,973	177,835	168,629	164,566	157,295	4.6	25.6
Other liabilities	155,977	161,897	160,768	148,600	135,458	131,734	120,522	115,754	(3.7)	15.1
Deferred Income	477	473	503	488	529	459	399	312	0.8	(9.8)
Non-controlling Interest in Subsidiaries	1,546	1,527	1,506	1,519	1,486	1,480	1,481	1,500	1.2	4.0
Shareholders' Equity	100,442	98,550	96,358	93,330	88,907	86,233	86,972	83,937	1.9	13.0
Total	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1.8	19.8

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement, in chapter 6 of this report; and

(2) Including the Allowance for Guarantees Provided, in December 2016, the Allowance for Loan Losses (ALL) totaled R$40,714 million which comprises the concept of ALL “surplus”. In September 2016, the ALL – Surplus totaled R$7,491 million, partly offset by the result of the consolidation of HSBC Brasil as from the third quarter of 2016.

 28 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Consolidated Statement of Financial Position and Statement of Adjusted Income

Statement of Adjusted Income

R$ million	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	Variation %
									4Q16 x 3Q16	4Q16 x 4Q15
Net Interest Income	15,669	16,931	14,962	14,892	14,512	13,735	13,541	13,599	(7.5)	8.0
NII - Interest Earning Portion	16,743	16,799	14,783	14,734	14,380	13,709	13,415	13,273	(0.3)	16.4
NII - Non-Interest Earning Portion	190	132	179	158	132	26	126	326	43.9	43.9
- Impairment of Financial Assets	(1,264)	-	-	-	-	-	-	-	-	-
ALL Expenses	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3.8)	31.8
Gross Income from Financial Intermediation	10,144	11,189	9,938	9,444	10,320	9,883	9,991	10,019	(9.3)	(1.7)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	1,680	1,280	1,084	1,625	1,493	1,411	1,311	1,211	31.3	12.5
Fee and Commission Income	7,545	7,450	6,624	6,405	6,597	6,380	6,118	5,744	1.3	14.4
Personnel Expenses	(5,071)	(4,930)	(3,882)	(3,754)	(3,839)	(3,797)	(3,618)	(3,445)	2.9	32.1
Other Administrative Expenses	(5,411)	(5,337)	(4,270)	(4,116)	(4,574)	(4,200)	(3,926)	(3,639)	1.4	18.3
Tax Expenses	(1,703)	(1,601)	(1,326)	(1,418)	(1,650)	(1,330)	(1,351)	(1,309)	6.4	3.2
Equity in the Earnings (Losses) of Unconsolidated Companies	48	108	22	40	93	38	33	(20)	(55.6)	(48.4)
Other Operating Income/ (Expenses)	(1,634)	(1,698)	(2,015)	(1,669)	(1,586)	(1,604)	(1,606)	(1,912)	(3.8)	3.0
Operating Income	5,598	6,461	6,175	6,557	6,854	6,781	6,952	6,649	(13.4)	(18.3)
Non-Operating Income	(13)	(24)	(56)	(87)	(68)	(92)	(55)	(68)	(45.8)	(80.9)
Income Tax and Social Contribution	(1,157)	(1,948)	(1,921)	(2,311)	(2,183)	(2,124)	(2,351)	(2,275)	(40.6)	(47.0)
Non-controlling interests in subsidiaries	(43)	(27)	(37)	(46)	(41)	(32)	(42)	(32)	59.3	4.9
Adjusted Net Income	4,385	4,462	4,161	4,113	4,562	4,533	4,504	4,274	(1.7)	(3.9)

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

NII – Interest-Earning and Non-Interest Earning Portions

Net Interest Income Breakdown

Bradesco  29

Economic and Financial Analysis NII – Interest-Earning and Non-Interest Earning Portions

Average Net Interest Income Rate

R$ million	12M16	12M15	4Q16	3Q16	Variation
					12 months	Quarter
Net Interest Income
NII - Interest-earning portion - due to volume					4,006	(178)
NII - Interest-earning portion - due to spread					4,276	122
- NII - Interest Earning Portion	63,059	54,777	16,743	16,799	8,282	(56)
- NII - Non-Interest Earning Portion	659	610	190	132	49	58
- Impairment of Financial Assets	(1,264)	-	(1,264)	-	(1,264)	(1,264)
Net Interest Income	62,454	55,387	15,669	16,931	7,067	(1,262)
Average NIM (1)	7.5%	7.5%	7.5%	7.6%

(1) Average Rate in 12 months = (Net Interest Income/ Total Average Assets – Repos – Permanent Assets)

In the comparison between the fourth quarter of 2016 and the previous quarter, net interest income presented a decrease of 7.5% or R$1,262 million mainly due to: (i) the effect of financial assets impairment (previously marked in the Shareholders Equity), in the amount of R$1,264 million; (ii) lower results the interest-earning portion, totaling R$56 million; and offset by: (iii) higher results on the non-interest-earning portion in the amount of R$58 million.

In the annual comparison, the earning portion increased by R$7,067 million or 12.8% due to growth in the operation’s results: (i) the interest-earning portion of the NII, in the amount of R$8,282 million, particularly “Credit Intermediation"; partly offset by HSBC Brasil’s consolidation, as from the third quarter of 2016; (ii) non-interest earning portion in the amount of R$49 million; offset by: (iii) the effect of financial assets impairment (previously marked in the Shareholders Equity), in the amount of R$1,264 million.

NII - Interest-Earning Portion

NII - Interest-Earning Portion – Breakdown

R$ million	12M16	12M15	4Q16	3Q16	Variation
					12 months	Quarter
NII - Interest-earning Portion Breakdown
Credit Intermediation	49,897	42,788	13,403	13,600	7,109	(197)
Insurance	5,895	5,558	1,471	1,534	337	(63)
Securities/Other	7,267	6,431	1,869	1,665	836	204
NII - Interest-Earning Portion	63,059	54,777	16,743	16,799	8,282	(56)

The interest-earning portion of the NII stood at R$16,743 million in the fourth quarter of 2016, a decrease of R$56 million compared with the last quarter, mainly due to: (i) lower results in “Credit Intermediation”, in the amount of R$197 million; (ii) a reduction in the “Insurance” margin, totaling R$63 million; and offset by: (iii) the increase of R$204 million in “Securities/Others”.

In the annual comparison, the interest-earning portion of the NII recorded a R$8,282 million growth, or 15.1%, with an emphasis on “Credit Intermediation” in the amount of R$7,109 million partly offset by HSBC Brasil’s consolidation, as from the third quarter of 2016.

 30 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis NII - Interest-Earning Portion

Interest-Earning Portion – Rates

In the fourth quarter of 2016, the NII - interest-earning portion rate in the last 12 months was 7.5%, remaining stable both in the quarterly comparison and in the annual comparison.

Interest-Earning Portion – Average Rates (12 months)

R$ million	12M16			12M15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	49,897	383,242	13.0%	42,788	366,001	11.7%
Insurance	5,895	199,691	3.0%	5,558	164,894	3.4%
Securities/Other	7,267	440,329	1.7%	6,431	395,896	1.6%
*
NII - Interest-Earning Portion	63,059	-	7.5%	54,777	-	7.5%
,
R$ million	4Q16			3Q16
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	13,403	398,804	13.0%	13,600	407,559	12.7%
Insurance	1,471	218,715	3.0%	1,534	211,380	3.2%
Securities/Other	1,869	468,281	1.7%	1,665	451,501	1.6%
*
NII - Interest-Earning Portion	16,743	-	7.5%	16,799	-	7.5%

Bradesco  31

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Earning Portion of Credit Intermediation – Breakdown

R$ million	12M16	12M15	4Q16	3Q16	Variation
					12 months	Quarter
NII - Interest-earning portion - Credit Intermediation
NII - Interest-earning portion - due to volume					2,245	(294)
NII - Interest-earning portion - due to spread					4,864	97
NII - Interest-Earning Portion	49,897	42,788	13,403	13,600	7,109	(197)
Allowance for loan losses (ALL) expenses	(21,739)	(15,174)	(5,525)	(5,742)	(6,565)	217
Net Margin of ALL	28,158	27,614	7,878	7,858	544	20

In the fourth quarter of 2016, the NII - the interest-earning portion of “Credit Intermediation” reached R$13,403 million, a decrease of R$197 million or 1.4%, compared with the previous quarter. The variation was mainly the result of: (i) a R$294 million decrease in the average business volume, offset by: (ii) the average spread increase, in the amount of R$97 million.

In the annual comparison, there was an increase of 16.6% or R$7,109 million, due to the increase in: (i) average spread, amounting to R$4,864 million, due to improved management in investment resources and funding operations; and (ii) the average business volume in the amount of R$2,245 million, partly due to HSBC Brasil’s consolidation as of the third quarter of 2016.

Net Earning Portion of Credit Intermediation

The graph to the right presents a summary of “Credit Intermediation” activity. The Gross Margin line refers to interest income from loans, deducted from the client acquisition costs.

The bar relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in net transactions of loan recoveries arising from the sale of foreclosed assets, among others.

In the fourth quarter of 2016, the bar relating to the net margin, which presents the result of the net revenue from credit interest of the ALL, remained stable in comparison with the previous quarter.

In the annual comparison, there was a 2.0% variation in the net credit margin, mainly due to: (i) the increase of (a) average spread and (b) average business volume, partly due to HSBC Brasil’s consolidation as of the third quarter of 2016, offset by: (ii) the higher delinquency rate, mainly as a result of the intensification of the downturn in economic activities in the period; and (iii) the impact produced by the leveling of provisioning for certain corporate client operations, occurred in the first semester of 2016, particularly a specific case, whose decline to H rating had an impact of R$1,201 million.

In the annual comparison, there was an increase of 16.6% or R$7,109 million, due to the increase in: (i) average spread, amounting to R$4,864 million, due to improved management in investment resources and funding operations; and (ii) the average business volume in the amount of R$2,245 million, partly due to HSBC Brasil’s consolidation as of the third quarter of 2016.

(1) Without the effect of the leveling of provisioning from one specific corporate client; and

(2) If we ignore the effect of the leveling of provisioning from one specific corporate client, net margin, in the second quarter of 2016 would be R$6,749 million, and in the first quarter of 2016 would be R$6,874 million.

 32 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In December 2016, Bradesco’s expanded loan portfolio stood at R$515.0 billion, presenting a 1.3% decrease compared with the previous quarter and a 8.6% increase in the last 12 months. It is worth noting the expansion of loans to Individuals and Large Companies in the quarter and in the last 12 months.

R$ million	Dec16	Sept16	Dec15	Variation %
				Quarter	12 months
Customer Profile
Individuals	172,045	171,067	147,749	0.6	16.4
Companies	342,945	350,704	326,278	(2.2)	5.1
Large Corporates	240,410	240,119	215,892	0.1	11.4
Micro, Small and Medium-Sized Enterprises	102,535	110,584	110,386	(7.3)	(7.1)
Total Loan Operations	514,990	521,771	474,027	(1.3)	8.6
 (1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes and co-obligation (receivables-backed investment funds, mortgage-backed receivables, and rural loans).

Expanded Loan Portfolio Breakdown by Product and Type of Client (Individuals and Companies)

A breakdown of expanded loan portfolio products for the Individuals section is presented below:

R$ million	Dec16	Sept16	Dec15	Variation %
				Quarter	12 months
Individuals
Payroll-deductible Loans	38,804	38,133	34,565	1.8	12.3
Credit Card	35,622	33,469	28,592	6.4	24.6
Real Estate Financing	32,298	31,719	22,781	1.8	41.8
CDC / Vehicle Leasing	19,952	20,513	21,689	(2.7)	(8.0)
Personal Loans	18,437	18,623	15,201	(1.0)	21.3
Rural Loans	7,887	7,738	8,215	1.9	(4.0)
BNDES/Finame Onlendings	6,685	6,641	7,029	0.7	(4.9)
Overdraft Facilities	4,509	5,237	3,905	(13.9)	15.5
Sureties and Guarantees	644	1,061	707	(39.3)	(9.0)
Other	7,208	7,936	5,065	(9.2)	42.3
Total	172,045	171,067	147,749	0.6	16.4

Operations in the Individuals section increased 0.6% in the quarter and 16.4% over the last 12 months, influenced by the effect of HSBC Brasil’s consolidation. The categories highlighted in the 12-month period were “real estate financing” and “credit cards”.

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Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Companies is presented below:

R$ million	Dec16	Sept16	Dec15	Variation %
				Quarter	12 months
Companies
Working Capital	45,943	48,207	42,432	(4.7)	8.3
Operations Abroad	37,250	39,564	48,453	(5.8)	(23.1)
Export Financing	27,829	30,634	23,158	(9.2)	20.2
BNDES/Finame Onlendings	29,261	30,345	31,129	(3.6)	(6.0)
Real Estate Financing	29,466	29,215	26,508	0.9	11.2
Overdraft Account	8,606	9,577	9,794	(10.1)	(12.1)
CDC / Leasing	8,091	8,513	9,666	(5.0)	(16.3)
Rural Loans	6,531	6,462	5,404	1.1	20.9
Sureties and Guarantees	78,304	75,263	69,176	4.0	13.2
Operations bearing Credit Risk - Commercial Portfolio (1)	41,605	43,506	34,319	(4.4)	21.2
Other	30,061	29,417	26,238	2.2	14.6
Total	342,945	350,704	326,278	(2.2)	5.1
 (1) Includes debentures and promissory note operations.

Companies’ operations decreased by 2.2% in the quarter and increased by 5.1% in the last 12 months, due to the effect of HSBC Brasil’s consolidation. In the annual comparison, the categories highlighted were “operations with credit risk – debentures” and “export financing”.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of the Individuals section, which stood at R$112.8 billion, in December 2016, representing a 1.9% increase over the quarter and a 12.8% increase over the last 12 months, partly due to the effect of HSBC Brasil’s consolidation.

The categories highlighted in December 2016 are: (i) personal loans, including payroll-deductible loans, totaling R$57.2 billion; and (ii) credit card, totaling R$35.6 billion.

(1) Includes vehicle CDC/Leasing, personal loans, revolving credit card and cash, and installment purchases at merchants operations.

 34 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Payroll-deductible Loans

In December 2016, payroll-deductible loans operations totaled R$38,804 million, showing an increase of R$671 million in the quarterly comparison, or 1.8%, and, in comparison with December of the previous year, an increase in the amount of R$4,239 million, or 12.3%. Payroll-deductible loans operations represented, in December 2016, 67.8% of total personal loans operations.

Real Estate Financing

Real estate financing operations totaled R$61,764 million in December 2016, presenting an increase in the Individuals portfolio of R$579 million, or 1.8%, in the quarter, and R$9,517 million, or 41.8%, in comparison with December of the previous year. Companies’ operations increased R$251 million, or 0.9%, in the quarter, and R$2,958 million, or 11.2%, in comparison with December of the previous year.

In 2016, the origination of real estate financing registered R$9,877 million (R$6,582 million by individuals and R$3,295 million by builders), representing 45,672 properties in the period.

Vehicle financing

In December 2016, vehicle financing operations totaled R$34,116 million, showing an increase in the quarterly comparison and a decrease in the annual comparison. Of the total vehicle portfolio, 74.0% corresponds to "CDC", 23.6% to “Finame” and 2.4% to "Leasing".

The variations presented in the portfolio are reflective of a reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for the higher entry value for these financing operations.

Bradesco  35

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

The expanded loan portfolio by the economic activity sector remained stable in the share of the sectors that it comprises. We highlight an increase in the participation of "Individuals" in the periods analyzed.

R$ million	Dec16%			Sept16%			Dec15%

Economic sector			*			*
Public Sector	12,939	2.5	*	12,211	2.3	*	12,806	2.7
Private Sector	502,051	97.5	*	509,560	97.7	*	461,221	97.3
0
Companies	330,006	64.1	*	338,493	64.9	*	313,472	66.1
Manufacturing	104,109	20.2	*	107,698	20.6	*	98,916	20.9
Commerce	59,978	11.6	*	61,507	11.8	*	54,156	11.4
Financial Intermediaries	3,997	0.8	*	4,098	0.8	*	7,562	1.6
Services	157,349	30.6	*	160,613	30.8	*	149,403	31.5
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	4,573	0.9	*	4,577	0.9	*	3,435	0.7
Individuals	172,045	33.4	*	171,067	32.8	*	147,749	31.2
Total	514,990	100.0	*	521,771	100.0	*	474,027	100.0

Expanded Loan Portfolio – Distribution per Business Sector

The expanded loan portfolio showed an increase of 8.6% in the annual comparison and a decrease of 1.3% in the last quarter. We positively highlight the evolution of the "Prime" sector, mainly due to HSBC Brasil’s consolidation.

R$ million	Dec16%		Sept16%		Dec15%		Variation %
							Quarter	12 months
Business Segments
Retail	123,562	24.0	121,790	23.3	130,268	27.5	1.5	(5.1)
Corporate	242,879	47.2	202,960	38.9	217,298	45.8	19.7	11.8
Middle Market	51,984	10.1	41,982	8.0	48,855	10.3	23.8	6.4
Prime	42,392	8.2	25,104	4.8	23,893	5.0	68.9	77.4
Other / Non-checking account Holders (1)	54,173	10.5	129,935	25.0	53,714	11.3	(58.3)	0.9
Total	514,990	100.0	521,771	100.0	474,027	100.0	(1.3)	8.6

(1) It consists, mostly, of non-account holders, originating from the financing activities of vehicles, credit cards and payroll-deductible loans. In September 2016, it also includes loans arising from HSBC Brasil, not yet classified by business segment.

Expanded Loan Portfolio – Per Currency

The balance of loans and indexed onlending and/or denominated forms in foreign currency (excluding ACCs) totaled R$43.9 billion in December 2016, showing a 4.6% decrease in the quarter and a 20.8% decrease in the last 12 months.

In December 2016, the total number of credit operations in reais reached R$471.1 billion, presenting a 1.0% decrease in the quarterly comparison and an increase of 12.5% in the last 12 months.

 36 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio, mainly due to the effect of HSBC Brasil’s consolidation, were responsible for the R$46.8 billion growth in the loan portfolio over the last 12 months, and accounted for 9.1% of the portfolio in December 2016.

(1) Includes new loans contracted in the last 12 months by clients with operations in December 2015.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the majority of new borrowers and clients that have remained in the loan portfolio since December 2015 received ratings between AA and C, demonstrating the suitability and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating between December 2015 and December 2016	Total Credit on December 2016		x	New customers between January 2016 and December 2016 (1)		x	Remaining customers from December 2015
	R$ million	%		R$ million	%		R$ million	%
Rating
AA - C	452,083	87.8		41,702	89.1		410,381	87.6
D	18,881	3.7		1,767	3.8		17,114	3.7
E - H	44,026	8.5		3,324	7.1		40,702	8.7
Total	514,990	100.0		46,793	100.0		468,197	100.0

(1) Partly due to the consolidation of HSBC Brasil.

Expanded Loan Portfolio – By Client Profile and Rating (%)

The range represented by credits classified between AA and C remained at comfortable levels.

Customer Profile		Dec16			Sept16			Dec15
	By Rating			By Rating			By Rating
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	90.2	4.5	5.3	92.2	2.9	4.9	96.5	2.0	1.5
Micro, Small and Medium-Sized Enterprises	82.8	4.1	13.1	84.9	3.9	11.1	87.4	3.6	9.0
Individuals	87.4	2.3	10.3	88.3	2.2	9.5	90.0	1.9	8.1
Total	87.8	3.7	8.5	89.2	3.0	7.8	92.4	2.3	5.3

Bradesco  37

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

All concentration ranges show an increase compared to the previous quarter. The classification of ratings is aligned to the context of the current economic scenario.

Loan Portfolio (1) – By Type

All operations carrying credit risk amounted to R$543.9 billion, showing a decrease of 1.4% in the quarter and an increase of 6.6% in the last 12 months, due to the consolidation of HSBC Brasil.

R$ million	Dec16	Sept16	Dec15	Variation %
				Quarter	12 months
Discounted trade receivables and loans	183,565	187,292	179,044	(2.0)	2.5
Financing	139,470	144,665	130,894	(3.6)	6.6
Agricultural and agribusiness loans	21,671	21,475	20,844	0.9	4.0
Leasing Operations	2,783	2,987	3,073	(6.8)	(9.4)
Advances on Foreign Exchange Contracts	9,226	10,079	7,647	(8.5)	20.6
Other Loans	35,436	32,911	25,493	7.7	39.0
Subtotal Loan Operations (2)	392,151	399,409	366,995	(1.8)	6.9
Sureties and Guarantees Granted (Memorandum Accounts)	78,948	76,324	69,883	3.4	13.0
Operations bearing Credit Risk - Commercial Portfolio (3)	41,605	43,506	34,319	(4.4)	21.2
Letters of Credit (Memorandum Accounts)	395	486	286	(18.6)	38.2
Advances on credit card receivables	776	890	1,293	(12.8)	(40.0)
Co-obligation in Loan Assignment - CRI (Memorandum Accounts)	1,034	1,064	1,160	(2.9)	(10.9)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	82	92	91	(11.1)	(10.3)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	514,990	521,771	474,027	(1.3)	8.6
Other Operations Bearing Credit Risk (4)	28,956	29,852	36,083	(3.0)	(19.8)
Total Operations bearing Credit Risk	543,946	551,622	510,109	(1.4)	6.6

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debentures and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

 38 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen:

Loan Portfolio (1) – By Flow of Maturities (2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loan operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain client loyalty.

Loan Portfolio – Delinquency Ratio (1)

90-day Delinquency Ratio

The delinquency ratio, comprising of the balance of operations delayed for more than 90 days, showed an increase in this quarter due to the low demand for credit and the intensification of the downturn in economic activities, which has impacted the ability to pay, mainly for companies. Nonetheless, we highlight that defaulting has declined in the Large Companies segment in the quarter, from 2.03%, in September 2016, to 1.24%, in December 2016.

In the fourth quarter of 2016, credit assignments without retention of risks and benefits were carried out, already written off for losses, in the amount of R$2.0 billion, which did not alter the rates of delinquency in the period, as well as did not impact  the results in a relevant way.

15-90 Day Delinquency Ratio

In the fourth quarter of 2016, short-term delinquency, including operations overdue by between 15 and 90 days, showed an increase, due to a client from the Large Corporates segment, fully provisioned, having migrated from a delinquency range to another in the amount of R$1,075 million. It is worth noting the improvement of this indicator in the Individuals segment, which decreased by 0.69 p.p..

(1) As defined by Bacen; and

(2) Only performing loans

Bradesco  39

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses (1)

Composition of the Provision

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments carrying credit risks.

Allowance for Loan Losses totaled R$40.7 billion in December 2016, representing 10.4% of the total loan portfolio, comprising of: (i) generic provision (client and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 8.0% of the portfolio(1), in December 2015, the net loss in the subsequent 12 months was 3.9%, representing an effective coverage of 204.3%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a correlation with the operations of abnormal course of the E-H ratings, there is an effective coverage of 206.8% for December 2016.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of ALL “excess”.

 40 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios covering the provision for doubtful accounts in relation to default credits exceeding 60 and 90 days, considering HSBC Brasil, as of July 2016. In December 2016, these ratios showed very comfortable levels, reaching coverages of 158.8%

and 188.4%, respectively. Besides the provision for doubtful accounts required by Bacen, Bradesco has a surplus provision of R$7.5 billion, to cover possible adverse scenarios, as well as other operations/commitments with credit risk.

NPL Creation 90 days vs Write-offs

The NPL creation reached R$6,963 million in the fourth quarter of 2016, representing 1.8% of the	Bacen loan portfolio, a reduction of 0.1 p.p. compared to the previous quarter.

Bradesco  41

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, emphasizing that as of July 2016, it includes consolidation of HSBC Brasil, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Dec16	Sept16	Dec15
Total Loan Operations (1)	392,151	399,409	366,995
- Individuals	170,994	169,571	146,540
- Companies	221,156	229,838	220,454
Total Provision (2)	40,714	40,416	29,499
- Specific	22,469	21,254	14,274
- Generic	10,755	11,672	8,815
- Excess (2)	7,490	7,491	6,410
Specific Provision / Total Provision (2) (%)	55.2	52.6	48.4
Total Provision (2) / Loan Operations (%)	10.4	10.1	8.0
AA - C Rated Loan Operations / Loan Operations (%)	87.2	87.9	90.6
D-rated Operations under Risk Management / Loan Operations (%)	3.4	3.1	2.7
E-H rated Loan Operations / Loan Operations (%)	9.4	9.1	6.6
D-rated loan operations	13,170	12,228	10,027
Provision for D-rated loans	2,511	3,191	2,432
Provision / D-rated loans (%)	19.1	26.1	24.3
D-H rated Non-Performing Loans	30,790	29,242	20,775
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	132.2	138.2	142.0
E-H Rated Loan Operations	36,871	36,243	24,383
Provision for E-H rated loans	32,431	32,087	21,327
Provision / E-H rated loans (%)	88.0	88.5	87.5
E-H rated Non-Performing Loans	26,209	24,767	17,224
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	155.3	163.2	171.3

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of ALL “excess”.

 42 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total client funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds within the customer service network, along with the addition of, (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from clients. This is a result of: (i) the prominent position of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loan operations through its own funding.

R$ million	Dec16	Sept16	Dec15	Variation %
				Quarter	12 months
Funding vs. Investments
Demand Deposits + Sundry Floating	34,151	36,427	24,421	(6.2)	39.8
Savings Deposits	97,089	93,289	91,879	4.1	5.7
Time Deposits + Debentures (1)	189,180	195,377	158,662	(3.2)	19.2
Funds from Financial Bills (2)	144,992	147,789	100,070	(1.9)	44.9
Customer Funds	465,412	472,882	375,032	(1.6)	24.1
(-) Reserve Requirements	(58,037)	(62,570)	(54,792)	(7.2)	5.9
(-) Available Funds	(12,610)	(10,556)	(9,372)	19.5	34.5
Customer Funds Net of Reserve Requirements	394,765	399,756	310,868	(1.2)	27.0
Onlending	36,031	36,986	38,206	(2.6)	(5.7)
Securities Abroad	5,815	6,187	9,477	(6.0)	(38.6)
Borrowing	22,166	25,819	32,132	(14.1)	(31.0)
Other (Subordinated Debt + Other Borrowers - Cards)	76,329	75,734	69,384	0.8	10.0
Total Funding (A)	535,106	544,482	460,067	(1.7)	16.3
Expanded Loan Portfolio (Excluding Sureties and Guarantees)	436,042	445,447	404,144	(2.1)	7.9
B/A (%)	81.5	81.8	87.8	(0.3) p.p.	(6.3) p.p.

(1) Debentures mainly used as collateral for repo operations; and

(2) Considers: Real Estate Credit Notes, Agribusiness Notes, Financial Bills and Structured Operations Certificate.

Bradesco  43

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

R$ million	Dec16	Sept16	Dec15	Variation
				Quarter		12 months
				Amount	%	Amount	%
Demand Deposits	33,420	32,678	23,820	742	2.3	9,600	40.3
Savings Deposits	97,089	93,289	91,879	3,800	4.1	5,210	5.7
Time Deposits	103,116	113,214	79,595	(10,098)	(8.9)	23,521	29.6
Debentures (1)	86,064	82,163	79,067	3,901	4.7	6,997	8.8
Borrowing and Onlending	58,197	62,805	70,338	(4,608)	(7.3)	(12,141)	(17.3)
Funds from Issuance of Securities (2)	150,807	153,976	109,547	(3,169)	(2.1)	41,260	37.7
Subordinated Debts	52,611	53,843	50,283	(1,232)	(2.3)	2,328	4.6
Total	581,304	591,968	504,529	(10,664)	(1.8)	76,775	15.2

(1) Mostly considers debentures used as collateral for repo operations; and

(2) Includes: Financial Bills, in December 2016, totaling R$108,475 million (R$110,885 million in September 2016 and R$71,692 million in December 2015).

Demand Deposits

In December 2016, demand deposits totaled R$33,420 million, showing an increase of R$742 million or 2.3% in the quarterly comparison and of R$9,600 million, or 40.3%, in the comparison with the previous year. The increases verified in this line of fundraising were originated primarily due to the increase in the base of account holders in the period, partly due to the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

Savings Deposits

Savings deposits totaled R$97.089 million in December 2016, showing an increase of R$3,800 million or 4.1% in the quarterly comparison, and an increase of R$5,210 million, or 5.7%, in the comparison with the previous year, mainly due to: (i) increased funding volume; (ii) the expansion of the base of savings accounts, which showed a net growth of 2 million new savings accounts; and (iii) the remuneration of stock.

 44 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Time Deposits

At the end of December 2016, the balance of time deposits totaled R$103,116 million, presenting a decrease in the amount of R$10,098 million, or 8.9%, in the quarterly comparison, and an increase of R$23,521 million, or 29.6% in the annual comparison, mainly due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

The performance of these movements is mainly due to interest rate oscillations occurring in the period and to the investment alternatives available to clients.

Debentures

In December 2016, Bradesco’s debentures balance totaled R$86,064 million, registering an increase of R$3,901 million, or 4.7%, in the quarterly comparison, and of R$6,997 million, or 8.8%, in the annual comparison

Such variations refer mainly to the placement of these financial instruments, which are also used as collateral for repo operations.

Borrowing and Onlending

In December 2016, the balance of onlending registered at R$58,197 million, a decrease of R$4,608 million, or 7.3%, compared with the previous quarter, mainly due to: (i) the decrease of R$3,627 million, or 14.1%, in borrowings and onlendings denominated and/or indexed in foreign currency; and (ii) the decrease in the volume of funds raised by borrowings and onlending in the country, mainly through Finame operations.

In the comparison between December 2016 and December of the previous year, the balance of borrowings and onlending recorded a decrease of R$12,141 million, or 17.3%, due to: (i) a decrease of R$9,961 million, or 31.0%, in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance changed from R$32,119 million in December 2015 to R$22,158 million, in December 2016, partly due to the negative exchange rate variation of 16.5% in the period; and (ii) a decrease in the volume of funds raised by borrowings and onlending in the country, mainly in the form of Finame operations; offset by: (iii) the increase in the volume of funds raised through BNDES operations.

Bradesco  45

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Funds from Issuance of Securities

In December 2016, funds from issuance of securities totaled R$150,807 million, presenting a decrease in the amount of R$3,169 million, or 2.1%, compared with the previous quarter, mainly due to: (i) the decreased inventory of Financial Bills, in the amount of R$2,410 million; (ii) the decreased inventory of Mortgage Bonds, in the amount of R$1,251 million; mainly offset by: (iii) the growth in Agribusiness Notes operations, in the amount of R$945 million.

In the comparison between December 2016 and December of the previous year, the increase in the amount of R$41,260 million, or 37.7%, was mainly due to: (i) the increased inventory of Financial Bills, from R$71,692 million in December 2015 to R$108,475 million in December 2016, as a result of the new issuances in the period; (ii) the higher volume of Real Estate Credit Notes, in the amount of R$6,733 million; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Subordinated Debts

Subordinated debts totaled R$52,611 million in December 2016, showing a decrease in the amount of R$1,232 million, or 2.3%, in the quarterly comparison, mainly driven by the maturity of debts. In the comparison between December 2016 and December of the previous year, the increase of R$2,328 million, or 4.6%, was mainly due to the issue of new subordinated debts in the period.

 46 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Earning Portion of Insurance – Breakdown

R$ million	12M16	12M15	4Q16	3Q16	Variation
					12 months	Quarter
NII - Interest-earning portion - insurance
NII - Interest-earning portion - due to volume					1,027	49
NII - Interest-earning portion - due to spread					(690)	(112)
NII - Interest-Earning Portion	5,895	5,558	1,471	1,534	337	(63)

Comparing the fourth quarter of 2016 with the previous quarter, the interest-earning portion of insurance operations recorded a R$63 million decrease, which was due to: (i) a R$112 million decrease in the average spread; partly offset by: (ii) an increase in the volume of operations, totaling R$49 million.

In the annual comparison, the interest-earning portion showed an increase of R$337 million, due to: (i) an increased volume of operations, in the amount of R$1,027 million, partly due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016, offset by: (ii) a R$690 million decrease in the average spread.

Interest-Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

R$ million	12M16	12M15	4Q16	3Q16	Variation
					12 months	Quarter
NII - Interest-earning portion - Securities/Other
NII - Interest-earning portion - due to volume					734	67
NII - Interest-earning portion - due to spread					102	137
NII - Interest-Earning Portion	7,267	6,431	1,869	1,665	836	204

 In the comparison between the fourth quarter of 2016 and the previous quarter, there was an increase of R$204 million in the NII - interest-earning portion of “Securities/Other”, mainly due to the increase in the: (i) average spread, impacted by the positions in the pre-fixed portfolios, in the amount of R$137 million; and (ii) average volume of operations, in the amount of R$67 million. In the annual comparison, the NII – interest-earning portion of “Securities/Other”, recorded an increase of R$836 million mainly due to: (i) an increase in the volume of operations, resulting in R$734 million; and (ii) an increase of R$102 million in the average spread.

Non-Interest-Earning Portion

Non-Interest-Earning Portion – Breakdown

R$ million	12M16	12M15	4Q16	3Q16	Variation
					12 months	Quarter
NII - Non-Interest-Earning Portion
NII - Non-Interest Earning Portion	659	610	190	132	49	58

Non-interest-earning portion of the NII stood at R$190 million in the fourth quarter of 2016, showing a R$58 million increase in comparison with the previous quarter, due to higher gains with arbitration of markets.In the annual comparison there was an increase in the NII margin of R$49 million or 8.0%.

Bradesco  47

Economic and Financial Analysis Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguros’ statement of financial position and statement of income. From July, 2016, we began to consolidate the financial statements of companies of the insurance segment of HSBC Brasil.

Consolidated Statement of Financial Position

R$ million	Dec16	Sept16	Dec15	Variation %
				Dec16 x Sept16	Dec16 x Dec15
Assets
Current and Long-Term Assets	255,121	243,870	205,167	4.6	24.3
Securities	242,063	230,787	191,921	4.9	26.1
Insurance Premiums Receivable	3,932	4,000	3,329	(1.7)	18.1
Other Loans	9,126	9,083	9,917	0.5	(8.0)
Permanent Assets	5,073	4,987	5,040	1.7	0.7
Total	260,194	248,857	210,207	4.6	23.8
*
Liabilities
Current and Long-Term Liabilities	232,364	222,000	188,740	4.7	23.1
Tax, Civil and Labor Contingencies	2,316	2,278	3,019	1.7	(23.3)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	734	870	533	(15.6)	37.7
Other liabilities	5,972	5,244	7,352	13.9	(18.8)
Insurance Technical Provisions	14,858	14,978	13,341	(0.8)	11.4
Life and Pension Plan Technical Provisions	200,982	191,161	157,600	5.1	27.5
Capitalization Bond Technical Provisions	7,502	7,469	6,893	0.4	8.8
Non-controlling Interest	561	547	631	2.6	(11.1)
Shareholder's Equity (1)	27,269	26,310	20,837	3.6	30.9
Total	260,194	248,857	210,207	4.6	23.8

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$15,959 million in December 2016.

Consolidated Income Statement

R$ million	12M16	12M15	4Q16	3Q16	Variation %
					12M16 x 12M15	4Q16 x 3Q16
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	71,419	64,612	21,247	17,733	10.5	19.8
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	39,025	35,179	10,171	10,122	10.9	0.5
Financial Results	6,085	5,441	1,486	1,693	11.8	(12.2)
Sundry Operating Income	1,611	1,143	626	350	40.9	78.9
Retained Claims	(24,379)	(21,429)	(6,116)	(6,493)	13.8	(5.8)
Capitalization Bond Draws and Redemptions	(5,372)	(5,007)	(1,398)	(1,447)	7.3	(3.4)
Selling Expenses	(3,630)	(3,300)	(1,012)	(908)	10.0	11.5
General and Administrative Expenses	(2,973)	(2,654)	(875)	(772)	12.0	13.3
Tax Expenses	(780)	(772)	(236)	(175)	1.0	34.9
Other Operating Income/Expenses	(884)	(653)	(236)	(181)	35.3	30.4
Operating Income	8,704	7,948	2,410	2,190	9.5	10.0
Equity Results	906	746	198	361	21.4	(45.2)
Income before Taxes and Profit Sharing	9,610	8,694	2,608	2,551	10.5	2.2
Taxes and Contributions	(3,851)	(3,186)	(1,055)	(1,011)	20.9	4.4
Profit Sharing	(96)	(88)	(21)	(22)	9.1	(4.5)
Non-controlling interests in subsidiaries	(112)	(131)	(27)	(16)	(14.5)	68.8
Net Income	5,551	5,289	1,505	1,502	5.0	0.2
Note: For comparison purposes, the effects of non-recurring events are not considered.

 48 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

R$ million	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Life and Pension Plans	908	894	644	725	727	738	785	762
Health	180	108	57	208	247	139	116	182
Capitalization Bonds	107	118	111	133	125	122	145	152
Property & Casualty and Others	310	382	352	313	307	318	238	187
Total	1,505	1,502	1,164	1,380	1,405	1,317	1,284	1,283

Performance Ratios

%	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Claims Ratio (1)	72.8	77.1	76.8	72.1	71.9	73.1	71.4	71.7
Expense Ratio (2)	10.2	10.2	10.1	9.9	10.4	10.4	10.7	10.4
Administrative Expenses Ratio (3)	4.0	4.0	4.0	4.2	4.1	4.3	4.0	4.1
Combined Ratio (4) (5)	85.9	90.0	89.6	86.1	86.5	86.9	86.5	86.8

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excludes additional reserves.

Note:  For comparison purposes, the effects of non-recurring events are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the fourth quarter of 2016, the turnover showed a growth of 19.8% in comparison with the previous quarter, driven by the product of "Life and Pension", which showed a growth of 41.0%.

In 2016, the production recorded a growth of 10.5% in comparison with the previous year, influenced by "Health", "Life and Pension" and “Capitalization Bonds” products, which presented an increase of 14.7%, 10.7% and 6.5%, respectively.

Bradesco  49

Economic and Financial Analysis Insurance, Pension Plans and Capitalization Bonds

Indexes of Claims Ratio per Industry

Indexes of Commercialization of Insurance per Industry

 50 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Insurance, Pension Plans and Capitalization Bonds

Administrative Efficiency Ratio

General and Administrative Expenses / Billing.

Maintenance of administrative efficiency ratio, in the comparison between the fourth quarter of 2016 and the previous quarter, is due to: (i) the benefits generated with the rationalization of expenditures; and (ii) the increase of 19.8% in the period’s revenue.

Technical Provisions

Bradesco  51

Economic and Financial Analysis Life and Pension Plans

R$ million (unless otherwise stated)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net Income	908	894	644	725	727	738	785	762
Premium and Contribution Income (1)	12,552	8,899	8,755	7,175	11,153	7,112	9,183	6,318
- Income from Pension Plans and VGBL	11,046	7,289	7,337	5,786	9,744	5,739	7,921	5,081
- Income from Life/Personal Accidents Insurance Premiums	1,506	1,610	1,418	1,389	1,409	1,373	1,262	1,237
Technical Provisions	200,982	191,161	169,885	162,579	157,600	148,321	144,337	137,322
Investment Portfolio	207,208	200,162	177,599	168,992	162,686	155,526	152,035	144,426
Claims Ratio	34.1	42.0	38.0	31.2	38.9	35.8	34.4	35.3
Expense Ratio	20.1	18.2	17.4	17.3	17.6	18.7	17.0	18.6
Combined Ratio	63.5	67.9	61.1	56.1	63.6	61.5	59.7	61.1
Participants / Policyholders (in thousands)	34,631	33,351	32,570	33,070	31,985	30,349	29,660	29,306
Premium and Contribution Income Market Share (%) (2)	25.1	25.5	24.6	26.0	28.8	26.9	27.2	23.9
Life/Personal Accident Market Share - Insurance Premiums (%) (2)	19.2	19.3	18.6	19.1	17.7	17.6	17.2	17.7
 (1) Life/VGBL/PGBL/Traditional; and

(2) The fourth quarter of 2016 includes the latest data released by SUSEP (November/16).

Note:  For comparison purposes, the effects of non-recurring events are not considered.

Net income for the fourth quarter of 2016 was 1.6% higher compared with the results of the previous quarter, influenced by the following factors: (i) an increase of 41.0% in revenue; (ii) the decrease of 7.9 p.p. in the claims ratio; and partly offset by: (iii) the increase of 1.9 p.p. in the commercialization ratio; and (iv) the decrease in the financial results, due to the behavior of the economic-financial ratios of the fourth quarter of 2016 in comparison with the previous quarter.

Net income of 2016 was 5.3% higher compared with the results from the previous year, influenced by the following factors: (i) an increase of 10.7%

in revenue; (ii) the maintenance of the commercialization index and claims ratio; (iii) an increase in financial results; and partly offset by (vi) an increase in the aliquot of the Social Contribution (CSLL).

In December 2016, technical provisions for Bradesco Life and Pension Plans, stood at R$200.9 billion, made up of R$191.3 billion from "Pension Plans and VGBL" and R$9.6 billion from "Life, Personal Accidents and other lines", resulting in an increase of 27.5% in December 2015.

Growth of Participants and Life and Personal Accident Policyholders

In December 2016, the number of Bradesco Life and Pension Plans clients exceeded the 2.6 million mark of “Pension Plans and VGBL” participants, and 32.0 million “Life and Personal	Accident” policyholders. Such performance is fueled by the strength of the Bradesco brand and the improvement in selling and management policies

 52 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Health

R$ million (unless otherwise stated)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net Income	180	108	57	208	247	139	116	182
Net Written Premiums	5,401	5,347	5,119	4,909	4,864	4,621	4,376	4,186
Technical Provisions	8,352	8,331	7,378	7,031	6,848	6,806	6,785	6,665
Claims Ratio	88.7	92.7	94.2	87.5	85.7	89.9	89.7	88.5
Expense Ratio	4.9	5.0	5.0	5.3	5.2	5.3	5.4	5.3
Combined Ratio	100.6	103.6	104.2	99.6	99.7	102.3	102.9	101.5
Policyholders (in thousands)	4,112	4,210	4,246	4,394	4,444	4,461	4,472	4,478
Written Premiums Market Share (%) (1)	50.1	49.9	49.9	49.1	49.3	49.3	48.6	48.0

 (1) The fourth quarter of 2016 includes the latest data released by ANS (November/16).

Note:  For comparison purposes, effects of non-recurring events are not considered.

Net income for the fourth quarter of 2016 increased by 66.7% in relation to the results calculated for the previous quarter, mainly due to: (i) a decrease of 4.0 p.p. in the claims ratio; (ii) the maintenance of the commercialization index; and partly offset by: (iii) the reduction in financial results, due to the behavior of the economic-financial ratios of the fourth quarter of 2016 in comparison with the previous quarter.

Net income of 2016 showed a decrease of 19.2% in comparison with the results calculated in the previous year, mainly due to: (i) the increase of 2.4 p.p. in the claims ratio; (ii) the increase in the aliquot of the Social Contribution (CSLL); partly offset by: (iii) an increase of 15.1% in revenue; (iv)

maintaining the commercialization index; and (v) the improvement in equity and financial results.

In December 2016, Bradesco Saúde and Mediservice maintained a strong market position in the corporate sector (source: ANS).

Approximately 141 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 43 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2016).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 4.1 million clients. The large share of corporate insurance in this portfolio (96.1% in December 2016) is proof of its high level of specialization and customization in providing group coverage plans.

Bradesco  53

Economic and Financial Analysis Capitalization

R$ million (unless otherwise stated)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net Income	107	118	111	133	125	122	145	152
Capitalization Bond Income	1,516	1,579	1,425	1,343	1,369	1,477	1,323	1,338
Technical Provisions	7,502	7,469	6,725	6,820	6,893	6,985	6,968	6,921
Customers (in thousands)	3,011	3,135	2,995	3,076	3,190	3,287	3,349	3,393
Premium Income Market Share (%) (1)	28.0	28.0	27.1	27.5	25.6	26.4	25.6	27.7

 (1) The fourth quarter of 2016 includes the latest data released by SUSEP (November/16).

Net income for the fourth quarter of 2016 recorded a decrease of 9.3% over the previous quarter primarily due to: (i) a 4.0% decrease in revenue influenced by the behavior of economic-financial ratios of the fourth quarter of 2016 in comparison with the previous quarter; and partly offset by: (iii) the maintenance in the administrative efficiency ratio.

Net income of 2016 recorded a decrease of 13.8% compared with the results of the previous year primarily due to: (i) the decrease of financial income; (ii) the increase of the aliquot of the Social Contribution (CSLL); partly offset by: (iii) the 6.5% growth in revenue; and (iv) the maintenance of the administrative efficiency ratio.

Bradesco Capitalização reached a 6.5% growth in revenue in 2016, in comparison with 2015, thanks to its transparency policy and by adjusting its products based on potential consumer demand, consistent with market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its clients, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the clients.

Achieving these goals has been possible thanks to constant investments in people, systems, and processes, turning Bradesco Capitalização into one of Brazil’s largest and most solid Capitalization Companies.

In 2016, significant investments were made in the development of systems and in the development of new products. Among the new products, we highlight Pé Quente Max Prêmios Bradesco Capitalização, an innovative, differentiated, and comprehensive product that offers our clients an excellent way to save money and, further, a chance to win prizes every week.

 54 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Automobile and Property & Casualty

R$ million (unless otherwise stated)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net Profit / Loss	(49)	26	41	46	52	87	73	42
Net Written Premiums	1,399	1,510	1,549	1,328	1,380	1,548	1,466	1,401
Technical Provisions	5,823	5,963	6,025	5,951	5,955	5,995	5,970	5,910
Claims Ratio	55.7	57.7	56.3	58.4	56.9	56.3	57.3	61.2
Expense Ratio	20.2	20.4	20.5	20.5	20.7	20.8	20.9	19.7
Combined Ratio	107.1	105.9	102.3	106.5	105.1	102.6	103.7	107.3
Policyholders (in thousands)	3,268	2,952	3,446	3,675	3,781	3,762	3,971	4,285
Premium Income Market Share (%) (1)	9.2	9.4	9.4	9.1	9.5	9.7	10.0	9.9

 (1) The fourth quarter of 2016 considers the latest data released by SUSEP (November/16).

Note: In August 2015, we transferred the investment in the IRB – Brasil Resseguro S.A. to Bradesco Seguros.

The result of the Property & Casualty operation in the fourth quarter of 2016 was lower than the results presented in the previous quarter, due to: (i) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; (ii) a decrease of 7.4% in revenue; and (iii) a decrease in the financial results, influenced by the behavior of economic-financial ratios of the fourth quarter of 2016 in comparison with the previous quarter, partly offset by: (iv) a decrease of 2.0 p.p in claims ratio; and (v) the maintenance of the commercialization index.

Net income of 2016 was 74.8% lower than the previous year, mainly due to: (i) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; (ii) the slight decrease in revenue; (iii) the decrease in financial results; (iv) the decrease in the administrative efficiency ratio; (v) of the Social Contribution (CSLL) aliquot; partly offset by: (vi) the decrease of 0.9 p.p. in the claims ratio; and (vii) the maintenance of the commercialization index.

Bradesco Auto/P&C is present in 40 of the 100 largest groups in the country, as the insurer of its equities. And, to ensure the retention of clients, the company has invested in the revision of its internal processes, mainly, in the areas dedicated to customer service and the analysis and regulation of claims, in search of greater efficiency and quality in the provision of services.

In order to give clients more freedom to customize their Automobile insurance according to their needs, Bradesco Auto/P&C has been investing in the flexibility of contracting coverage and services. The heavy investment in technology, particularly in the online services, has aided the simplification of internal processes, making the purchase of mass market insurance of Property & Casualty more agile. In the Automobile segment, we highlight the launch of the Day and Night Assistance app for the Insured and a Claims Service Chat for Brokers.

Despite strong competition in the “Auto/RCF” branches, the insurance company preserved its fleet of approximately 1.5 million items, confirming the maintenance of competitiveness. This was due mainly to more refined and segmented pricing, which helped reduce the rate of accidents/claims and increase the margin.

In “Products”, Bradesco Seguro Residencial has been classified, for the seventh consecutive year, as the “Right Choice” (“Escolha Certa”) by Proteste (the largest consumer association in Latin America), as well as granting the Carta Verde Insurance free of charge for up to 30 days for those insured by Bradesco Seguro Auto.

The network activity of the automotive centers of Bradesco Auto Center (BAC), with 30 units throughout the entire country, offers policyholders access to a varied range of services in a single place. Since 2007 there have been more than 500 thousand assistances, between claims, provision of spare cars, installation of anti-theft equipment, prior inspections performed, preventative maintenance checks and glass repairs.

Bradesco  55

Economic and Financial Analysis Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

R$ million	12M16	12M15	4Q16	3Q16	Variation				As a %
					12 months		Quarter
					Amount	%	Amount	%
Fee and Commission Income
Card Income	10,374	9,612	2,798	2,696	762	7.9	102	3.8	37.0
Checking Account	6,012	4,946	1,623	1,615	1,066	21.6	8	0.5	21.5
Fund Management	3,090	2,617	851	864	473	18.1	(13)	(1.5)	11.0
Loan Operations	2,811	2,801	678	767	10	0.4	(89)	(11.6)	10.0
Collections	1,778	1,574	477	489	204	13.0	(12)	(2.5)	6.3
Consortium Management	1,279	1,040	363	347	239	23.0	16	4.6	4.6
Underwriting / Financial Advisory Services	745	541	232	147	204	37.7	85	57.8	2.7
Custody and Brokerage Services	725	557	203	201	168	30.2	2	1.0	2.6
Payments	374	383	94	93	(9)	(2.3)	1	1.1	1.3
Other	837	767	226	231	70	9.1	(5)	(2.2)	3.0
Total	28,024	24,839	7,545	7,450	3,185	12.8	95	1.3	100.0
Business Days	251	250	62	65	1	-	(3)	-	-

Explanations of the main items that influenced the variation in Fee and Commission Income between the periods can be found below.

Card Income

Income from card fees totaled R$2,798 million in the fourth quarter of 2016, an increase of R$102 million, or 3.8%, compared with the previous quarter mainly due to: (i) the increase in financial volume traded; and (ii) greater number of transactions performed in the quarter. In the annual comparison, the growth was R$762 million or 7.9% primarily due to: (i) the increase in the financial volume traded; and (ii) the increased amount of transactions carried out in the period; partly influenced by the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

 56 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Fee and Commission Income

Checking Account

In the fourth quarter of 2016, the service revenues from checking accounts totaled R$1,623 million, remaining stable in comparison with the previous quarter.

In the annual comparison, such income showed an increase in the amount of R$1,066 million, or 21.6%, mainly due to: (i) the expansion of the portfolio of services rendered, with the inclusion of clients for the new “Classic” and “Exclusive” sections; (ii) the increase in the volume of business; and (iii) the effect of the consolidation of HSBC Brasil, as from third quarter of 2016.

Loan Operations

In the fourth quarter of 2016, revenues from loan operations totaled R$678 million, a decrease of R$89 million, or 11.6% in comparison with the previous quarter, partly influenced by: (i) low demand for credit products; and (ii) fewer business days in the quarter.

In the annual comparison, such incomes totaled R$2,811 million, remaining stable in the periods

Bradesco 57

.

Economic and Financial Analysis Fee and Commission Income

Fund Management

In the fourth quarter of 2016, fund management income totaled R$851 million, showing a decrease of R$13 million, or 1.5%, compared with the previous quarter mainly due to fewer business days in the quarter.

In the annual comparison, there was an increase of R$473 million, or 18.1% primarily due to the: (i) increase in the volume of funds raised and managed, which grew 37.5% over the period, investments in fixed income funds being notable, that increased 38.0%; and (ii) the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

R$ million	Dec16	Sept16	Dec15	Variation %
				Quarter	12 months
Shareholders' Equity
Investment Funds	701,047	670,993	506,420	4.5	38.4
Managed Portfolios	40,181	46,839	37,694	(14.2)	6.6
Third-Party Fund Quotas	15,260	15,925	6,170	(4.2)	147.3
Total	756,488	733,757	550,284	3.1	37.5
x	x	x	x
R$ million	Dec16	Sept16	Dec15	Variation %
				Quarter	12 months
Distribution
Investment Funds – Fixed Income	669,657	641,082	485,125	4.5	38.0
Investment Funds – Equities	31,390	29,911	21,295	4.9	47.4
Investment Funds – Third-Party Funds	7,710	8,409	3,923	(8.3)	96.5
Total - Investment Funds	708,757	679,402	510,343	4.3	38.9
Managed Portfolios - Fixed Income	33,083	39,516	32,797	(16.3)	0.9
Managed Portfolios – Equities	7,098	7,323	4,897	(3.1)	44.9
Managed Portfolios - Third-Party Funds	7,550	7,516	2,247	0.5	236.0
Total - Managed Portfolios	47,731	54,355	39,941	(12.2)	19.5
Total - Fixed Income	702,740	680,598	517,922	3.3	35.7
Total - Equities	38,488	37,234	26,192	3.4	46.9
Total - Third-Party Funds	15,260	15,925	6,170	(4.2)	147.3
Overall Total	756,488	733,757	550,284	3.1	37.5

Cash Management Solutions (Payments and Collection)

In the fourth quarter of 2016, payment and collection income totaled R$571 million, a decrease of R$11 million, or 1.9%, partly impacted by the lower number of business days in the quarter.

In the annual comparison, there was an increase of R$195 million or 10.0%, due to: (i) the greater volume of processed documents, up from 2,217 million in 2015 to 2,430 million in 2016; and (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

 58 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Fee and Commission Income

Consortium Management

In the fourth quarter of 2016, income from consortium management increased by R$16 million, or 4.6%, compared with the previous quarter, because of the sales made in that period, which had 1,334 thousand active quotas, ensuring a leading position in all the sectors in which it operates (real estate, auto and trucks/machinery and equipment).

In the annual comparison, there was an increase of R$239 million or 23.0% in income from consortium management, due to a higher volume of: (i) received bids; (ii) average ticket; and (iii) billing of sales, ranging from 1,194 thousand active quotas, in December 2015, to 1,334 thousand active quotas in December 2016, generating an increase of 140 thousand net quotas.

Custody and Brokerage Services

In the fourth quarter of 2016, earnings from custody and brokerage services totaled R$203 million, remaining stable compared with the previous quarter.

In the annual comparison, these revenues increased R$168 million, or 30.2%, mainly due to the increase in total assets in custody in the amount of R$322 billion, partly impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Underwriting/Financial Advisory Services

In the quarterly comparison, the increase of R$85 million, or 57.8%, refers, mostly, to increased activity on the capital market in the fourth quarter of 2016.

In the annual comparison, the revenues with underwriting / financial advisory services showed an increase of R$204 million, or 37.7%.

It is important to note that variations recorded in this income derive from the capital market’s volatile performance.

Bradesco 59

Economic and Financial Analysis Personnel and Administrative Expenses

R$ million	12M16	12M15	4Q16	3Q16	Variation				As a %
					Quarterly		Year
					Amount	%	Amount	%
Personnel Expenses
Structural	14,378	11,983	4,257	4,079	178	4.4	2,395	20.0	39.1
Payroll/Social Charges	10,612	8,834	3,117	3,073	44	1.4	1,778	20.1	28.9
Benefits	3,766	3,149	1,140	1,006	134	13.3	617	19.6	10.2
Non-Structural	3,259	2,716	814	851	(37)	(4.3)	543	20.0	8.9
Management and Employee Profit Sharing	1,846	1,580	486	459	27	5.9	266	16.8	5.0
Provision for Labor Claims	771	705	152	250	(98)	(39.2)	66	9.4	2.1
Training	176	145	59	66	(7)	(10.6)	31	21.4	0.5
Termination Costs	466	286	117	76	41	53.9	180	62.9	1.3
Total	17,637	14,699	5,071	4,930	141	2.9	2,938	20.0	48.0
x
Administrative Expenses
Outsourced Services	4,772	4,124	1,406	1,305	101	7.7	648	15.7	13.0
Depreciation and Amortization	2,501	2,121	676	679	(3)	(0.4)	380	17.9	6.8
Data Processing	2,002	1,600	578	593	(15)	(2.5)	402	25.1	5.4
Communication	1,876	1,653	516	491	25	5.1	223	13.5	5.1
Advertising and Marketing	1,279	1,064	353	419	(66)	(15.8)	215	20.2	3.5
Asset Maintenance	1,155	1,033	331	322	9	2.8	122	11.8	3.1
Rent	1,102	942	316	312	4	1.3	160	17.0	3.0
Financial System Services	1,022	835	259	315	(56)	(17.8)	187	22.4	2.8
Security and Surveillance	740	609	203	204	(1)	(0.5)	131	21.5	2.0
Transportation	727	642	198	194	4	2.1	85	13.2	2.0
Utilities (Water, Electricity and Gas)	390	345	100	94	6	6.4	45	13.0	1.1
Materials	335	336	84	98	(14)	(14.3)	(1)	(0.3)	0.9
Travel	179	168	62	52	10	19.2	11	6.5	0.5
Other	1,053	867	331	259	72	27.8	186	21.5	2.9
Total	19,134	16,339	5,411	5,337	74	1.4	2,795	17.1	52.0
Total Personnel and Administrative Expenses	36,771	31,038	10,482	10,267	215	2.1	5,733	18.5	100.0

Employees	108,793	92,861	108,793	109,922	(1,129)	(1.0)	15,932	17.2	-
Service Points (1)	60,610	65,851	60,610	62,535	(1,925)	(3.1)	(5,241)	(8.0)	-

 (1) The reduction, in 2016 and in the quarter, refers to: (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) the decrease of the Bradesco Expresso correspondents.

Total Personnel and Administrative Expenses amounted to R$10,482 million in the fourth quarter of 2016, with an increase of 2.1%, or R$215 million, in comparison with the previous quarter. In the annual comparison, total Personnel and Administrative Expenses showed an increase of 18.5%, or R$5,733 million, partly impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Personnel Expenses

Total personnel expenses amounted to R$5,071 million in the fourth quarter of 2016, showing a variation of 2.9%, or R$141 million, in comparison with the previous quarter, mainly due to: (i) the increase in the "structural" portion, in the amount of R$178 million, or 4.4%, related to the increase of expenditure with proceeds, social costs and benefits, impacted by the increase in wage levels, according to the collective convention; partly offset by: (ii) the decrease in the “non-structural” portion, in the amount of R$37 million, or 4.3%, mainly due to lower expenses with a provision for labor lawsuits, which mitigated the effect of increased expenses with (a) employment termination; and (b) employee and management profit sharing (PLR).

 60 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Personnel and Administrative Expenses

In the annual comparison, an increase of R$2,938 million, or 20.0%, in personnel expenses, is justified, mainly, by the variations in: (i) the "structural" portion, in the amount of R$2,395 million, or 20.0%, related to the increase in expenses relating to payroll, social charges and benefits, that was affected by (a) higher salaries, in accordance with the 2016 and 2015 collectives agreements; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) the "non-structural" portion, in the amount of R$543 million, or 20.0%, mainly due to higher expenses of: (a) profits shared between the administrators and employees (PLR), in the amount of R$266 million; and (b) employment termination, in the amount of R$180 million.

Administrative Expenses

In the fourth quarter of 2016, administrative expenses totaled R$5,411 million, showing a variation of 1.4%, or R$74 million, compared with the previous quarter, mainly due to the increase in the volume of business and services, which resulted in higher expenses with: (i) outsourced services in the amount of R$101 million, and (ii) communication, in the amount of R$25 million; partly offset by lower expenses of: (iii) advertising and marketing, in the amount of R$66 million; and (iv) financial system services, in the amount of R$56 million.

In the annual comparison, administrative expenses showed an increase of 17.1%, or R$2,795 million, basically reflecting the increment of the expenses originated by: (i) the growth in business and services volumes in the period, partly impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; (ii) the contractual adjustments; and (iii) the effect of the actions of advertising and marketing, in the amount of R$215 million, mainly related to the "Rio 2016 Olympic and Paralympic Games", occurred in the third quarter of 2016.

Operating Coverage Ratio (1)

In the fourth quarter of 2016, the coverage ratio over the last 12 months recorded 76.2%, mainly impacted by the increase in operating expenses due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. Nevertheless, it should be noted that the maintenance of this high-level indicator is mainly caused by ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; (b) investments in Information Technology, which totaled R$6.595 billion in 2016; and (c) measures applied to increase the offer of products and services available to the entire client base.

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

Bradesco 61

Economic and Financial Analysis Tax Expenses

Tax expenses totaled R$1,703 million in the fourth quarter of 2016, showing an increase of R$102 million, or 6.4%, in relation to the previous quarter, primarily due to the increase in taxable income in the quarter.

In the annual comparison, such expenses increased by R$408 million, or 7.2%, primarily due to the increase in expenses with ISS/Cofins, derived from the increase in taxable income in the period, mainly of fee and commission income and net interest income.

Equity in the Earnings (Losses) of Affiliates

In the fourth quarter of 2016, equity in the earnings (losses) of affiliates was R$48 million, a decrease of R$60 million, or 55.6%, compared with the previous quarter, and an increase of R$74 million, or 51.4%, in the annual comparison. These variations are primarily due to the equity in the earnings (losses) obtained with the "Tecban – Tecnologia Bancária" affiliate.

.

Non-Operating Income

In the fourth quarter of 2016, non-operating income recorded a loss of R$13 million, showing a decrease of R$11 million, or 45.8%, in comparison with the previous quarter, and a decrease of R$103 million, or 36.4%, in the annual comparison, essentially due to the variation of non-operating expenses (such as losses on sale of foreclosed assets/other) in each period, and partly offset by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

62  Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis Additional Information – HSBC Brasil Historical Series

Adjusted Statement of Financial Position

R$ million	Sept16	"Pro-forma"
		June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14
Assets
Current and Long-Term Assets	159,475	160,488	183,933	184,832	189,626	188,804	198,373	178,548
Funds available	1,774	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank Investments	17,455	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and Derivative Financial Instruments	46,082	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and Interdepartmental Accounts	17,042	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loan and Leasing Operations	50,854	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allowance for Loan Losses (ALL)	(6,404)	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other Receivables and Assets	32,672	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Permanent Assets	1,719	2,595	2,884	3,158	2,457	3,578	3,709	3,798
Investments	44	50	51	51	51	54	55	44
Premises and Equipment and Leased Assets	1,208	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible Assets	467	560	722	880	1,016	1,140	1,178	1,218
Total	161,194	163,083	186,817	187,990	192,083	192,382	202,082	182,346
*
Liabilities
Current and Long-Term Liabilities	153,392	153,920	177,424	178,511	182,077	181,967	191,775	171,928
Deposits	64,876	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Securities sold under agreements to repurchase	5,009	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from Issuance of Securities	37,571	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and Interdepartmental Accounts	1,262	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrowings and Onlendings	5,702	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative Financial Instruments	2,247	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Technical provisions for insurance, pension plans and capitalization bonds	15,296	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	21,429	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred Income	6	-	-	-	-	-	-	-
Non-controlling Interest in Subsidiaries	20	18	17	17	16	15	17	20
Shareholder's Equity (1)	7,776	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	161,194	163,083	186,817	187,990	192,083	192,382	202,082	182,346

 (1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Statement of Adjusted Income

R$ million	3Q16	"Pro-forma"
		2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Net Interest Income	2,454	1,941	2,220	2,156	2,054	2,419	2,442	1,834
ALL Expenses	(1,189)	(1,173)	(1,242)	(812)	(1,122)	(1,153)	(918)	(815)
Gross Income from Financial Intermediation	1,265	768	978	1,344	932	1,266	1,524	1,019
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	97	171	206	162	121	150	256	237
Fee and Commission Income	703	721	819	886	880	918	773	807
Personnel Expenses	(1,064)	(879)	(978)	(795)	(1,399)	(997)	(995)	(1,213)
Other Administrative Expenses	(762)	(1,087)	(1,111)	(1,619)	(1,332)	(1,154)	(1,145)	(1,284)
Tax Expenses	(243)	(193)	(248)	(179)	(233)	(242)	(199)	(210)
Equity in the Earnings (Losses) of Unconsolidated Companies	30	-	-	-	(3)	-	-	-
Other Operating Income/ (Expenses)	88	(244)	(109)	(351)	371	333	(282)	213
Operating Income	115	(743)	(443)	(552)	(663)	274	(68)	(431)
Non-Operating Income	23	(57)	(6)	(68)	(26)	(32)	(16)	70
Income Tax and Social Contribution	11	363	146	65	453	(65)	(1)	293
Non-controlling interests in subsidiaries	(1)	-	-	-	-	-	-	-
Adjusted Net Profit/Loss	148	(437)	(303)	(555)	(236)	177	(85)	(68)

 (1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco 63

Economic and Financial Analysis Additional Information – Pro Forma Comparison between the 2016 and 2015 Fiscal Years

From the third quarter of 2016, HSBC Brasil has been consolidated into our financial statements, and in order to provide comparability of assets/liabilities and income compared regarding the 2016 and 2015 fiscal years, below we present pro forma consolidated financial information, i.e., the combined assets/liabilities and income of Bradesco and HSBC Brasil for these periods. This pro forma consolidated financial information includes all income statement and balance sheet items from HSBC Brasil, and the income of HSBC Brasil not computed to Bradesco is included under the heading “non-controlling interests/others”, referring to periods prior to the actual acquisition, given that the proposal is to retroactively demonstrate the effect of a transaction that occurred at a later date, and thus, we stress that the data was provided for mere illustrative purposes.

Adjusted Statement of Financial Position

R$ million	Dec16	"Pro-forma"
		Dec15	Variation
			Amount	%
Assets
Current and Long-Term Assets	1,262,273	1,227,078	35,195	2.9
Funds available	14,697	21,384	(6,687)	(31.3)
Interbank Investments	177,685	172,649	5,036	2.9
Securities and Derivative Financial Instruments	549,873	422,786	127,087	30.1
Interbank and Interdepartmental Accounts	59,007	68,793	(9,786)	(14.2)
Loan and Leasing Operations	347,489	392,138	(44,649)	(11.4)
Allowance for Loan Losses (ALL)	(37,653)	(35,575)	(2,078)	5.8
Other Receivables and Assets	151,175	184,903	(33,728)	(18.2)
Permanent Assets	31,286	32,351	(1,065)	(3.3)
Investments	1,778	1,638	140	8.5
Premises and Equipment and Leased Assets	7,965	7,999	(34)	(0.4)
Intangible Assets	21,543	22,714	(1,171)	(5.2)
Total	1,293,559	1,259,429	34,130	2.7
*
Liabilities
Current and Long-Term Liabilities	1,191,094	1,168,490	22,604	1.9
Deposits	234,214	251,414	(17,200)	(6.8)
Securities sold under agreements to repurchase	349,070	281,973	67,097	23.8
Funds from Issuance of Securities	150,807	151,798	(991)	(0.7)
Interbank and Interdepartmental Accounts	7,089	7,529	(440)	(5.8)
Borrowings and Onlendings	58,197	79,545	(21,348)	(26.8)
Derivative Financial Instruments	12,398	22,645	(10,247)	(45.3)
Technical provisions for insurance, pension plans and capitalization bonds	223,342	192,226	31,116	16.2
Other liabilities	155,977	181,360	(25,383)	(14.0)
Deferred Income	477	529	(52)	(9.8)
Non-controlling Interest in Subsidiaries	1,546	1,503	43	2.9
Shareholders' Equity	100,442	88,907	11,535	13.0
Total	1,293,559	1,259,429	34,130	2.7

Statement of Adjusted Income

64 Economic and Financial Analysis Report – December 2016

Economic and Financial Analysis

R$ million	"Pro-forma"
	12M16	12M15	Variation
			Amount	%
Net Interest Income	66,615	64,458	2,157	3.3
ALL Expenses	(24,154)	(19,179)	(4,975)	25.9
Gross Income from Financial Intermediation	42,461	45,279	(2,818)	(6.2)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	6,046	6,115	(69)	(1.1)
Fee and Commission Income	29,564	28,296	1,268	4.5
Personnel Expenses	(19,494)	(18,885)	(609)	3.2
Other Administrative Expenses	(21,332)	(21,589)	257	(1.2)
Tax Expenses	(6,489)	(6,493)	4	(0.1)
Equity in the Earnings (Losses) of Unconsolidated Companies	218	141	77	54.6
Other Operating Income/ (Expenses)	(7,369)	(6,637)	(732)	11.0
Operating Income	23,605	26,227	(2,622)	(10.0)
Non-Operating Income	(243)	(425)	182	(42.8)
Income Tax and Social Contribution	(6,828)	(8,481)	1,653	(19.5)
Non-controlling interests in subsidiaries / Other	587	552	35	6.3
Adjusted Net Income	17,121	17,873	(752)	(4.2)

 (1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco 65

Return to Shareholders Corporate Governance

Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of eight members, being seven external members  and one internal. These members were elected at the Annual Shareholders’ Meeting and are eligible for reelection.

The Board of Directors is advised in its activities, by seven Committees, two of which are Statutory Committees (Audit and Compensation) and five of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation, Nomination and Sustainability). Several Executive Committees assist in the Board of Executive Officers’ activities.

In addition to the stated Audit Committee, Bradesco also makes use of the permanent Fiscal Council, elected by the shareholders, and the Internal Audit, which reports to the Board of Directors, as the main oversight agencies of its administrative/operational structure.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Investor Relations area – IR

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the fourth quarter of 2016, there were 60 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 689 investors. Over the year of 2016, there were 377 events and 4,347 investors were assisted.

The schedule of events in Brazil in this fourth quarter also promoted the Bradesco APIMEC Meetings, in the cities of Rio de Janeiro, São Paulo and Belo Horizonte, comprising an audience of over 538 participants in loco. Also, 1,664 internauts took part in APIMEC São Paulo, of which 45 of these hits were in sign language. In 2016, we promoted four Bradesco APIMEC Meetings, totaling 689 participants in loco. At these events, the main figures, strategies and perspectives of Bradesco were presented.

  66   Economic and Financial Analysis Report - December 2016

Return to Shareholders Sustainability

Corporate Sustainability Index (ISE)

For the 12th consecutive year, Bradesco’s shares have been listed on the ISE (Corporate Sustainability Index) of BMF&Bovespa.

The selection for the portfolio composition is made from a questionnaire answered by companies that have the 200 shares of highest liquidity on the Stock Exchange. The new portfolio will be composed of 38 shares from 34 companies, which cover the inclusion of Sustainable Development Goals (SDG), in line with the UN’s position.

The participation of Bradesco in this index reaffirms its commitment to the principles that govern corporate sustainability, like ethical and transparent conduct in all activities, the effectiveness of the risk management process and the adoption of action that considers the impact of the activities of Bradesco and contributes towards the development of the business and of society.

Bradesco Shares

Number of Shares – Common and Preferred Shares

In thousands	Dec16	Sept16	Dec15
Common Shares	2,772,226	2,772,226	2,520,695
Preferred Shares	2,759,659	2,759,659	2,508,781
Subtotal – Outstanding Shares	5,531,885	5,531,885	5,029,476
Treasury Shares	21,717	21,717	19,253
Total	5,553,602	5,553,602	5,048,729

In December 2016, Bradesco’s Capital Stock stood at R$51.1 billion, composed of 5,553,602 thousand shares, made up of 2,776,801 thousand common shares and 2,776,801 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of the voting capital and 24.3% of the total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by BBD Participações S.A., whose shareholders constitute the majority of the members of the Board of Directors of the Statutory Board of Executive Officers of Bradesco and more senior officers.

Bradesco    67

Return to Shareholders Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Dec16%		Ownership of Capital (%)	Dec15%		Ownership of Capital (%)
Individuals	325,389	89.8	20.1	331,423	90.0	21.7
Companies	35,590	9.9	46.1	35,895	9.7	45.5
Subtotal - Domiciled in Brazil	360,979	99.7	66.2	367,318	99.7	67.2
Domiciled Abroad	1,235	0.3	33.8	1,139	0.3	32.8
Total	362,214	100.0	100.0	368,457	100.0	100.0

In December 2016, Bradesco had 362,214 shareholders, 360,979 residing in Brazil, representing 99.7% of the total number of shareholders with 66.2% of its share capital.	The amount of shareholders domiciled abroad was 1,235, representing 0.3% of the number of shareholders with 33.8% of its share capital.

Daily Average Trading Volume of Shares

During 2016, the daily average trading volume of our shares on the New York Stock Exchange (NYSE) and on the BM&F Bovespa reached R$704 million, which is the highest value presented in the historical series below.

This amount was 8.8% higher than the daily average trading volume in the previous year, mainly due to the 10% increase in the daily average trading volume of Bradesco’s shares on the BM&F Bovespa.

(1) BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and

(2) BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

  68   Economic and Financial Analysis Report - December 2016

Return to Shareholders Bradesco Shares

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa.

If, in late December 2006, R$100 were invested, Bradesco’s shares would be worth approximately R$257 at the end of December 2016, which is an appreciation approximately two times higher compared to that which was presented by the Ibovespa within the same period.

Share and ADR Performance (1)

In R$ (unless otherwise stated)	4Q16	3Q16	Variation %	12M16	12M15	Variation %
Adjusted Net Income per Share	0.79	0.81	(1.7)	3.09	3.23	(4.2)
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.26	0.33	(21.3)	1.02	0.90	12.6
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.29	0.37	(21.3)	1.13	1.00	12.6

In R$ (unless otherwise stated)	Dec16	Sept16	Variation %	Dec16	Dec15	Variation %
Book Value per Common and Preferred Share	18.16	17.81	1.9	18.16	16.07	13.0
Last Trading Day Price – Common Shares	29.14	28.35	2.8	29.14	18.64	56.3
Last Trading Day Price – Preferred Shares	29.00	29.67	(2.3)	29.00	17.53	65.4
Last Trading Day Price – Common share ADR (US$)	8.85	8.73	1.4	8.85	4.75	86.3
Last Trading Day Price – Preferred share ADR (US$)	8.71	9.07	(4.0)	8.71	4.37	99.3
Market Capitalization (R$ million) (2)	160,813	160,472	0.2	160,813	100,044	60.8

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Bradesco    69

Return to Shareholders Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco’s preferred shares (BBDC4). In January 2017, we analyzed ten reports prepared by these analysts. Their recommendations and general consensus on the target price for December 2017 can be found below:

Recommendations %		Target Price in R$ for Dec17
Buy	60.0	Average	34.90
Hold	40.0	Standard Deviation	2.28
Sell	-	Highest	38.10
Under Analysis	-	Lowest	31.00

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco’s shares,	go to our Investors Relations website at: bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

In December 2016, Bradesco’s market capitalization, in view of the closing prices of Common and Preferred shares, was R$160.8 billion, an increase of 60.8% compared with December 2015. It is worth mentioning that the Ibovespa index increased 38.9% over the same period, being 1.6 times lower than the increase of Bradesco’s market value.

  70   Economic and Financial Analysis Report - December 2016

Return to Shareholders Main Indicators

Price/Earnings Ratio(1): Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.
Price to Book Ratio: Indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1) (2):

The ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Bradesco 71

Return to Shareholders Dividends/Interest on Shareholders’ Equity – JCP

In 2016, R$6.976 million was assigned to shareholders as interest on shareholders’ equity (JCP) and the total JCP assigned to shareholders accounted for 48.7% of the net income for the 12-	month period and, considering income tax deduction and JCP assignments, it was equivalent to 41.4% of the net income.

Weight on Main Stock Indexes

Bradesco shares are listed on Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of the companies listed on the IBrX-50 index and that choose to adopt transparent greenhouse gas emission practices in order to take part in this initiative) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the NYSE’s Dow Jones Index, in the Dow Jones Sustainability Emerging Markets portfolio and on the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

Dec16	In % (1)
Ibovespa	9.5
IBrX-50	10.1
IBrX-100	9.0
IBrA	8.8
IFNC	19.8
ISE	5.5
IGCX	6.9
IGCT	11.1
ITAG	12.2
ICO2	15.6
MLCX	9.7

(1) Represents Bradesco shares’ weight on Brazil’s main stock indexes.

  72   Economic and Financial Analysis Report - December 2016

Additional Information Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below:

	Dec16	Sept16	Dec15	Sept15
Banks – Source: Brazilian Central Bank (Bacen)
Demand Deposits	N/A	10.6	7.2	7.1
Savings Deposits	N/A	14.3	13.8	13.7
Time Deposits	N/A	11.1	8.7	9.4
Loan Operations	11.4 (1)	11.5	9.8	9.9
Loan Operations - Private Institutions	25.7 (1)	26.5	22,3	22.3
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.8 (1)	14.0	13,3	13.3
Payroll-Deductible Loans	13.4 (1)	13.3	12,6	12.5
Number of Branches	23.9	23.9	20.0	20.3
Banks – Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	30.1	30.0	27.5	27.2
Banks – Source: Anbima
Investment Funds and Managed Portfolios	22.7	22.5	19.4	18.5
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.8 (3)	24.9	25.5	24.7
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.2 (3)	24.4	25.2	24.2
Life/Personal Accident Insurance Premiums	19.2 (3)	19.3	17.7	17.6
Auto/P&C Insurance Premiums	9.2 (3)	9.4	9.5	9.7
Auto/Optional Third-Party Liability Insurance Premiums	12.1 (3)	12.2	11.8	12.1
Health Insurance Premiums	50.1 (3)	49.9	49.3	49.3
Income from Pension Plan Contributions (excluding VGBL)	29.9 (3)	30.0	29.5	31.3
Capitalization Bond Income	28.0 (3)	28.0	25.6	26.4
Technical provisions for insurance, pension plans and capitalization bonds	27.9 (3)	28.1	26.8	26.6
Income from VGBL Premiums	24.6 (3)	24.9	28.7	26.3
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	24.8 (3)	24.7	25.5	27.4
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Pension Plan Investment Portfolios (including VGBL)	29.7 (3)	28.1	29.2	29.6
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.8 (2)	21.7	17.2	18.1
Consortia – Source: Bacen
Real Estate	31.1 (3)	30.4	28.7	28.4
Auto	31.0 (3)	29.8	28.5	28.5
Trucks, Tractors and Agricultural Implements	19.8 (3)	19.7	17.3	16.8
International Area – Source: Bacen
Export Market	19.0	20.1	15.3	15.9
Import Market	19.6	20.7	12.2	12.4

(1)   SFN data is preliminary;

(2)   Reference Date: Oct/16; and

(3)   Reference Date: Nov/16.

N/A – Not available.

  74   Economic and Financial Analysis Report - December 2016

Additional Information Market Share of Products and Services

Branch Network

Region	Dec16		Market Share	Dec15		Market Share
	Bradesco	Market		Bradesco	Market
North	309	1,155	26.8%	273	1,143	23.9%
Northeast	898	3,571	25.1%	846	3,581	23.6%
Midwest	439	1,796	24.4%	337	1,802	18.7%
Southeast	2,727	11,535	23.6%	2,319	11,738	19.8%
South	941	4,172	22.6%	732	4,255	17.2%
Total	5,314	22,229	23.9%	4,507	22,519	20.0%

Ratings

Fitch Ratings
International Scale						National Scale
Viability	Support	Domestic Currency		Foreign Currency		Domestic
bb+	3	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
		BB+	B	BB+	B	AAA(bra)	F1+(bra)

Moody´s Investors Service
Global Scale						National Scale
Deposits - Domestic currency				Deposits - Foreign currency		Domestic Currency
Long-term		Short-term		Long-term	Short-term	Long-term	Short-term
Ba2		NP		Ba3	NP	Aa1.br	BR-1

Standard & Poor's						Austin Rating
Global Scale - Issuer Credit Rating				National Scale		Corporate Governance	National Scale
Foreign Currency		Domestic Currency		Issuer Credit Rating
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term		Long-term	Short-term
BB	B	BB	B	brAA-	brA-1	AA+	brAAA	brA-1

Reserve Requirements

%	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15
Demand Deposits
Rate (1)	45	45	45	45	45	45	45	45
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	19	19	19	19
Savings Deposits
Rate (4)	24.5	24.5	24.5	24.5	24.5	24.5	24.5	20
Additional (2)	5.5	5.5	5.5	5.5	5.5	5.5	5.5	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2)	25	25	25	25	25	25	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	64	64	64	64	64	64	69	69

(1) Collected in cash and not remunerated;
(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(3) At Bradesco, reserve requirements are applied to Rural Loans; and
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 03, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.

Bradesco    75

Additional Information Investments in Infrastructure, Information Technology and Telecommunications

2016 was a year of great challenges for Bradesco. In addition to maintaining the quality standard of services for our clients, we worked hard to integrate HSBC Brasil, offering new products and services.

Highlights for the period:

•           in exactly 100 days of work, after the approval of CADE, we completed the integration of HSBC Brasil with the union and commitment of the teams, a highly complex task that added 5 million clients, 851 Branches, and 728 Service Points to Bradesco, where we highlight:

○     for the sake of convenience and practicality, activation days were created in digital channels for HSBC Individual and Legal Entity clients. These actions allowed them to activate their accounts, credit and debit cards through their current devices, in addition to creating exclusive service channels, website, and Welcome Center, to answer any questions regarding procedures that involve migration;

the innovative implementation of the interactive “BIA” (Bradesco Inteligência Artificial) tool, helps branch teams to clarify doubts on a daily basis, online, about consortiums, working capital, consigned and personal credit, CDC, rural credit, real estate credit, and another 49 financial products and services, improving customer service. The project’s initial case is the Branch Service Center, the solution is used as an interactive chat, responding to queries about products and services, quickly and reliably, reads standards (manuals on procedures) and, when necessary, transfers the contact to a specialist in the field. It was created from cognitive intelligence technology, and the more questions it is asked, the more it increases its knowledge and expands its scope of operation;

•        in the credit card market, we launched the new Bradesco Cartões app, which offers services such as viewing maturity dates, best date of purchase, statement, purchase and withdrawal limit, bar code for payment, travel notice, unblocking, and expenses graph. The innovation is available to individual clients, holders of Bradesco credit cards and BradesCard, account holders or not, primary or additional, who own a mobile phone with iOS or Android operating systems;

•        another important novelty is the possibility of making purchases on ShopFácil.com, through Facebook Messenger – the Facebook social network’s text message exchange system. Simply access the channel through the smartphone App or website, using a computer, to receive recommendations on offers based on your profile, to check your orders, and to make the purchase; and

•        we conduct periodic contingency exercises on central computers, aiming at security and business continuity, operating on the alternative Alphaville website in order to ensure the availability of services to clients in the event of emergency situations.

As a necessary condition for its continuous growth, Bradesco invested, in 2016, a total of R$6,595 million in Infrastructure, Information Technology and Telecommunications.

R$ million	2016	2015	2014	2013	2012
Infrastructure	1,186	1,268	1,049	501	718
Information Technology and Telecommunications	5,409	4,452	3,949	4,341	3,690
Total	6,595	5,720	4,998	4,842	4,408

  76  Economic and Financial Analysis Report - December 2016

Additional Information Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The market’s dynamism encourages Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, leading Bradesco to use its internal market risk models, which have been used to calculate regulatory capital since January 2013.

Bradesco controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. It also provides training for employees at every level of the Organization, from business areas to the Board of Directors.

The management process results in the proactive identification, measurement, mitigation, monitoring and reporting of risks, which is necessary when taking into account Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, regulatory capital, as well as Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: bradescori.com.br.

Capital Management

The Capital Management structure aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

On an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: bradescori.com.br.

Bradesco    77

Additional Information Basel Ratio

In December 2016, the Regulatory Capital of the Prudential Conglomerate reached the amount of R$101,127 million, compared to assets weighted by the risk of R$656,189 million	The total Basel ratio reached 15.4% and the Tier I Capital 12.0% presenting an increase of 0.1 p.p. compared with the previous quarter.

R$ million	Basel III
	Prudential Conglomerate
	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15
Calculation Basis
Regulatory Capital	101,127	100,056	102,548	100,452	102,825	93,090	97,016	93,608
Tier I	78,763	77,655	79,377	76,704	77,507	73,577	77,503	74,095
Common Equity	73,747	72,655	79,377	76,704	77,507	73,577	77,503	74,095
Shareholders' Equity	100,442	98,550	96,358	93,330	88,907	86,233	86,972	83,937
Non-controlling/Other	61	17	18	-	-	-	-	-
Phase-in arrangements provided for in CMN Resolution 4192/13 (1)	(26,756)	(25,912)	(16,999)	(16,626)	(11,400)	(12,656)	(9,469)	(9,842)
Additional Capital (2)	5,016	5,000	-	-	-	-	-	-
Tier II	22,364	22,401	23,171	23,748	25,318	19,513	19,513	19,513
Subordinated debt (before CMN Resolution nº 4,192/13)	12,560	13,693	14,796	16,725	19,513	19,513	19,513	19,513
Subordinated Debt (according to CMN Resolution No. 4,192/13)	9,804	8,708	8,375	7,023	5,805	-	-	-
Risk-Weighted Assets (RWA)	656,189	657,148	580,568	595,757	612,217	643,924	607,226	614,577
Credit Risk	589,977	588,914	527,254	543,260	556,441	585,507	552,852	557,018
Operational Risk	50,444	50,444	38,502	38,502	37,107	37,107	39,117	39,117
Market Risk	15,768	17,791	14,813	13,996	18,670	21,310	15,257	18,442
Total Ratio	15.4%	15.3%	17.7%	16.9%	16.8%	14.5%	16.0%	15.2%
Tier I Capital	12.0%	11.9%	13.7%	12.9%	12.7%	11.4%	12.8%	12.1%
Common Equity	11.2%	11.1%	13.7%	12.9%	12.7%	11.4%	12.8%	12.1%
Additional Capital (2)	0.8%	0.8%	-	-	-	-	-	-
Tier II Capital	3.4%	3.4%	4.0%	4.0%	4.1%	3.0%	3.2%	3.1%
Subordinated debt (before CMN Resolution nº 4,192/13)	1.9%	2.1%	2.6%	2.8%	3.2%	3.0%	3.2%	3.1%
Subordinated Debt (according to CMN Resolution No. 4,192/13)	1.5%	1.3%	1.4%	1.2%	0.9%	-	-	-

(1) Criteria used, as of October 2013 by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(2) In September 2016, considers subordinated debt authorized by Central Bank, in November 2016, to compose Tier I Capital.

78  Economic and Financial Analysis Report - December 2016

Independent Auditors’ Report Independent Reasonable Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the year ended as at December 31, 2016 in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the procedures used in the preparation of the supplementary accounting information and the reasobleness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. The reasonable assurance level is less than an audit.

  80  Economic and Financial Analysis Report – December 2016

Independent Auditors’ Report Independent Reasonable Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for Preparing the Supplementary Accounting Information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the year ended December 31, 2016 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on December 31, 2016 and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, February 01, 2017

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Bradesco    81

Independent Auditors’ Report

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  82  Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Message to Shareholders

Dear Shareholders,

2016 was a year full of great events. The conclusion of the acquisition of HSBC Bank Brasil S. A. – Banco Múltiplo, the largest in our history, has allowed us to broaden our base of account holders and expand activities in strategic markets such as the Southeast, Midwest, and South. In a short period of time, we have integrated the platforms, the involvement of the workforce, and replaced the entire brand in total harmony with the outlined objectives.

Sponsoring the Rio 2016 Olympics and Paralympics in Rio de Janeiro was another demonstration of confidence in the Country’s ability to perform. The Games gave the Bradesco brand global exposure and made the Organization’s commitment to constructive attitudes that motivate and move people forward, a nation’s greatest asset.

Faced with the challenges imposed by the current economic scenario, we reacted with increasing investments and encouraged business. The strategic and budgetary planning has been completed successfully; we have improved processes aiming at greater efficiency, and have innovated on all fronts, supported by a Service Network present throughout the country. Our employees are committed and determined to always work harder and better, in line with current demands.

Committed to the Goals of Sustainable Development, we celebrated the 60th anniversary of Fundação Bradesco, the Organization’s principal social activity. With 40 schools, located primarily in disadvantaged regions, aimed at teaching children and teenagers, the Foundation has become a reference of education in the Country, and shines a light on the paths of social inclusion, providing public welfare.

Bradesco’s good performance over the year is expressed through numbers. Net Income was R$15.084 billion, of which R$6.976 billion was reserved for shareholders in the form of Interest in Shareholder’s Equity, corresponding to 48.7% (net of withheld Income Tax 41.4%) of adjusted income. Grupo Bradesco Seguros’ share of 36.8% was expressive in this result. Total Assets amounted to R$1.180 trillion, a 15.8% increase over the previous year. Equity totaled R$100.442 billion, and the Operational Efficiency Index reached 39.5%. The significance of the figures demonstrates solidity and renews the vision of the future of the Organization, which adopts the most efficient practices of corporate sustainability, strengthening its long-term prospects.

Brazil has the credentials to move forward and resume growth. Confident that, in 2017 ,we will write another chapter of achievements in our history, we reaffirm the willingness to overcome obstacles with constructive attitudes and investments, providing the best products and services to our clients, shareholders, and investors.

We wish to thank everyone for their support, preference, and above all, the confidence placed in Bradesco. We also thank our employees and other staff for their effort, dedication, and full commitment, which was decisive in overcoming obstacles and obtaining results.

Cidade de Deus, February 1st, 2017

Lázaro de Mello Brandão

Chairman of the Board of Directors

84                 Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Management Report

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the period ended on December 31, 2016, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

As of July 2016, with the completion of the acquisition operation of HSBC Bank Brasil S.A. – Banco Múltiplo, Bradesco started to consolidate HSBC Brasil’s results in its Financial Statements.

In the Bradesco Organization, among the important events of the period, it is the conclusion, in July, of the acquisition of 100% of the capital stock of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., with the due approval of the relevant authorities. The approval, in the General Meeting, of the division of HSBC Brasil, enabled the integration of people and operating and technological platforms, resulting in the replacement of the brand in its service network and providing greater synergy in its operations. Thus, since October 8, HSBC Brasil clients have gained access to their accounts and other services as Bradesco clients. This is the largest acquisition ever made by the Bank, cementing its position in the domestic financial scene.

The Rio 2016 Olympic Games consolidated a cycle of building a legacy based on the transforming power of sports. Bradesco believed since the beginning and became the first official sponsor of the Olympic Games, in the Bank and Insurance categories. Reinforcing this commitment, the bank was also sponsor of the Olympic Torch and Paralympic Torch Relay, which took the emotion and Olympic spirit to several corners of Brazil, spreading the global spirit of the event. The results were perceived on many fronts, always leveraging the brand, the generation of business and the engagement of employees. Studies have demonstrated the growth of the attractiveness index of Bradesco, besides being one of the most remembered brands among all the sponsors.

We also highlight the following:

•       once again chosen to be a part of the Dow Jones Sustainability Index – DJSI of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets category. There was an increase in overall performance with emphasis on the issues of “Crime Prevention Policies and Measures”, “Financial Stability”, and “Systemic Risk and Financial Inclusion”;

•       for the twelfth year in a row, it was recognized among the companies listed in the Corporate Sustainability Index – ISE of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange. The portfolio is reviewed annually, through analysis of economic-financial, social, environmental, and corporate governance aspects. Integrating the index reaffirms Bradesco’s commitment to the adoption of good business practices; and

•       the achievement, once again, of winning the ABRASCA Award – Best Annual Report, in the “Public Company Group 1” category, awarded by the Brazilian Association of Public Companies – ABRASCA, which recognizes a company’s commitment to transparency in its relationship with shareholders, clients, and stakeholders.

Economic Commentary

In 2016, the domestic scene was marked by major adjustments. Inflation began a path of convergence towards targets and the Central Bank managed to produce an important anchorage of inflation expectations for the coming years. In approving important measures, the fiscal adjustment proposed by the Government should be noted in the medium and long-term and the desired fiscal balance materialized by the stabilization of the Debt/GDP ratio. Even though the Country’s greatest challenge continues to be economic strengthening, quarterly growth is expected to increase throughout 2017.

In the external scene, there was an increase in market interest rates in major economies, which contributed to decreased global liquidity. However, the prospects for world growth have improved and driven the rise in commodity prices, which is favorable to emerging economies that export these goods.

1.      Result for the Year

The good results achieved by Bradesco in 2016 and the remuneration of shareholders confirm that the strategic planning laid out for the period was conducted as expected. The detailed analysis of these figures is available online at bradescori.com.br, in the Economic and Financial Analysis Report.

R$15.084       billion was the taxable Net Income in the financial year, equivalent to R$2.73 per share and profitability of 15.5% over the average Shareholders’ Equity(*). The annualized return on Average Total Assets was 1.4%.

R$6.976       billion was allocated to shareholders, as Interest on Own Capital, intermediate, extraordinary and supplementary, computed in the calculation of mandatory dividends. Thus, R$1.33 (R$1.13 net of Income Tax withheld at the source), which includes an additional 10.0% was attributed to every preferred share, and R$1.21 (R$1.03 net of Income Tax withheld at the source) for every common share. Distributed interest represents 48.7% (net of Income Tax withheld at the source 41.4%) of the year’s adjusted income.

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Taxes and Contributions

A significant portion of Bradesco’s income for the year ended up in public coffers, in direct proportion to the volume of activities it develops.

R$18.420     billion totaled the own taxes and contributions, including  pensions, paid or provisioned.

R$13.782     billion totaled the withheld taxes and those collected from third parties equivalent to financial intermediation.

Funds in the expressive amount of R$32.202 billion have originated in or transited through the Organization.

2.      Corporate Strategy

Bradesco, always committed to the interests of its clients and shareholders, and with the economic and social growth of the Country, develops its activities at the highest levels of efficiency, seeking to provide quality banking services, apply the best Corporate Governance practices, and achieve even more consistent results.

As a vision of the future, it aims to expand the prominent position it occupies among private financial institutions. The acquisition of HSBC Bank Brasil S.A. – Banco Múltiplo led to a significant growth of its client base and further consolidated its presence throughout the country.

Grounded in ethical values, respect, and transparency, Bradesco faces today’s challenges with determination, demonstrating strength and its abilities as a financial broker, fostering investments, democratizing credit, expanding the supply of products, services, and solutions and promoting, as a priority, banking inclusion and social mobility, through its extensive Service Network, which includes Branches, Banking Stations, Bradesco Expresso Correspondents, self-service machines and, also, through Digital Channels, such as Internet Banking, Bradesco Celular, Fone Fácil and Social Media.

Within the financial sphere, under the perspective of a strict monetary policy, the Bank will continue to seek the growth of its loan portfolio in 2017, with emphasis on consumer credit, payroll loans, and real estate credit, as well as a strong presence in open-ended supplemental pension plans. To this end, it will continue to adopt effective security procedures, which includes a rigorous evaluation of the processes of concession and efficient daily collection of overdue amounts, through Debt Recovery Programs. The strategic focus on secure dissemination and in the results of the business it conducts, such as, for example, investment banking, corporate, private banking, and the management of third-party funds, in addition to investments in the credit card, consortium, insurance, private pension, and capitalization markets, equally relevant, will remain active in the Organization.

Abroad, Bradesco maintains a presence in strategic markets, providing support to Brazilian companies, clients residing abroad, as well as foreign companies and investors with interests in Brazil. Bradesco Securities in New York, London, and Hong Kong are essential to securing funds and distributing securities in these financial centers, as well as to Banco Bradesco Europe in Luxembourg and London, with financing services to corporate and private banking clients.

The continuous search for growth implies substantial investments in Infrastructure, Information Technology, and in Human Resources, indispensable pillars for the banking market. R$6.595 billion were invested to innovate, update, and maintain the IT environment, which is a highlight in the market, with the best practices and existing technologies, and R$143.614 million were invested in staff training programs through the Bradesco Corporate University - UniBrad, in order to ensure motivation, innovation, and focus on the client.

Respect for the consumer, socio-environmental responsibility, security, and credibility are part of Bradesco’s corporate culture. Three vectors of greater magnitude underpin strategic planning:

a)   to grow organically without losing sight of potential acquisitions, associations, and partnerships, provided they are committed to the quality of service, to security of the products, solutions, and services, and with the effective improvement of financial and operational efficiency indexes;

b)   to maintain strict controls in order to identify, assess, and mitigate risks intrinsic to the activities, as well as to define acceptable levels in each operation; and

c)   to conduct business with full transparency, ethics, and adequate compensation to investors.

3.      Capital, Reserves and Subordinated Debt

At the end of the year, with reference to Banco Bradesco:

R$51.100          billion totaled the Capital Stock subscribed and paid in;

R$49.342          billion totaled the Equity Reserves; and

R$100.442        billion was the Shareholders’ Equity with a growth of 13.0% in the year. In relation to Consolidated Assets, that amount to R$1.180 trillion, the Managed Shareholders’ Equity was equivalent to 8.6%. The Net Asset Value per share was of R$18.16.

At the Extraordinary Shareholders’ Meeting held on October 7, 2016, a resolution was made to absorb part

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of the equity of HSBC Bank Brasil S.A. – Banco Múltiplo, without any effect on Shareholders’ Equity of Bradesco, as HSBC Brasil was its wholly-owned subsidiary.

The solvency index was 15.4%, higher than the minimum of 10.5% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. Regarding the Reference Equity, the immobilization index reached 44.8% in the Prudential Consolidation, falling under the maximum limit of 50% stipulated by the Brazilian Central Bank.

Subordinated Loans amounted to R$52.611 billion (Abroad, R$11.455 billion and in Brazil, R$41.156 billion) at the end of the financial year, of which R$27.380 billion were considered eligible as capital and included the Reference Equity, and included in the calculation of indexes recognized in the previous paragraph.

Securities classified in the Held to Maturity Category

In compliance with Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”. It also states that the operations of Banco Bradescard S.A., its subsidiary, are adjusted to the strategic objectives defined in the Business Plan, in accordance with Article 11 of the Regulation, Appendix I to Resolution No. 4,122/12, of the National Monetary Council.

Capital Management

The sufficiency assessment of capital is conducted in order to ensure that the Organization maintains adequate levels of capital to support and assist the development of its activities and to address the risks incurred, taking into account the strategic defined objectives. It adopts a forward-looking vision, which aims to anticipate possible changes in market conditions. The structure of capital management is composed of Committees that advise the Board of Directors and the Board of Executive Officers in making decisions.

4.      Operational Performance

4.1.  Fundraising and Resource Management

The resources funded and managed amounted to R$1.797 trillion in the end of the period, 23.6% higher than the previous year. Overall, the Bank manages 26,802 million account holders, 62,107 million savings accounts with a balance of R$97.089 billion, representing 18.7% of the SBPE – Brazilian Savings and Loan System.

R$476.215    billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings

Accounts and Securities Sold Under Agreements to Repurchase.

R$756.488    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 37.5% increase.

R$301.458    billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil.

R$223.342    billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 25.6%.

R$39.428     billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$12.098 billion.

4.2.  Loan Operations

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, preserving the expansion and diversification of the supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

R$514.411    billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Investment Funds in Credit Rights, Certificates of Real Estate Receivables and Rural Credit, with an evolution of 8.6% in the period.

R$40.614      billion was the consolidated balance of provision for doubtful debtors, considering an additional provision of R$7.490 billion, which includes provision for guarantees provided, above what’s required by Resolution No. 2,682/99, of the National Monetary Council.

Consumer Credit

It contributes to the growth of small, medium, and large businesses, financing the purchase of goods produced and supplied by the various production chains, through its diversified portfolio for Consumer Credit. Among the Lines of Credit that exist to meet this demand, the Personal Credit and Vehicles, Goods, and Service lines stand out.

R$112.344    billion was the balance of operations designated to the consumer credit.

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Payroll-deductible Loans

In the group of Consumer Credit modes, Consigned Credit continues to be one of the most representative portfolios in the individual credit portfolio. At Bradesco, the distribution of the product is carried out by the Network of Branches, Bradesco Expresso, Bradesco Promotora, and its partner Correspondents, in addition to digital channels: Self-Service Machines and Internet Banking.

The target audiences for the offer of consigned credit are retirees and pensioners of the INSS, public servants and employees of companies who have their accredited payroll with Bradesco.

R$38.249     billion was the balance of the Portfolio at the closing of 2016, with 9,687,061 active contracts.

Real Estate Credit

Bradesco maintains, given the funding to the construction sector and acquisitions of the final borrowers, a strong commitment to meeting the demands of the real estate sector. It is constantly improving its channels of origination with real estate developers, through refinement in the processes of onlending to the end buyers and also in the secondary market, with the consolidation of the operating model with its various Real Estate Partnerships.

R$51.802     billion was the balance of the Real Estate Credit Portfolio, whereby R$30.763 billion was intended for Individuals and R$21.039 billion for Legal Entities, and a total of 162,551 units financed.

On the banco.bradesco website the products available, partnerships firmed with real estate companies, among other information, can be consulted.

Agribusiness

Bradesco is the largest private bank in Assets in Agribusiness, with a strong presence in the productive chain, offering solutions for the development of production, processing and marketing of agricultural products. Maintains agreements with the main manufacturers of machinery and equipment in the Country, contributing to the expansion of business and growth in productivity.

R$21.670     billion was the balance of investments at the end of the financial year.

More information relating to the agribusiness, credit products and services can be retrieved on the agronegocio.bradesco website.

Transfer Operations

Bradesco maintained its position as one of the main onlenders of BNDES funds by reaching a total disbursement of R$7.157 billion, equivalent to 16.3% of the Market Share, maintaining a focus on releases to micro, small, and medium companies, which absorbed R$3.181 billion, or 13.5% of the total amount disbursed. We further highlight the excellent performance of the BNDES Exim line, focused on funding exports, which reached the amount of R$2.703 billion, corresponding to 31.8% of the total disbursement of the modality.

R$29.183     billion amounted to the balance of transfer portfolios, with 289,886 contracts registered.

Credit Policy

The Credit Policy aims at guiding the rapid implementation of diversified and pulverized businesses, sustained by appropriate guarantees and intended for people and legitimate companies and of proven solvency. Carried out quickly and securely, these operations seek to ensure the adequate profitability and liquidity of invested assets.

Specialized systems for Credit Scoring allow the speediness and backing of the decision-making process with specific standards of safety and assertiveness in the environment of the Branches. The Credit Department and the Executive Committee of Credit, installed in the Head Office, are responsible for the decisions about loans that exceed the levels of authority of the Branches.

Loan Portfolio Quality

The quality of the loan portfolio showed a slight decrease as a result of the severe economic crisis in Brazil, which caused an increase in unemployment and a decrease in the income generation of companies. However, at the end of 2016, in comparison to the previous year, the maintenance of the credit quality of new borrowers was observed, especially because of the constant improvement of the models and policies of concession and monitoring, as well as the option for more secure credit modalities, such as consigned credit and housing credit.

4.3. Collection and Loan Recovery

Debt collection and recovery are promoted with the involvement of all Segments, Management and Legal Departments, aiming to reduce default and maintain the relationship with clients. To this end, Bradesco uses its own statistical models, updated periodically, which separate debtors according to levels of risk and propensity to pay, making collection strategies more assertive and efficient.

Collection occurs sequentially through the Network of Branches, Call Centers, and Friendly and Judicial

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Collection Offices, also counting on regional teams specialized in debt recovery, that tailor their operations on the most significant cases.

R$5.508       billion in loans were recovered, 32.9% higher than in the previous year.

5.      International Area

Abroad, the Bradesco Organization offers an extensive line of products and services by means of units of Banco Bradesco in New York and Grand Cayman; Bradesco Securities in London, Hong Kong and New York; Banco Bradesco Europa in Luxembourg and London; Banco Bradesco Argentina in Buenos Aires; and Bradescard in Mexico, in addition to 30 specialized units in Brazil and an extensive network of international correspondents.

This structure enables a position of leadership among private banks in the foreign exchange market and in the financing of foreign trade in Brazil, with the following highlights:

R$9.226       billion in Advances on Exchange Contracts, for an Export Financing portfolio of US$14.062 billion;

US$2.282     billion in Import Finance in Foreign Currencies;

US$29.219   billion in Export Purchases, with a market share of 16.6%.

US$18.186   billion in Imports contracted, with a market share of 14.5%; and

US$1.887     billion in public and private placements, of medium and long-term, in the international market.

6.      Bradesco Shares

With a high level of liquidity, Bradesco's Shares remained present in all the trading sessions of BM&FBOVESPA S.A. - Stock Exchange, Commodities and Futures. They represented 9.5% of the Ibovespa index at the end of 2016. They are also traded abroad, on the New York Stock Exchange, by means of ADR –American Depositary Receipts – Tier 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

To shareholders, as minimum mandatory dividend, is guaranteed 30% of the adjusted net profit, in addition to the Tag Along of 100% for the common shares and 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

R$87.541     billion was the amount negotiated in Bradesco Shares during the year, on BM&FBOVESPA, composed of 381.833 million common shares and 2.981 billion preferred shares.

US$25.688   billion were negotiated as ADRs, in the North American market (New York Stock Exchange - NYSE), equivalent to 921 thousand common shares and 3.396 billion preferred shares.

EUR5.580    million were negotiated as DRs, on the European market (Latibex – Madrid), equivalent to 1.064 million preferred shares.

7.      Segmentation of the Market

The strategy of segmentation in Bradesco gathers groups of clients with the same profile, with differentiated service and increasing gains of productivity at a faster pace. In addition to improving the quality of the relationship with the client and giving the Bank greater flexibility and competitiveness in running the business, it adjusts and scales the operations, to individuals or legal entities, based on the particular needs of each customer.

7.1.  Bradesco Corporate

Offers specialized services to large economic groups, with an annual revenue of more than R$250 million. The principle of long-term relationship is an important differential, because it creates the best solutions for clients and the best results for the Organization, by means of business units in the main Brazilian cities.

R$524.383    billion were the total resources administered by the area, comprising 2,375 economic groups;

7.2.  Bradesco Empresas

It manages, with a high degree of specialization, the relationship of economic groups with annual revenues between R$30 million and R$250 million, offering structured operations and a broad portfolio of products and services.

R$102.694    billion were the total resources administered by the area, of companies in all sectors of the economy.

7.3.  Bradesco Private Banking

Private Bank is structured to address individuals, family holdings and enterprises of shareholdings that possess net availability for investments from R$5 million. It offers clients an exclusive line of products and services within the Tailor-Made concept and open architecture, including advice, in Brazil and Abroad, in the allocation of financial and non-financial assets, as well as advising on wills, foreign exchange and structured operations.

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7.4.  Bradesco Prime

The Prime Segment – with a concept of a personalized relationship between Bank/Customer – offers financial advice, as well as differentiated products and services to Individuals, with proven monthly individual income from R$10 thousand or availability of investment from R$100 thousand. The exclusive Service Network for Bradesco Prime Clients comprised, at the end of the year, 308 Branches throughout the Country and 905 Bradesco Prime Spaces in Retail Branches, especially designed to provide comfort and privacy in conducting business.

7.5.  Bradesco Varejo (Retail)

The Retail Segment, present in the whole national territory, seeks to meet, with quality and commitment, all classes of the population, favoring the process of financial inclusion and providing banking services to Brazilians, as well as social mobility. Bradesco, with a view of achieving the greatest number of clients, maintains its vocation as an open-door bank, democratizing the access to banking products and services. The focus of Bradesco Varejo are Individuals with a monthly income of up to R$10 thousand and Legal Entities with annual revenues of up to R$30 million. For Individual Clients, with a monthly income between R$4 thousand and R$10 thousand, denominated as Exclusive Clients, the Segment provides personalized service, customized solutions, exclusive spaces in Branches and preferential service at the cashiers. For Legal Entity Clients, called Empresas (companies) and Negócios (business), it offers a team of specialized Managers and appropriate financial solutions to meet the needs of these clients. At the close of the financial year, the segment served more than 24.2 million current account holders.

7.6.  Bradesco Expresso

Consistently expanding its share in the correspondent segment, Bradesco Expresso, through a partnership with various commercial establishments, such as Supermarkets, Pharmacies, Department Stores, Bakeries and other retail chains, delivers to customers and the community in general the convenience of services near their residence or workplace, in extended hours, including weekends. On December 31, 2016, 38,430 establishments had been accredited.

8.      Products and Services

8.1.  Cartões Bradesco (Cards)

Bradesco Clients have at their disposal the most complete line of credit cards in the country, like Elo, American Express, Visa, MasterCard and various Private Labels.

Bradesco also counts on a cards business unit Abroad, Bradescard Mexico, which has a partnership with the C&A chain of retail clothing stores, with Suburbia stores of the Grupo Walmex and LOB and Bodega Aurrera chains of stores, in that country.

R$159.173    billion was the volume of transactions by Credit Cards.

R$6.252       billion in Revenue from Provision of Services, with a growth, mainly in revenue from commissions on purchases made with Credit/Debit Cards and miscellaneous charges.

8.2.  Cash Management Solutions

Bradesco offers customized solutions to Companies, Government Agencies and Utilities Companies, in the administration of Accounts Receivable and Payable, as well as in the collection of fees and taxes.

According to the respective profiles and needs, clients from specific market niches, such as Franchising, Education, Condominiums, among others, count on the support of a qualified team to structure solutions that add value to their business.

The Global Cash Management area aims to structure solutions for international companies operating in the Brazilian market and domestic companies operating abroad, through partnerships with 45 international banks and access to the Swift network. Among the services provided, we highlight the opening of accounts of companies indicated by partner banks and the preparation and structuring of RFPs (Request for Proposal) for the centralization of the company’s cash.

133.338        million documents collected during the year in federal, state, municipal taxes and other contributions.

320.609        million documents received from electric, water, gas and telephone bills, of which 83.570 million of them settled by Direct Debit from Current Account and Savings Accounts, a system that provides comprehensive convenience to the client.

994.422        million receipts processed by means of Cobrança Bradesco (Collection), Custody of Checks, Identified Deposit and OCT – Ordem de Crédito por Teleprocessamento (Tele-processed Credit Order).

861.886        million transactions carried out by the Multipag system, which include the payments of the main commitments of the company’s accounts payable (suppliers, wages, taxes, and utility bills).

119.970        million payments to more than 10.159 million beneficiaries of the INSS (Social Security).

85.222         million in Payroll Processing from the public and private sectors.

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8.3.  Solutions of Products and Services to the Public Authorities

Bradesco provides, through its Bradesco Government Authority Department and its exclusive Public Sector service platforms, located throughout the country, Business Managers capable of providing products, services, and solutions with quality and security to Public Entities and Agencies of the Executive, Legislative and Judicial Authorities, in the Federal, State and Municipal spheres, in addition to the Local Authorities, Public Foundations, Public and Mixed Economy Companies, the Armed Forces (Army, Navy and Air Force), and Auxiliary Troops (Federal, Military and Civil Police).

Monthly, more than 10.128 million retirees and pensioners of the INSS receive their benefits from Bradesco, which gives it the position of highest payer among all the banks in the country.

With exclusive space for public servants and the military, the site bradescopoderpublico.com.br presents Corporate Solutions of Payments, Receipts, HR and Treasury.

8.4.  Solutions for the Capital Market

Bradesco, with modern infrastructure and specialized professionals, is at the forefront of the capital markets, offering a broad range of solutions and services. Among the main ones, are the following:

Qualified Custody of Securities for Investors and Issuers

R$1.331       trillion in custodied assets of clients;

R$1.873       trillion in the Equity of Investment Funds and Managed Portfolios that use the Controllership Services; and

27                DRs (Depositary Receipts) registered programs, with a fair value of R$83.437 billion.

Fiduciary Management for Third Party Funds

R$298.292    billion in shareholder’s equity of third-party investment funds managed by BEM – Distribuidora de Títulos e Valores Mobiliários, a company of Grupo Bradesco.

Bookkeeping of Securities

242         companies integrate the Bradesco System of Book Entry Shares, covering 4.308 million shareholders;

327         companies with 441 releases integrate the Bradesco System of Book Entry Debentures, with the restated value of R$310.656 billion;

681         Investment Funds integrate the Bradesco System of Book Entry Quotas, with the restated value of R$71.708 billion; and

36           Registered BDR (Brazilian Depositary Receipts) programs, with a fair value of R$2.122 billion.

Depositary (Escrow Account – Trustee)

10,882     contracts, with a financial volume of R$15.183 billion.

9.      Organizational Structure – Bradesco Service Network

The Service Network of the Bradesco Organization is present, with an extensive and modern structure, throughout the national territory and in some localities abroad, offering excellence in services in all the segments in which it has operations.

At the end of the financial year, with 60,610 points of service, the Service Branches were distributed as:

9,135      Branches and PAs (Service Branches) in Brazil (Branches: 5,308 Bradesco, one Banco Bradesco Cartões, two Banco Bradesco Financiamentos, one Banco Bradesco BBI, one Banco Bradesco BERJ, one Banco Alvorada; and PAs: 3,821);

3             Branches abroad, with one Bradesco in New York, one Bradesco in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London; Bradesco Securities Hong Kong Limited; Bradesco Trade Services Limited in Hong Kong; and Bradesco Services Co., Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

797         Correspondents of Bradesco Promotora, in the consigned credit section;

38,430     Bradesco Expresso service points;

1,013      PAEs – in-company electronic service branches;

63           Losango service points;

186         External Terminals in the Bradesco Network; and

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10,972     ATMs in the Banco24Horas Network, with 96 terminals shared by both networks.

The Bradesco Self-service Network comprises 36,119 machines, 35,626 of them in operation including weekends and public holidays, strategically distributed throughout the country, providing quick and convenient access to various products and services, in addition to the 19,991 Banco24Horas machines. It is based on this channel that Bradesco unites the physical and the digital, materializing the money from withdrawals and adopting applications to optimize, accelerate and evolve the accesses of customers to banking services. Biometrics, for example, makes it possible to perform various actions without the need of the physical card.

In an innovative way, Bradesco offers various free accessibility solutions in banking products and services that contribute to the autonomy and independence of its clients with hearing, physical, visual and intellectual impairment.

On the banco.bradesco website, clients, both individuals and legal entities, can make queries and various banking transactions in a practical and secure manner, offering a broad portfolio of products and services, including the modern and intuitive homebroker. In this environment it is also possible to understand the navigation of each client monitoring their behaviors to build and enhance a smoother and more genuine relationship with people.

In the universe of Mobility, Bradesco has the largest and most comprehensive set of solutions in the market, including, in partnership with telephone companies as pioneers in the financial market, providing free access to the account using a cell phone, contributing towards financial inclusion and social mobility. Also, in order to facilitate the user experience, it has launched several features, including the pdf reader, which, with a touch in the screen, passes the information of bills received by email to the Bank application, making it practical for the payment of bills. This is where in fact Bradesco is present in the day-to-day reality of people, offering, to all clients, banking transactions at any time and place.

Bradesco is also present in major social platforms, seeking, in network language, to establish and strengthen ongoing relationships with customers and the general public, through relevant content and partnership with creators of digital content. Using Social Networks, it brings the DNA of the brand closer to people through conversations that reflect the mission, values and belief that the Bank has in the Brazilian way of doing things, in democracy and in capillarity as pillars of the brand.

Available day and night, Fone Fácil Bradesco is the telephone banking service, focused on business and the implementation of financial transactions. In addition to the personalized service through voice command, which already has more than one million calls per day, it is possible to carry out, queries and banking services electronically, quickly and efficiently.

In addition to its Service Network, Bradesco currently has two major Digital Platforms, serving clients from the Segments Exclusive and Prime invited by the Bank and those who request the migration to the units as a result of their profile of relationship being primarily digital, offering services provided by highly qualified managers, via chat, SMS, telephone or video conference, in addition to financial advisory services, extend from 7:00 to midnight, and the digital clients also count on an exclusive call center, 24 hours a day, every day of the week. It also offers the Digital Branch Bradesco Private Bank, in São Paulo, SP, directed to the Private public, enabling clients from all regions of the country to centralize their relationship, both of their investments and the checking account, in a single segment.

10.   Bradesco Companies

10.1.     Insurance, Pension and Capitalization

Grupo Bradesco Seguros, with a path associated to financial soundness and innovation in various products in the areas of Insurance, Supplementary Open Pensions and Capitalization, remains in the lead among the conglomerates that operate in the sector in Brazil.

R$5.551       billion was the Net Profit of the Insurance segment, Supplementary Pensions and Capitalization in the year, with a profitability of 23.0% on the average Shareholders’ Equity.

R$27.269     billion in Shareholders’ Equity.

R$260.295    billion in Total Assets.

R$242.063    billion in free investments and the cover of Technical Provisions.

R$71.419     billion represented the Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization.

R$52.261     billion in indemnities, draws and redemptions paid by Grupo Bradesco Seguros in the financial year.

10.2. BEM – Distribuidora de Títulos e Valores Mobiliários (Securities Dealer)

It operates in the capital market by providing Fiduciary Management services for investment funds.

R$188.584    billion, on December 31, 2016, distributed into 1,613 Investment Funds, totaling 39,914 investors.

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10.3.  Bradesco Leasing – Commercial Lease

Working together with the Branch Network and in partnership with major manufacturers in the automotive, aircraft, naval and machinery and equipment industries, Bradesco Leasing is among the leaders of the commercial lease business, with 19.8% of the market. This result has come from the diversification strategy of businesses in several segments of the market.

R$2.783       billion was the balance invested on December 31, 2016, with 1,543 operations contracted during the year.

20,094         lease agreements in force at the end of the year, which characterizes the high level of pulverization of the business.

10.4.  Bradesco Administradora de Consórcios (Administrator of Consortium)

Bradesco Consórcios manages groups of current account holders, to which it offers the most comprehensive portfolio of products and services. It remains the leader in the segments of real estate, cars and trucks, tractors, machinery and equipment, the result of adequate planning and synergy with the Branch Network of the Bank and with the Sales Organization of the Insurance Group.

1,334,286     active quotas at year-end, with 484,967 new quotas sold.

R$63.305     billion in accrued revenue.

10.5.  Banco Bradesco Financiamentos (Financing)

Acting as the Financing Institution of the Bradesco Organization, Bradesco Financiamentos offers lines of credit in the CDC – Consumer Credit and Leasing modes for the acquisition of light and heavy vehicles and motorcycles, in addition to automobile and financial protection. Through Bradesco Promotora, it offers consigned credit to retirees and INSS pensioners and civil servants – Federal, State, and Municipal –, as well as aggregate products such as insurance, credit cards, and others.

R$870.249    million in Net Profit in the year.

R$45.741     billion in Consolidated Assets.

R$29.406     billion represented the balance of credit operations.

11,669         active commercial partners in the country, in an extensive Accredited Network formed by vehicle resellers and dealers.

857              correspondents act in the consigned loan segment, in all the Brazilian states, in the capture of clients.

10.6.     Banco Bradesco BBI

BBI, an Investment Bank of the Organization, advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance.

R$193.719    billion was the total from 146 investment banking transactions advised during the financial year.

10.7.  BRAM – Bradesco Asset Management

BRAM, the largest private holding of investment funds in the country, offers solutions of differentiated and appropriate investments to all profiles of customers, ensuring the highest standard of quality in services. BRAM has among its biggest clients all the main segments of Bradesco, like Prime, Corporate, Private, Varejo (Retail), Bradesco Empresas and Grupo Bradesco Seguros, in addition to Institutional Investors in Brazil and Abroad, and various family offices.

R$609.667    billion under BRAM’s management on December 31, 2016, distributed into 1,235 Investment Funds and 210 Managed Portfolios, reaching 3,006,009 investors.

10.8.  Bradesco Corretora de Títulos e Valores Mobiliários (Securities Broker)

With significant participation in variable income and fixed income  markets, and futures, it stands out among the most active in the sector in operational support it offers to clients, by means of its Espaços Bradesco Corretora (Brokerage Spaces), distributed in various cities of the country, Trading Desks and by Electronic Operations Systems: Home Broker and the Trading application of Bradesco on iPhone and iPad.

With wide coverage of companies and sectors, it offers investment analysis and economic analysis services. Also represents non-resident investors in the country in operations carried out on the financial and capital markets, in the management of investment clubs and in the custody for non-institutional individuals and legal entities.

R$171.009    billion is the total negotiated by the Broker on the trading sessions of variable income markets of BM&FBOVESPA, corresponding to 13,311,220 orders for the purchase and sale of shares transacted, catering to the needs in the year of 143,481 investors.

25.421          million contracts traded on derivative markets of BM&FBOVESPA, representing a financial volume of R$2.213 trillion.

339,126        clients were registered on December 31, 2016 in the Fungible Custody Portfolio.

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10.9.  Ágora Corretora de Títulos e Valores Mobiliários (Securities Broker)

Ágora, present in all modalities of operations of BM&FBOVESPA, ensures to investors access to a full range of products on the market of fixed income and variable income, such as Shares, Investment Funds, Tesouro Direto (Treasury Bonds), Corporate Securities and Debentures. The Broker still counts on modern negotiating tools of high-performance: Home Broker, Home Broker 2.0, AE Broadcast and Ágora Mobile.

10.10. Brokerage Firms Abroad (Bradesco Securities, Inc., Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited)

Bradesco Securities, Inc. operates in the North American market, in New York, Bradesco Securities UK Limited, in the European market, in London, and Bradesco Securities Hong Kong Limited, in the Chinese market, in Hong Kong, mediating shares, through ADRs as well as shares listed on the local Stock exchanges. As broker-dealers, these brokers operate in the distribution of public and private securities for international investors.

11.   Corporate Governance

Since its foundation, in 1943, corporate governance practices are present in the management of Banco Bradesco S.A.

Since 1946, its shares have been traded on Brazilian Stock Exchange, operating in the US capital market from 1997, negotiating initially Tier I ADRs backed by preferred shares and, from 2001 to 2012, Tier II ADRs backed, respectively, by preferred and common shares. Since 2001, also negotiating DRs (Depositary Receipts) on the European market.

We highlight, among the practices adopted, the listing of the Bank, since 2001, at Tier I of Corporate Governance of the BM&FBOVESPA and, since 2011, adhering to the Code of Self-regulation and Best Practices of Open Capital Companies of Abrasca. Ethics is another issue present in Bradesco’s day-to-day since its foundation, when the Bank’s Rules of Procedure were established in 1944, from which the Bradesco Organization Code of Conduct originated in 2003.

With regard to its governance structure, Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board is composed of 8 members, of whom 7 are external and 1 is internal, elected at the Annual General Meeting, and re-election is permitted.

Seven committees advise the Board of Directors, whereby two are statutory (Audit and Remuneration) and five non-statutory (Ethical Conduct, Internal Controls and Compliance, Integrated Management of Risks and Allocation of Capital, Appointment and

 Sustainability), while various executive committees assist the activities of the Board of Executive Officers. As a Supervisory Body, there is the Fiscal Council, permanent since 2015, and comprising 5 members and 4 alternates.

In accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, the Bradesco Organization states that, in 2016, contracted services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were: i) the issue of due diligence reports; ii) services related to the actuarial audit of the Insurance Group; iii) Assurance Report; and iv) reports on previously agreed procedures. The contracted amount totaled, approximately, R$3.2 million, which represents around 9% of the total audit  fees for the 2016 financial statements of the Bradesco Organization. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

In the period, we disclosed Notes to the Market on May 31, June 8, July 28 and September 20, related to the “Zealots” and “Greenfield” operations and their developments. Further information can be found in Note 18 “d”, of the Consolidated Financial Statements.

11.1.  Internal Audit

The General Inspectorate, area of Internal Audit of Bradesco, with direct subordination to the Board of Directors, has as objective the independent evaluation of Business processes and Information Technology, contributing to the mitigation of risks, suitability and effectiveness of internal controls and compliance with the Policies, Norms, Standards, Procedures and Internal and External Regulations.

Methodology and Execution of Works certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of The Institute of Internal Auditors (IIA).

11.2.  Policies of Transparency and Disclosure of Information

Bradesco’s Financial Information is available on the bradescori.com.br website, and can be accessed in the Economic and Financial Analysis Report and in the Supplementary Information, and the Bradesco Integrated Report, which presents institutional, business, and financial information, in addition to sustainability practices and initiatives in a single document.

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The Bank also offers to the market, physically and electronically, a series of periodic publications. Every six months 'Revista Bradesco' (magazine) is distributed; quarterly the bulletins "Cliente Sempre em Dia" and “Quarterly Report” – print-outs prepared by the Investor Relations area that present the main financial highlights of the period, all geared to the external public; and bimonthly the PrimeLine.

11.3.  Investor Relations – RI

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors that are constantly reinforced by Bradesco’s Investor Relations area.

Throughout the year, the Bank held 4 APIMEC Meetings, and the event held in São Paulo was broadcast live on the Internet, with simultaneous translation to English and Libras – the Brazilian Sign Language, totaling 1,664 hits. Altogether, more than 689 people participated in the events. There were also 377 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting over 4,347 investors.

Further information can be accessed at the Investor Relations website – bradescori.com.br.

11.4.  Ouvidoria Bradesco (Ombudsman)

Having as its premise to ensure the quality of service and client and user satisfaction, Bradesco’s Ombudsman’s Department was created in 2005, two years before the Central Bank made it mandatory. Always at the forefront of innovations that benefit the consumer, Alô Bradesco, the first channel of communication between the financial market and the public, was created in 1985, before the creation of the Consumer Defense Code.

The creation of the Ombudsman’s Department ratifies the commitment to transparency in relations with clients and users, stating its mission to represent the client impartially, turning a complaint into an experience that strengthens their relationship with the Organization and encourages improvements that generate mutual benefits. It acts preventively in releasing products and services and uses feedback from clients as opportunities to foster improvements.

In this sense, its performance evidences the purpose of being recognized as an indispensable and proactive partner in decisions that affect clients and as a reference in quality and efficiency in handling complaints.

12.   Integrated Risk Control

12.1.  Risk Management

The activity of management of risks is highly strategic because of the growing complexity of services and products and the globalization of the business of the Organization.

The Organization exercises corporate control of the risks in an integrated and independent manner, preserving and valuing the environment of group decisions, developing and implementing methodologies, models and tools for measurement and control. It also offers refresher training to employees at all hierarchical levels, from the business areas up to the Board of Directors.

In face of the complexity and the range of products and services offered to its clients in all segments of the market, the Organization is exposed to various types of risks, either due to internal or external factors. Therefore, it is crucial to adopt continuous monitoring of all the risks in order to give security and comfort to all the interested parties. Among the main types of risks, we highlight: Credit, Counterpart Credit, Market, Operational, Subscription, Liquidity, Concentration, Socio-environmental, Strategy, Legal or Compliance, Legal Unpredictability (Regulatory), Reputation, Model and Contagion.

12.2.  Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well defined and implemented processes and technology compatible with the business needs.

In Bradesco, the methodology of internal controls applied in the Organization is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the responsible area, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the proper running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to codes of conduct and of self-regulation applicable.

Prevention against Illicit Acts

At Bradesco, business and relationships are conducted with ethics, integrity and transparency, concepts that permeate the organizational culture, whose values and principles are ratified in the Codes of Conduct and supported by Senior Management.

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Prevention and combat against illicit acts are exercised continuously. These risks are mitigated through policies, standards, procedures, training programs for professionals and controls that seek to promptly detect any operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

This system of control mechanisms is subject to constant evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, in Brazil and in countries where the Organization has business units. In this regard, we emphasize training activities on ethical conduct and money laundering prevention, financing of terrorism, corruption and bribery, in addition to the development and review of procedures and strengthening of controls related to public agents and politically exposed persons.

Independent Validation of Models of Management and Measurement of Risks and Capital

Bradesco uses internal models, developed from statistical, economic, financial, and mathematical theories, and the knowledge of experts, whose purpose is to support and facilitate the structuring of subjects, to standardize and speed up decisions, and to manage risks and capital.

In order to detect, mitigate and control risks inherent in our internal models, which are associated with potential adverse consequences arising from decisions based on incorrect or obsolete parameters, inadequate calibration of models, failures in the development stage, or inappropriate use, there is the process of independent validation that stringently evaluates these aspects, challenging the methodology, the assumptions adopted, the data used, the use of the models, as well as the robustness of the environment in which they are implemented, reporting their results to managers, internal audit, and Internal Controls and Compliance Committees – CCIC and Integrated Risk and Capital Allocation Management – COGIRAC.

Information Security

The Information Security in the Organization is composed of a set of controls, represented by procedures, processes, organizational structures, policies, standards and information technology solutions. It intends to meet the basic principles of information security related to confidentiality, integrity and availability.

The Management Bodies of the Organization are involved in decisions on Information Security, by means of a Security Commission and the Executive Committee of Corporate Security.

Integrated Management System

Bradesco adopts one of the most modern concepts of integration of organizational processes: the Integrated Management System – ERP. The system provides the standardization of processes, greater agility in decision making, security in operations, minimization of operating costs, and increased productivity.

The processes provided for were Human Resources, Training, Purchases of Materials and Services, Accounts Payable, Physical and Tax Receipt, Fixed Asset, Bank Accounting, Control of Availability, Management of Works, Maintenance, Real Estate, Audit and Commissioning on Loans. The continuous training of the tool’s users is guided by means of classroom training and e-learning.

12.3.  Risk factors and Critical Accounting Policies

The risk factors of the company and of the industry in which it operates, and Bradesco’s critical accounting policies, can be found in the 20-F Form, which features significant qualitative and quantitative information on the Bank, including consolidated and audited annual financial statements, in accordance with IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board).

Form 20-F is filed annually with the SEC (U.S. Securities and Exchange Commission) and can be accessed in English and Portuguese online at bradescori.com.br (Reports and Spreadsheets – SEC Reports).

13. Intangible Assets

On December 31, 2016, based on the price of its shares on the stock exchange, the Fair Value of Bradesco reached R$160.813 billion, equivalent to 1.6 times the Accounting Shareholders’ Equity that was of R$100.442 billion. This is a difference without doubt induced by the magnitude of intangibles, which, although not reflected in the statement of financial position accounts, are perceived and evaluated by investors.

Through realistic goals, the entire strategic planning developed in the Organization relies on factors of varied nature, inseparable from Sustainability, such as: (i) the value of the Bradesco Brand; (ii) the best practices of corporate governance and corporate culture; (iii) the scale to be achieved in the business; (iv) the large number of existing relationship channels with different publics; (v) a policy of innovative Information Technology; (vi) broad diversification of products, services and solutions offered and the capillarity of the Service Network, present in the entire national territory and in some locations Abroad; (vii) a policy of dynamic and responsible socio-environmental responsibility; (viii) a robust policy of Human Resources that: a) provides the most solid relationship between all employees and, consequently, a higher level of confidence among them; b) signals opportunities of valuation and professional development; c) reduces, substantially, the index of staff

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turnover and the costs associated with it; and d) fomenting, at all levels, a long-term vision.

13.1.  Bradesco Brand

In terms of Brand, Bradesco has obtained significant recognitions:

•       Bradesco is the most valuable brand in Brazil in the last 10 years, according to the ranking published by IstoÉ Dinheiro magazine in partnership with consultancy firm Kantar Vermeer, linked to the British group WPP; and

•       The Bank is in the ranking of the 25 Most Valuable Brazilian Brands of 2016, according to a study developed by Interbrand, a consultancy specialized in brands.

13.2.     Human Resources

People are a key asset in the value creation process of the Bradesco Organization which, at the end of the financial year, counted on 108,793 employees, of whom 94,941 in Banco Bradesco and 13,852 in Affiliated Companies.

Guided by a solid internal culture, characterized by respect and transparency in all relations, the Organization’s Human Resources Management ensures the equality of conditions for the full development of its professionals.

In this sense, UniBrad – Bradesco's Corporate University is highlighted, created in 2013 as part of a broader strategy to evidence the individual skills of their employees, encouraging self-development and offering learning solutions.

In addition, UniBrad undertakes constant improvement in educational practices, means, and resources, monitoring technological innovations and access to digital media, stimulating the collaborative construction of knowledge.

In the Organization, the internal communication also deserves special attention, that edits the magazine "Interação" and the "Sempre em Dia" daily bulletin, available electronically on the IntraNet. By means of announcements and provisions, employees receive information about the policies, guidelines and operational procedures that should be adopted. The Organization also counts on the Presidency's Blog, an internal and interactive channel for information and opinions, between the staff and the Bank’s Presidency. TV Bradesco reinforces and extends communications actions, uniting it to the other media to make the content even more visible and dynamic.

The assistance benefits, which contribute towards the quality of life, well-being and safety of employees and their dependents, at the end of the quarter, comprised 244,599 people. Among them, we highlight:

•       Hospital and Medical Assistance Health Insurance;

•       Dental Health Insurance;

•       Supplementary Pension Plan of Retirement and Pensions;

•       Group Life Insurance Policies and Collective Personal Accidents;

•       Collective Policy of Motor Insurance; and

•       VIVA BEM Program, a set of actions that aims to contribute towards improving the Quality of Life of employees – Healthy Management, Cigarette Abandonment, Physical Activity, Health in Shape, Nutritional Guidance and LIG VIVA BEM.

As reputable and independent evaluation of its Human Capital management, in 2016, Bradesco was among the best companies to work in according to the various rankings of renowned magazines, like Época, Você S/A and Valor Carreira, and has counted on the support of reputable specialized consultancies, highlighting the Great Place to Work Institute, Aon Hewitt and Fundação Instituto de Administração – FIA.

R$165.940    million invested in the year in Corporate Education Programs, with 888,041 participations.

R$1.403       billion invested in Food Program, with the supply of 99,572 daily snacks, besides the meal vouchers and food vouchers.

7.281           million medical cares under the Hospital and Medical Assistance Health Insurance Plan.

528,990        medical cares under the Dental Health Insurance Plan during the year.

13.3.  Information Technology

In an constantly changing and increasingly connected world, Bradesco demonstrates its pioneering spirit in innovation and technologies, and also strengthens its strategic vision towards the digital world, investing heavily in modernization and IT infrastructure, aiming to expand the digital inclusion and contribution, creating digital experiences inspired by the demands of customers.

With this, it offers novelties such as the Digital Check Deposit, now additionally offered to the PJ public, and access to credit card information through Net Empresa Celular. Gradually, Bradesco is updating the self-service machines, with touch screen, immediate deposits with no envelope and online compensation and withdrawals with the innovative NFC (Near Field Communication) technology, which allows the customer to program the withdrawal on the Bank app and make a withdrawal in the machine by simply bringing the cell phone closer.

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Bradesco, as pioneer in the world, brought Watson, the cognitive intelligence of IBM, to Brazil. Nicknamed the BIA (acronym in Portuguese) - Bradesco Artificial Intelligence - is a system that relates to the user, answering questions about the Bank's products and services in natural language, using a chat for desktop and mobile. The whole Branch network has the tool available, in Portuguese, resulting in more agile daily services, convenience for employees and greater autonomy for managers.

In 2016, the integration of HSBC Brasil required the strong presence of the Technology and Business teams, given the renovation of the technology park involving equipment, software, and data communication the service channels of Branches, ATMs, PAs and updating all of the HSBC self-service terminals to touch screen machines.

R$6.595     billion were the investments made in Infrastructure, Information Technology and Telecommunications, in 2016, as a necessary condition for its continuous growth.

13.4.  Research, innovation and new technologies

Bradesco, attentive to changes in the market, actively conducts researches and tests with the Blockchain, Distributed Ledger and Bitcoin technologies built under the logic of network and sharing that have the potential to expand in the coming years. For such accomplishments, it counts on an interdepartmental workgroup to understand the possible technologies, ecosystem, opportunities, risks, applications and business models and makes ratings of solutions and Bitcoin cases, and studies the main platforms available on the market, such as R3 Corda, IBM Hyperledger Fabric and Ethereum.

Since June 2016, it has been a member of the global consortium R3, which includes the largest financial institutions in the world, and, in October, it was one of the organizers of the international event on the theme. It is also part of the Blockchain Workgroup of Febraban – the Brazilian Bank Federation.

The inovaBra Startups, program of open innovation of Bradesco, was created with the purpose of establishing strategic partnerships with startups, which act as the technological arm in the materialization of the Bank's innovations. The results of the program, already with three editions, are the strengthening of the brand as innovative and the organizational acculturation to intrapreneurship. It also accelerates the process of delivery of resources built with state of the art technology, generating highly innovative solutions that meet the needs of clients.

Bradesco also created the Investment fund inovaBra Ventures, in the corporate venture model, with R$ 100 million of capital to invest in startups, with the goal of helping them grow and perform a sale transaction, merger or public listing in the future. The proposed investments are focused on the search for startups related to Algorithms and Intelligent Machines, Digital Platforms and Infrastructure, to minimize costs, improve services to clients and obtain an agile and modern infrastructure to support the speed of technological changes.

14.     Marketing

Marked by major challenges, 2016 also records important achievements and results. Unprecedented in South America, it was the year of the Olympic and Paralympic Games, to which the Bank became, years earlier, the first official Brazilian sponsor with exclusivity in the financial services and insurance categories, in addition to sponsoring the Relay of the Olympic and Paralympic Torches, and Team Brazil.

In July, Bradesco launched a campaign with the song "Se ligaê", which became the most performed song during the period. During the Rio 2016 Games, Casa BRA was one of the great highlights of the Olympic Park in Barra. The location had a venue dedicated to the Tom and Vinícius mascots, in addition to a space for the emblematic exhibition of all Olympic Torches since Berlin in 1936. Through differentiated platforms, Bradesco launched several campaigns, covering the most varied media and public, strengthening the "BRA" position, with emphasis on Olympic and Paralympic values. One of the most impactful events was the Gabriel film, which portrays the resilience and willpower of the para-athlete Gabriel Neris, becoming one of the most watched videos in the history of YouTube Brazil, with more than 36 million views.

The return of this integrated communication strategy, developed over the previous years, was crowned with highly satisfactory results, proven by research and the recognition of the market. The Bradesco brand was the one most remembered among the sponsors of the Torch Relay and the Games. It also had the largest share of voice on Twitter.

In parallel to the sports sponsorship activities, the Bank continued to communicate products and services. The "Bradesco. Digital ao seu gosto” (“Bradesco. Digital according to your taste”) campaign, launched in April, highlighted the convenience and ease of digital services. In November, it celebrated the 60th anniversary of the Fundação Bradesco with a campaign that highlighted the power of education to transform people's lives.

As it does traditionally, it maintained its support for the diverse Brazilian cultural manifestations Brazilian. Events such as the carnival in Rio de Janeiro, Salvador, and Recife; Círio de Nazaré, in Belém; Farroupilha Week, in Porto Alegre; Natal Luz, in Gramado; Sonho de Natal, in Canela; and Natal Bradesco, in Curitiba, a traditional event at Palácio Avenida.

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398    regional, sector-based and/or professional events throughout the country, including business fairs, seminars, congresses, cultural and community events, counted on the participation of Bradesco in 2016.

15.   Sustainability in the Bradesco Organization

Sustainability has always been present in the Bradesco Organization's way of doing business. Committed to the Country's development, it seeks to grow continuous sustainably, respecting the public with which it relates, communities, and the environment.

Business guidelines and strategies are oriented in such a way as to promote the incorporation of the best practices of corporate sustainability in the Organization, taking into account each region’s characteristics and potential, contributing to the concept of shared value. We highlight its participation in initiatives such as the Global Compact and, more recently, the Sustainable Development Goals (SDG), the Equator Principles, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform).

The extensive work in business management is recognized and Bradesco is once again present in the DJSI (Dow Jones Sustainability Indices) of the New York Stock Exchange and in other important Sustainability indices such as the ISE (Corporate Sustainability Index) and the ICO2 (Carbon Efficient Index), both part of BM& F BOVESPA.

For more information about Bradesco’s initiatives, visit bradescosustentabilidade.com.br and bradesco.com.br/ri.

Fundação Bradesco

In 2016, the Fundação Bradesco, the Organization’s main pillar of social action, turned 60. It has provided quality education and investment in the educational training of children, teen, and adults for six decades. Its activities are based on the principle that education is part of the source of equal opportunities, personal and collective achievement, as well as contributing to the construction of a transformative, productive, and dignified society.

With 40 own Schools, installed in high-priority regions of socio-economic deprivation, it is present in all the Brazilian states and Federal District. From January to December, 2016, the Foundation propitiated free and formal quality education to 108,533 students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income. More than 41,000 Basic Education students were provided with free uniforms, school supplies, meals, and medical and dental assistance.

In the modality of distance learning (EaD), through its e-Learning portal “Escol@ Virtual” (Virtual School), it benefited 657,384 students who concluded at least one of the courses offered in its schedule, besides another 31,756 in projects and actions in partnership with the CDIs (Centers of Digital Inclusion), the Program Educa+Ação and in courses of Technology (Educar e Aprender – Educating and Learning).

The Computer Program for the Visually Impaired, first introduced in 1998, has met and trained since then 12,525 students, promoting the social inclusion of thousands of people.

The Foundation has a positive influence on improving the quality of life of the communities in which it operates, which characterizes it as a "socially responsible investment", in the best sense of the term.

R$595.553    million was the total of the investment budget of Fundação Bradesco applied in 2016, of which R$85.035 million were for investments in Infrastructure and Educational Technology, already budgeting for 2017 the amount of R$625.944 million to defray the educational benefits for:  a) 104.228 students in its own Schools, in Basic Education (Kindergarten to High School); Youth and Adult Education; and Preliminary and Continuing Vocational Training; b) 630 thousand students who will complete at least one of the distance-learning courses on offer (EaD); and c) 15,040 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses.

R$5.853       billion, in restated values, was the amount of resources invested by Fundação Bradesco to defray the cost of its activities, in the last ten years.

R$316.869    million were the remaining investments made in 2016 by Bradesco Organization in social projects for the communities, focused on education, arts, culture, sports, health, sanitation, combating hunger and food security.

Bradesco Sports and Education Program (Programa Bradesco Esportes e Educação)

With 29 years of existence, the Bradesco Sports and Education Program has supported the development of children and teenagers from the age of 8 through sports such as women’s basketball and volleyball.

The activities are developed in their own Sports Development Center, in Fundação Bradesco’s schools,

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in Municipal and State Sports Centers, in private schools and in a leisure club. Annually, two thousand girls take part, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

16.   Recognitions

Ratings – To Bradesco, in the period, among the assessment indexes assigned to Banks in the country by Branches and national and international Entities, we recognized that:

•       the credit rating agency Moody's Investors Service,  due to the downgrading of the sovereign rating, changed the rating of: (i) long-term deposit rating in foreign currency  – global scale, from “Baa3” to “Ba3”; (ii) long-term deposit rating in local currency  – global scale, from “Baa3” to “Ba2”; (iii) short-term deposit rating in foreign and local currency  – global scale, from “P-3” to “NP”; and (iv) long-term deposit rating in local currency  – global scale, from “Aaa.br” to “Aa2.br”. Afterwards, as a result of updating the ratings methodology of banks, the long-term local currency rating – domestic scale, increased from “Aa2.br” to “Aa1.br”;

•       the credit rating agency Standard & Poor's, due to the downgrading of the sovereign rating, changed the credit rating of issuer of: (i) long-term in foreign currency and in local currency – global scale, from “BB+” to “BB”; and (ii) long-term – national scale, from “brAA+” to “brAA-”;

•       the credit rating agency Fitch Ratings, due to the downgrading of the sovereign rating, has changed the feasibility rating, from “bbb-” to “bb+”, changing the long-term IDRs in foreign currency and in local currency – global scale, from “BBB-” to “BB+”;  and the short-term IDRs in foreign currency and in local currency – global scale, from “F3” to “B”. Fitch highlighted that it continues believing that the credit profiles of Bradesco meet the criteria for classification above the sovereign rating; and

•       the credit rating agency Austin Rating affirmed all the ratings of the Organization.

Rankings – In 2016, in addition to those mentioned in item 13.1. Bradesco Branding, of this report, renowned national and international publications have highlighted Bradesco many times, among which:

•       According to a study conducted by the Economatica consultancy, published on the Exame.com web portal, Bradesco was the financial institution with the largest growth in fair value in 2016 out of all those listed on the Stock Exchange. It is also the Bank that had the largest growth in assets in Latin America, in the period of October 2015 to September 2016;

•       Bradesco is the largest private-sector business group in Brazil, according to the Grandes Grupos annual of the Valor Econômico newspaper, whose classification criteria is business income. It further occupies the overall first place in the Finance sector;

•        Bradesco leads the valuation on the Stock Exchange and dividend yield. According to a survey of Economatica, Bradesco offered the best profitability of the banking sector to shareholders in Latin America and in the United States. It also figured as the best in the sector in payment of dividends and interest on own capital;

•    For the 17th time, Bradesco integrates the annual list of 150 Best Companies to Work for in Brazil, according to a research conducted by the Época magazine, in partnership with the Great Place to Work Institute;

•       Prominent in the survey As Melhores na Gestão de Pessoas (The Best in People Management), published in the special edition of Valor Carreira, edited by the newspaper Valor Econômico with the technical support of international consultancy firm Aon;

•       Private bank leader of the research Folha Top of Mind in the category Top Finanças (Finance), prominent as one of the most remembered brands in savings, health plans, insurance and credit card, according to a study based on research of the Datafolha.

•       The most recalled brand by consumers as sponsor of the Rio 2016 Olympic Games, according to a survey carried out by Millward Brown;

•       For the 5th consecutive year, the Ombudsman Services of Bradesco and Bradesco Seguros were among the top 10 Best Ombudsman Services in Brazil. The recognition is granted on the basis of a survey of the ABO – Associação Brasileira de Ouvidores (Brazilian Association of Ombudsmen) and Abrarec – Associação Brasileira das Relações Empresa-Cliente (Brazilian Association of Business to Client Relations), with the support of the magazine Consumidor Moderno;

•       Best manager in short-term funds and shares, according to the research carried out by Fundação Getúlio Vargas. The bank also featured in the ranking prepared by the Investidor Institucional (Institutional Investor) magazine based on the study by the Luz Soluções Financeira consultancy firm, which features the best managers of institutional funds in 2015;

•       Bradesco, Bradesco Cartões, and Bradesco Seguros, lead the ranking of Best Companies for the Consumer, in the Banks, Banks and Financial

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Management Report

Services, and Insurance categories, conducted by Época Magazine, in partnership with ReclameAQUI, the country’s largest customer-business interaction website;

•       Bradesco BBI was considered Brazil’s Best Investment Bank in 2016, in the 17th edition of Global Finance magazine’s World’s Best Investment Banks;

•       BRAM – Bradesco Asset Management received from Standard & Poor's, the biggest credit rating agency in the world,  the level AMP-1 (very strong), which is the highest in the scale of quality management of S&P Global Ratings; and

•       Bradesco Corretora leads the ranking with the recommended portfolio Top 10, which ensured greater profitability to investors in the period from January to September 2016. The Broker’s stock index portfolio achieved, also, the best return in 2016 in the Value Portfolio of the Valor Econômico newspaper.

Awards – From independent opinions, the Organization has won 28 awards in 2016, emphasizing the quality of its products and services, highlighting:

•       Voted Best Bank in Brazil, for the 5th consecutive time, in the category of Best Bank in Brazil, for the Awards for Excellence 2016, granted by England’s Euromoney magazine. Bradesco BBI, was also recognized at the awards, for the second time, as the Best Investment Bank in Brazil.

•       Best Bank of the Year in efinance 2016, Executivos Financeiros magazine, with 14 awards, among them the Bank of the Year; Accessibility; Biometric Innovation, in Means of Payment and in Branches; Education & Training; Datacenter; and Digital Signature;

•       Global Finance Award 2016, with two awards: Receba Fácil, in the Trade Finance category, such as product and innovative process, and Novo Net Empresa for cell phones, in the Transaction Services category, as an innovative product;

•       ShopFácil.com, best e-commerce in 2016, the Braspag eAwards award, granted by eWorld company, editor of eShow Magazine, a professional e-commerce and online marketing magazine.

•       Awarded for the 1st time in the 3rd edition of Premios Latinoamérica Verde, in the Sustainable Finance category, with a case of Financial Inclusion and Sustainable Development in the Amazon. The prize, promoted by CAF – Development Bank of Latin America;

•       Winner of the 15th edition of the Oi Tela Viva Móvel Prize, in the Internet of Things category, with the App Bradesco Exclusive for Android case,

 integrated with a Ford connected car; and Mobile Cash category, with the following cases: Check Deposit via Bradesco Celular for Legal Entities and the Use of Apple Touch ID in Bradesco Apps for Access to Security Keys;

•       Bradesco, through the Viva Bem Program, received a Gold certification in the National Quality of Life Award, granted by the ABQV – Brazilian Quality of Life Association, which evaluates management and maintenance of the work environment, aimed at the health, safety, and well-being of employees;

•       The Grupo Bradesco Seguros won five trophies at the XVI edition of the Insurance Market Award (Golden Seagull), promoted by Seguro Total magazine. Among the acknowledgments are the Excellence in Sports Incentives, Official Sponsor of the Rio 2016 Olympics, and Global Merit – Best Domestic Performance in Overall Awards; and

•       BRAM – Bradesco Asset Management achieved first place in the Leadership in Responsible Investments category of the ALAS award 20. It also obtained a prominent position in the Leadership in Corporate Governance and Leadership in Sustainability Research categories.

Certifications – The Management System is the inter-relationship of the parties, of the elements or the units that provide the operation and management of an organized structure, contributing towards achieving operational excellence and the desired results.

Thus, Bradesco Organization counts on the following certifications to its Management System: Corporate Social Responsibility, new internal normative standard, audited by an independent certification body; Occupational Health and Safety Management System – OHSAS 18001; Environmental Management – ISO 14001; GoodPriv@cy – Data Protection and Privacy;  Service Organization Control Reports (international standard) – ISAE 3402; Quality Management – ISO 9001 – Standardization Rules;  Information Security Management – ISO 27001; and Management of IT services - ISO 20000.

17. Acknowledgments

The achievements and accomplishments are incentives to overcome expectations and to consistently advance more and more. We believe that 2017 will be another challenging year, but with a favorable environment. We must continue the ongoing search for efficiency and quality of operations, products, and services, always aimed at serving the greatest amount of clients and users with security and practicality. For the results achieved, the support and trust of shareholders and clients was decisive, as was the dedicated and tireless work of our employees and other staff. We would like to thank you all.

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Cidade de Deus, February 1st, 2017

Board of Directors

and Board of Executive Officers

(*)  Excluding fair value effect of Available-for-sale Securities recognized under Shareholders’ Equity.

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Consolidated Statements of Financial Position on December 31 – In thousands of Reais

Assets	2016	2015
Current assets	749,250,364	673,227,713
Cash and due from banks (Note 6)	14,518,120	17,299,879
Interbank investments (Notes 3d and 7)	176,855,235	140,129,117
Securities purchased under agreements to resell	169,906,737	130,511,423
Interbank investments	6,948,498	9,652,529
Allowance for losses	-	(34,835)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	269,012,437	248,484,991
Own portfolio	223,403,755	209,724,106
Subject to repurchase agreements	14,899,855	8,452,170
Derivative financial instruments (Notes 3f, 8d II and 32b)	16,848,033	18,895,657
Given in guarantee to the Brazilian Central Bank	174,207	22,065
Given in guarantee	11,802,783	6,925,291
Securities under resale agreements with free movement	1,883,804	4,465,702
Interbank accounts	58,071,469	54,799,277
Unsettled payments and receipts	12,773	-
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	58,036,531	54,791,894
- SFH	14,388	5,357
Correspondent banks	7,777	2,026
Interdepartmental accounts	157,089	248,466
Internal transfer of funds	157,089	248,466
Loans (Notes 3g, 10 and 32b)	145,315,534	140,927,488
Loans:
- Public sector	424,233	2,426,506
- Private sector	167,136,576	157,089,468
Loans transferred under an assignment with recourse	806,649	120,130
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(23,051,924)	(18,708,616)
Leasing (Notes 2, 3g, 10 and 32b)	1,345,404	1,513,602
Leasing receivables:
- Private sector	2,708,379	2,962,460
Unearned income from leasing	(1,245,088)	(1,333,300)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(117,887)	(115,558)
Other receivables	80,091,668	65,611,114
Receivables on sureties and guarantees honored (Note 10a-3)	1,377,161	104,099
Foreign exchange portfolio (Note 11a)	17,620,910	14,369,499
Receivables	1,494,478	1,229,330
Securities trading	1,476,194	1,798,999
Specific receivables	13,339	7,251
Insurance and reinsurance receivables and reinsurance assets – technical provisions	5,145,653	4,480,009
Sundry (Note 11b)	56,100,996	44,761,180
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(3,137,063)	(1,139,253)
Other assets (Note 12)	3,883,408	4,213,779
Other assets	2,868,138	2,172,491
Provision for losses	(1,256,681)	(871,132)
Prepaid expenses (Notes 3i and 12b)	2,271,951	2,912,420
Long-term receivables	399,256,934	327,287,569
Interbank investments (Notes 3d and 7)	780,394	515,131
Interbank investments	780,394	515,131

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Consolidated Statements of Financial Position on December 31 – In thousands of Reais

Assets	2016	2015
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	170,997,668	105,851,069
Own portfolio	110,936,200	82,248,381
Subject to repurchase agreements	48,044,597	19,969,068
Derivative financial instruments (Notes 3f, 8d II and 32b)	112,912	137,324
Privatization rights	48,706	52,472
Given in guarantee	6,125,523	2,865,797
Securities under resale agreements with free movement	5,729,730	578,027
Interbank accounts	778,254	680,860
Reserve requirement (Note 9):
- SFH	778,254	680,860
Loans (Notes 3g, 10 and 32b)	164,730,056	162,128,903
Loans:
- Public sector	3,000,000	3,000,000
- Private sector	164,934,373	160,397,321
Loans transferred under an assignment with recourse	7,955,849	7,390,609
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(11,160,166)	(8,659,027)
Leasing (Notes 2, 3g, 10 and 32b)	1,251,358	1,372,827
Leasing receivables:
- Private sector	2,686,460	2,896,845
Unearned income from leasing	(1,366,395)	(1,453,228)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(68,707)	(70,790)
Other receivables	59,326,025	55,464,913
Receivables	64,763	10,798
Securities trading	478,290	1,067,781
Sundry (Note 11b)	58,800,589	54,415,506
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(17,617)	(29,172)
Other assets (Note 12)	1,393,179	1,273,866
Prepaid expenses (Notes 3i and 12b)	1,393,179	1,273,866
Permanent assets	31,099,817	18,392,629
Investments (Notes 3j, 13 and 32b)	7,038,394	5,824,255
Equity in the earnings (losses) of unconsolidated and jointly controlled companies:
- In Brazil	6,885,706	5,682,274
- Overseas	3,347	2,308
Other investments	403,571	390,557
Allowance for losses	(254,230)	(250,884)
Premises and equipment (Notes 3k and 14)	7,722,638	5,495,852
Premises	2,619,176	1,534,405
Other premises and equipment	12,316,106	10,716,605
Accumulated depreciation	(7,212,644)	(6,755,158)
Intangible assets (Notes 3l and 15)	16,338,785	7,072,522
Intangible Assets	28,563,084	16,744,768
Accumulated amortization	(12,224,299)	(9,672,246)
Total	1,179,607,115	1,018,907,911

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Financial Position on December 31 – In thousands of Reais

Liabilities	2016	2015
Current liabilities	794,781,421	672,246,388
Deposits (Notes 3n and 16a)	163,468,262	153,414,979
Demand deposits	33,420,111	23,819,720
Savings deposits	97,088,828	91,878,816
Interbank deposits	527,715	419,590
Time deposits (Notes 16a and 32b)	32,431,608	37,296,853
Securities sold under agreements to repurchase (Notes 3n and 16b)	213,799,155	197,859,259
Own portfolio	118,740,171	83,099,701
Third-party portfolio	86,117,804	109,877,186
Unrestricted portfolio	8,941,180	4,882,372
Funds from issuance of securities (Notes 16c and 32b)	92,432,728	53,138,708
Mortgage and real estate notes, letters of credit and others	88,688,899	48,794,240
Securities issued overseas	3,331,680	3,981,183
Structured Operations Certificates	412,149	363,285
Interbank accounts	1,258,040	1,222,426
Cash Receipts of Payments Pending Settlement	-	77,696
Correspondent banks	1,258,040	1,144,730
Interdepartmental accounts	5,830,963	5,161,659
Third-party funds in transit	5,830,963	5,161,659
Borrowing (Notes 17a and 32b)	19,808,555	25,075,833
Borrowing in Brazil - other institutions	4,624	9,544
Borrowing overseas	19,803,931	25,066,289
On-lending in Brazil - official institutions (Notes 17b and 32b)	11,211,567	12,044,476
National treasury	166,565	133,028
BNDES	3,800,239	3,801,626
FINAME	7,243,182	8,099,475
Other institutions	1,581	10,347
On-lending overseas (Notes 17b and 32b)	-	2,502
On-lending overseas	-	2,502
Derivative financial instruments (Notes 3f, 8d II and 32b)	13,242,787	19,246,841
Derivative financial instruments	13,242,787	19,246,841
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	194,886,201	152,331,354
Other liabilities	78,843,163	52,748,351
Payment of taxes and other contributions	731,281	600,820
Foreign exchange portfolio (Note 11a)	8,749,458	5,617,070
Social and statutory	4,631,237	3,770,177
Tax and social security (Note 20a)	3,741,990	4,274,769
Securities trading	2,569,881	2,716,074
Financial and development funds	3,672	5,417
Subordinated debts (Notes 19 and 32b)	11,399,544	467,861
Sundry (Note 20b)	47,016,100	35,296,163
Long-term liabilities	283,457,287	256,836,256
Deposits (Notes 3n and 16a)	70,767,416	42,369,272
Interbank deposits	61,157	46,858
Time deposits (Notes 16a and 32b)	70,706,259	42,322,414
Securities sold under agreements to repurchase (Notes 3n and 16b)	28,179,776	24,418,517
Own portfolio	28,179,776	24,418,517

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Consolidated Statements of Financial Position on December 31 – In thousands of Reais

Liabilities	2016	2015
Funds from issuance of securities (Notes 16c and 32b)	58,374,630	56,407,840
Mortgage and real estate notes, letters of credit and others	55,858,173	50,762,793
Securities issued overseas	2,483,438	5,495,989
Structured Operations Certificates	33,019	149,058
Borrowing (Notes 17a and 32b)	2,356,860	7,056,386
Borrowing in Brazil - other institutions	2,831	6,440
Borrowing overseas	2,354,029	7,049,946
On-lending in Brazil - official institutions (Notes 17b and 32b)	24,819,020	26,158,687
BNDES	10,914,430	8,607,769
FINAME	13,904,590	17,550,918
Derivative financial instruments (Notes 3f, 8d II and 32b)	192,892	98,888
Derivative financial instruments	192,892	98,888
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	28,455,956	25,503,069
Other liabilities	70,310,737	74,823,597
Tax and social security (Note 20a)	11,381,564	10,837,881
Subordinated debts (Notes 19 and 32b)	26,251,948	38,370,136
Eligible Debt Capital Instruments (Notes 19 and 32b)	14,959,571	11,444,939
Sundry (Note 20b)	17,717,654	14,170,641
Deferred income	477,185	523,545
Deferred income	477,185	523,545
Non-controlling interests in subsidiaries (Note 22)	448,809	395,078
Shareholders' equity (Note 23)	100,442,413	88,906,644
Capital:
- Domiciled in Brazil	50,461,644	45,521,283
- Domiciled overseas	638,356	578,717
Capital increase	-	(3,000,000)
Capital reserves	11,441	11,441
Profit reserves	50,448,602	50,340,806
Asset valuation adjustments	(677,116)	(4,114,555)
Treasury shares (Notes 23d and 32b)	(440,514)	(431,048)
Attributable to equity holders of the Parent Company	100,891,222	89,301,722
Total	1,179,607,115	1,018,907,911

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Income for the years ended December 31 – In thousands of Reais

	2016	2015
Revenue from financial intermediation	162,203,853	133,188,251
Loans (Note 10j)	75,345,464	67,045,235
Leasing (Note 10j)	379,628	505,182
Operations with securities (Note 8h)	43,833,650	39,545,820
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	33,140,993	16,262,707
Derivative financial instruments (Note 8h)	7,019,958	285,892
Foreign exchange operations (Note 11a)	(2,996,375)	5,334,154
Reserve requirement (Note 9b)	5,717,559	4,603,995
Sale or transfer of financial assets	(237,024)	(394,734)

Financial intermediation expenses	108,866,146	106,044,116
Retail and professional market funding (Note 16d)	65,871,529	53,297,538
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 16d)	21,395,550	16,038,504
Borrowing and on-lending (Note 17c)	(2,567,297)	16,096,583
Allowance for loan losses (Notes 3g, 10g and 10h)	24,166,364	20,611,491

Gross income from financial intermediation	53,337,707	27,144,135

Other operating income (expenses)	(25,356,934)	(17,518,708)
Fee and commission income (Note 24)	21,577,407	19,300,970
Other fee and commission income	14,660,337	13,582,292
Income from banking fees	6,917,070	5,718,678
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 21c)	70,890,331	64,267,749
Net premiums written	71,196,596	64,611,948
Reinsurance premiums paid	(306,265)	(344,199)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(32,788,545)	(28,278,672)
Retained claims (Note 3o)	(24,541,957)	(21,724,044)
Capitalization bond prize draws and redemptions (Note 3o)	(5,372,329)	(5,007,233)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(3,594,724)	(3,307,128)
Payroll and related benefits (Note 25)	(17,271,076)	(14,328,559)
Other administrative expenses (Note 26)	(18,344,649)	(15,641,694)
Tax expenses (Note 27)	(6,331,651)	(4,791,745)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 13b)	1,665,170	1,485,880
Other operating income (Note 28)	5,726,760	3,546,707
Other operating expenses (Note 29)	(16,971,671)	(13,040,939)
Operating income	27,980,773	9,625,427
Non-operating income (loss) (Note 30)	(821,095)	(512,262)
Income before income tax and social contribution and non-controlling interests	27,159,678	9,113,165
Income tax and social contribution (Notes 34a and 34b)	(11,974,739)	8,182,733
Current income tax	(5,837,434)	(5,394,367)
Current Social Contribution	(3,611,104)	(2,368,460)
Deferred Tax Asset	(2,526,201)	15,945,560
Non-controlling interests in subsidiaries	(101,361)	(106,263)
Net income	15,083,578	17,189,635

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Statements of Changes in Shareholders' Equity for the years ended December 31 – In thousands of Reais

		Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Capital Increase by Subscription of Shares	3,000,000	(3,000,000)	-	-	-	-	-	-	-	-
	Capital increase with reserves	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(133,033)	-	(133,033)
	Asset valuation adjustments	-	-	-	-	-	(826,126)	(2,797,118)	-	-	(3,623,244)
	Net income	-	-	-	-	-	-	-	-	17,189,635	17,189,635
Allocations:	- Reserves	-	-	-	859,482	10,295,189	-	-	-	(11,154,671)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(5,122,964)	(5,122,964)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
	Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
	Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
	Asset valuation adjustments	-	-	-	-	-	828,443	2,608,996	-	-	3,437,439
	Net income	-	-	-	-	-	-	-	-	15,083,578	15,083,578
Allocations:	- Reserves	-	-	-	754,179	7,353,617	-	-	-	(8,107,796)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)
	Balance on December 31, 2016	51,100,000	-	11,441	6,807,128	43,641,474	(403,160)	(273,956)	(440,514)	-	100,442,413

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Added Value for the years ended December 31 – In thousands of Reais

Description	2016	%	2015	%
1 – Revenue	153,990,275	297.2	128,844,301	442.1
1.1) Financial intermediation	162,203,853	313.1	133,188,251	457.0
1.2) Fees and commissions	21,577,407	41.7	19,300,970	66.2
1.3) Allowance for loan losses	(24,166,364)	(46.7)	(20,611,491)	(70.7)
1.4) Other	(5,624,621)	(10.9)	(3,033,429)	(10.4)
2 – Financial intermediation expenses	(84,699,782)	(163.5)	(85,432,625)	(293.2)
3 – Inputs acquired from third-parties	(14,917,783)	(28.7)	(12,640,778)	(43.3)
Outsourced services	(5,034,120)	(9.7)	(4,302,276)	(14.8)
Communication	(1,653,055)	(3.2)	(1,427,682)	(4.9)
Data processing	(1,612,454)	(3.1)	(1,219,706)	(4.2)
Advertising and marketing	(1,124,659)	(2.2)	(966,625)	(3.3)
Asset maintenance	(1,060,856)	(2.0)	(925,931)	(3.2)
Financial system services	(1,047,654)	(2.0)	(873,664)	(3.0)
Security and surveillance	(736,547)	(1.4)	(606,292)	(2.1)
Transport	(719,842)	(1.4)	(631,082)	(2.2)
Material, water, electricity and gas	(705,578)	(1.4)	(654,401)	(2.2)
Travel	(174,772)	(0.3)	(157,723)	(0.5)
Other	(1,048,246)	(2.0)	(875,396)	(2.9)
4 – Gross value added (1-2-3)	54,372,710	105.0	30,770,898	105.6
5 – Depreciation and amortization	(4,236,273)	(8.2)	(3,114,403)	(10.7)
6 – Net value added produced by the entity (4-5)	50,136,437	96.8	27,656,495	94.9
7 – Value added received through transfer	1,665,170	3.2	1,485,880	5.1
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	1,665,170	3.2	1,485,880	5.1
8 – Value added to distribute (6+7)	51,801,607	100.0	29,142,375	100.0
9 – Value added distributed	51,801,607	100.0	29,142,375	100.0
9.1) Personnel	15,177,419	29.3	12,497,334	42.9
Salaries	8,322,222	16.1	6,448,507	22.1
Benefits	3,660,775	7.1	3,028,181	10.4
Government Severance Indemnity Fund for Employees (FGTS)	797,810	1.5	602,169	2.1
Other	2,396,612	4.6	2,418,477	8.3
9.2) Tax, fees and contributions	20,400,047	39.3	(1,559,763)	(5.4)
Federal	19,593,727	37.8	(2,289,132)	(7.9)
State	11,716	-	46,444	0.2
Municipal	794,604	1.5	682,925	2.3
9.3) Remuneration for providers of capital	1,039,202	2.0	908,906	3.1
Rental	1,027,561	2.0	887,393	3.0
Asset leasing	11,641	-	21,513	0.1
9.4) Value distributed to shareholders	15,184,939	29.4	17,295,898	59.4
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	6,975,782	13.5	6,034,964	20.7
Retained earnings	8,107,796	15.7	11,154,671	38.3
Non-controlling interests in retained earnings	101,361	0.2	106,263	0.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Cash Flows for the years ended December 31 – In thousands of Reais

	2016	2015
Cash flows from operating activities:
Income before income tax and social contribution and non-controlling interests	27,159,678	9,113,165
Adjustments to net income before income tax and social contribution	60,937,472	34,170,779
Effect of Changes in Exchange Rates in Cash and Cash equivalents	5,617,747	(2,911,155)
Allowance for loan losses	24,166,364	20,611,491
Depreciation and amortization	4,236,273	3,114,403
Write-offs through Impairment	1,654,961	650,588
Expenses related to civil, labor and tax provisions	2,518,761	3,510,917
Expenses related to adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	21,395,550	16,038,504
Equity in the (earnings)/losses of unconsolidated and jointly controlled companies	(1,665,170)	(1,485,880)
(Gain)/loss on sale of investments	(201,485)	110,020
(Gain)/loss on sale of fixed assets	24,791	96,630
(Gain)/loss on sale of foreclosed assets	442,251	180,602
Foreign exchange variation of assets and liabilities overseas/Other	2,747,429	(5,745,341)
Adjusted net income before taxes	88,097,150	43,283,944
(Increase)/Decrease in interbank investments	6,613,272	1,660,584
(Increase)/Decrease in trading securities and derivative financial instruments	(47,228,658)	(64,844,955)
(Increase)/Decrease in interbank and interdepartmental accounts	14,817,209	569,027
(Increase)/Decrease in loans and leasing	17,348,434	(31,082,413)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(665,644)	(424,618)
(Increase)/Decrease in other receivables and other assets	13,072,460	(10,879,077)
(Increase)/Decrease in reserve requirement - Central Bank	(2,582,533)	(3,866,988)
Increase/(Decrease) in deposits	(19,133,693)	(15,852,165)
Increase/(Decrease) in securities sold under agreements to repurchase	18,171,400	2,924,746
Increase/(Decrease) in funds from issuance of securities	1,073,705	24,721,115
Increase/(Decrease) in borrowings and on-lending	(17,602,395)	11,339,748
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	9,118,117	8,528,836
Increase/(Decrease) in other liabilities	(8,629,960)	5,836,800
Increase/(Decrease) in deferred income	(46,360)	234,815
Income tax and social contribution paid	(9,771,075)	(7,419,802)
Net cash provided by/(used in) by operating activities	62,651,429	(35,270,403)
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	(2,969,154)	(2,500,061)
Sale of/maturity of and interest on available-for-sale securities	124,080,962	49,983,751
Proceeds from sale of foreclosed assets	629,768	737,054
Sale of investments	67,323	656,263
Sale of premises and equipment	543,122	561,706
Acquisition of Subsidiaries, Net of Cash and Cash Equivalents Paid	(7,188,659)	-
Purchases of available-for-sale securities	(124,810,463)	(78,933,080)
Investment acquisitions	(10,548)	(1,439,038)
Purchase of premises and equipment	(3,015,682)	(2,256,226)
Intangible asset acquisitions	(2,129,067)	(2,057,876)
Dividends and interest on shareholders’ equity received	510,285	847,369
Net cash provided by/(used in) investing activities	(14,292,113)	(34,400,138)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(3,136,353)	14,461,269
Dividends and interest on shareholders’ equity paid	(5,561,036)	(4,875,422)
Non-controlling interest	(65,721)	(103,741)
Acquisition of own shares	(9,466)	(133,033)
Net cash provided by/(used in) financing activities	(8,772,576)	9,349,073
Net increase/(decrease) in cash and cash equivalents	39,586,740	(60,321,468)
Cash and cash equivalents - at the beginning of the period	147,261,434	204,671,747
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(5,617,747)	2,911,155
Cash and cash equivalents - at the end of the period	181,230,427	147,261,434
Net increase/(decrease) in cash and cash equivalents	39,586,740	(60,321,468)
The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Index of Notes to the Consolidated Financial Statements

Notes to Bradesco’s Consolidated Financial Statements are as follows:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These statements were prepared using accounting practices in compliance with Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased fixed assets less the residual value paid in advance are reclassified.

For the preparation of these consolidated financial statements, the intercompany transactions,  balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled companies is presented in the investments and intangible assets lines (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on February 1, 2017.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On December 31
	Activity	Equity interest
		2016	2015
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	99.81%	99.80%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. (5)	Banking	99.99%	-
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Administradora de Consórcios Ltda. (5)	Consortium management	100.00%	-
Kirton Bank Brasil S.A. (5) (6)	Banking	100.00%	-
Kirton Corretora de Títulos e Valores Mobiliários S.A. (5)	Brokerage	99.97%	-
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%
Kirton Capitalização S.A. (5)	Capitalization bonds	99.97%	-
Kirton Seguros S.A. (5)	Insurance	98.08%	-
Kirton Vida e Previdência S.A. (5)	Pension plan/insurance	100.00%	-
Odontoprev S.A.	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real Estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (5)	Holding	100.00%	-
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%

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Notes to the Consolidated Financial Statements

	On December 31
	Activity	Equity interest
		2016	2015
Investment Funds (3)
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master IV Previdência (4)	Investment Fund	100.00%	-
Bradesco FI Referenciado DI União	Investment Fund	99.94%	99.80%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI RF Crédito Privado Master	Investment Fund	100.00%	100.00%
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F15	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

(1)  Increased participation through the subscription of shares in June 2016;

(2)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3)  The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated;

(4)  Consolidation of the fund from April 2016;

(5)  Companies originating from the acquisition, in July 2016, of HSBC Brasil (Note 35f); and

(6)  New name of HSBC Brasil (Kirton Bank).

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

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Notes to the Consolidated Financial Statements

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The revenue of the capitalization bonds are recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

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Notes to the Consolidated Financial Statements

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 8 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to
“H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

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Notes to the Consolidated Financial Statements

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H
(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Statement of Income when received.

Renegotiated transactions are held, at least, at the same rating as they were classified.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, monetary update of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15. The rate will revert to 15% from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

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Notes to the Consolidated Financial Statements

Due to the amendment of the rate, Bradesco Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 34.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly written-off in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular
No. 3,738/14.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

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Notes to the Consolidated Financial Statements

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 15.

m)   Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 8c(6), 8h, 13a, 14 and 15c.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 16.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 5.1% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

Bradesco     119

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-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 5.1% per annum;

-    For health insurance, the reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 semesters to determine a future projection per occurrence period;

-        For the acquired insurance of persons portfolio, the reserve for ‘incurred but not reported’ (IBNR) claims is constituted to cover the expected values to be settled based on incurred but not reported claims until the base date of calculation. It is calculated by the Bornhuetter-Ferguson method, using as a mathematical model run-off triangles of claims incurred from 2001;

-    The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, including the legal claims and monetarily restated related costs;

-        With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for events incurred and appropriately reported by the insured and/or beneficiaries until the statement of financial position date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also includes an estimate of adjustments of incurred but not sufficiently reported (IBNER) for the aggregate development of claims reported but not yet paid, whose values may be changed throughout the process until their final settlement;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of the expected payments to be received;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits. For products structured in self-funding and partial regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

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Notes to the Consolidated Financial Statements

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.1%.

•       Pension plans and life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis using  net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

Bradesco     121

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Notes to the Consolidated Financial Statements

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-        With respect to the insurance portfolios acquired, the provision of incurred but not reported claims (IBNR) is made to cover the expected values to settle for incurred but not reported claims until the base date of calculation. It is calculated in accordance with the criteria defined in SUSEP Circular No. 517/15 (amended by SUSEP Circular No. 521/15);

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation; and

-    With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for the events incurred and appropriately reported by the insured and/or beneficiaries until the reporting date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also comprises values relating to accrued unpaid rent contained in the PMBC, which are written off and included in the PSL.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recognized to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recognized to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever

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Notes to the Consolidated Financial Statements

an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

Bradesco     123

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Notes to the Consolidated Financial Statements

4)     INFORMATION FOR THE PURPOSE OF COMPARABILITY

From July 2016, Bradesco began consolidating the consolidated financial statements of HSBC Bank Brasil S.A. and its subsidiaries (Note 35f). We presented the main balances of the statement of financial position as of September 30, 2016 and statements of income for the period from July 1, 2016 to September 30, 2016:

R$ thousand
HSBC Brasil
Assets
Current and long-term assets	159,557,794
Funds available	1,773,609
Interbank investments	17,455,233
Securities and derivative financial instruments	46,082,476
Interbank and interdepartmental accounts	17,041,653
Loan and leasing	45,196,643
Other receivables	31,687,126
Other assets	321,054
Permanent	1,718,679
- Investments	44,244
- Premises and equipment	1,208,058
- Intangible assets	466,377
Total	161,276,473
Liabilities
Current and long-term liabilities	153,474,429
Demand, term and other deposits	64,876,504
Securities sold under agreements to repurchase	5,008,704
Funds from Acceptances and Issue of Securities	37,570,595
Interbank and interdepartmental accounts	1,261,678
Borrowing and on-lending	5,701,777
Derivative financial instruments	2,246,825
Provisions for insurance, pension plans and capitalization bonds	15,296,887
Other liabilities	21,511,459
Deferred income	6,010
Non-controlling insterests in associated and controlled companies	19,633
Shareholders’ equity	7,776,401
Total	161,276,473

R$ thousand
HSBC Brasil
Income from financial intermediation	6,026,518
Expenses from financial intermediation	(3,819,971)
Financial margin	2,206,547
Allowance for Loan Losses (ALL)	(1,187,495)
Gross Income from financial intermediation	1,019,052
Income from insurance, pension plans and capitalization bonds	96,930
Fee and commission income	702,731
Personnel expenses	(1,136,594)
Other administrative expenses	(767,014)
Tax expenses	(242,233)
Equity in associated and jointly controlled companies	30,215
Other operating income / expenses	393,999
Operating income	97,086
Non-operating expense	(67,388)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	60,124
Net income	89,822

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling

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progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

Bradesco     125

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Notes to the Consolidated Financial Statements

5)     MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)        Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	On December 31 - R$ thousand
	2016				2015
	Accounting Statement of Financial Position	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,148,507,298	8,654,972	105,111,756	1,262,274,026	1,000,515,282	7,839,794	51,412,744	1,059,767,820
Funds available	14,518,120	178,510	-	14,696,630	17,299,879	157,618	-	17,457,497
Interbank investments	177,635,629	566,852	(517,134)	177,685,347	140,644,248	286,510	(473,904)	140,456,854
Securities and derivative financial instruments	440,010,105	3,980,138	105,882,672	549,872,915	354,336,059	1,222,260	52,025,646	407,583,965
Interbank and interdepartmental accounts	59,006,812	-	-	59,006,812	55,728,603	-	-	55,728,603
Loan and leasing	347,041,036	447,516	-	347,488,552	333,496,811	357,582	-	333,854,393
Allowance for Loan Losses (ALL)	(37,553,364)	(99,583)	-	(37,652,947)	(28,722,416)	(82,239)	-	(28,804,655)
Other receivables and assets	147,848,960	3,581,539	(253,782)	151,176,717	127,732,098	5,898,063	(138,998)	133,491,163
Permanent Assets	31,099,817	185,097	-	31,284,914	18,392,629	1,594,253	-	19,986,882
Investments	7,038,394	(5,260,652)	-	1,777,742	5,824,255	(4,236,971)	-	1,587,284
Premises and equipment	7,722,638	242,316	-	7,964,954	5,495,852	275,726	-	5,771,578
Intangible assets	16,338,785	5,203,433	-	21,542,218	7,072,522	5,555,498	-	12,628,020
Total	1,179,607,115	8,840,069	105,111,756	1,293,558,940	1,018,907,911	9,434,047	51,412,744	1,079,754,702

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2016				2015
	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,078,238,708	7,742,386	105,111,756	1,191,092,850	929,082,644	8,338,439	51,412,744	988,833,827
Deposits	234,235,678	(22,647)	-	234,213,031	195,784,251	(24,386)	-	195,759,865
Securities sold under agreements to repurchase	241,978,931	-	107,091,192	349,070,123	222,277,776	-	57,447,746	279,725,522
Funds from Issuance of Securities	150,807,358	-	-	150,807,358	109,546,548	-	-	109,546,548
Interbank and interdepartmental accounts	7,089,003	-	-	7,089,003	6,384,085	-	-	6,384,085
Borrowing and on-lending	58,196,002	-	-	58,196,002	70,337,884	-	-	70,337,884
Derivative financial instruments	13,435,679	-	(1,037,927)	12,397,752	19,345,729	-	(5,560,675)	13,785,054
Provisions for insurance, pension plans and capitalization bonds	223,342,157	-	-	223,342,157	177,834,423	-	-	177,834,423
Other liabilities	149,153,900	7,765,033	(941,509)	155,977,424	127,571,948	8,362,825	(474,327)	135,460,446
Deferred income	477,185	-	-	477,185	523,545	4,969	-	528,514
Non-controlling interests in subsidiaries	448,809	1,097,683	-	1,546,492	395,078	1,090,639	-	1,485,717
Shareholders’ equity	100,442,413	-	-	100,442,413	88,906,644	-	-	88,906,644
Total	1,179,607,115	8,840,069	105,111,756	1,293,558,940	1,018,907,911	9,434,047	51,412,744	1,079,754,702

	Years ended December 31 - R$ thousand
	2016				2015
	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	162,203,853	539,432	5,721,823	168,465,108	133,188,251	438,161	6,145,500	139,771,912
Financial intermediation expenses	(84,699,782)	-	(7,851,832)	(92,551,614)	(85,432,625)	-	(7,703,192)	(93,135,817)
Net Interest Income	77,504,071	539,432	(2,130,009)	75,913,494	47,755,626	438,161	(1,557,692)	46,636,095
Allowance for loan losses	(24,166,364)	(209,879)	-	(24,376,243)	(20,611,491)	(111,000)	-	(20,722,491)
Gross Income from financial intermediation	53,337,707	329,553	(2,130,009)	51,537,251	27,144,135	327,161	(1,557,692)	25,913,604
Income from Insurance, Pension Plans and Capitalization Bonds	4,592,776	-	-	4,592,776	5,950,672	-	-	5,950,672
Fee and Commission Income	21,577,407	4,498,393	2,003,673	28,079,473	19,300,970	4,016,268	1,425,915	24,743,153
Personnel Expenses	(17,271,076)	(707,134)	-	(17,978,210)	(14,328,559)	(638,216)	-	(14,966,775)
Other administrative expenses	(18,344,649)	(1,475,973)	496,994	(19,323,628)	(15,641,694)	(1,328,080)	465,582	(16,504,192)
Tax expenses	(6,331,651)	(492,768)	-	(6,824,419)	(4,791,745)	(436,094)	-	(5,227,839)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	1,665,170	(1,447,603)	-	217,567	1,485,880	(1,343,215)	-	142,665
Other Operating Income / Expenses	(11,244,911)	(88,299)	(370,658)	(11,703,868)	(9,494,232)	(20,466)	(333,805)	(9,848,503)
Operating Income	27,980,773	616,169	-	28,596,942	9,625,427	577,358	-	10,202,785
Non-Operating Income	(821,095)	(15,223)	-	(836,318)	(512,262)	(86,864)	-	(599,126)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(12,076,100)	(600,946)	-	(12,677,046)	8,076,470	(490,494)	-	7,585,976
Net Income	15,083,578	-	-	15,083,578	17,189,635	-	-	17,189,635

(1)    Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.); and

(2)    Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

Bradesco     127

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b)      Statements of Financial Position and statements of income by segment – Managerial

In line with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On December 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	960,329,197	117,428,452	255,302,664	8,374	2,758,109	(73,552,770)	1,262,274,026
Funds available	22,876,722	1,308,974	107,100	7,558	163,598	(9,767,322)	14,696,630
Interbank investments	175,487,143	2,198,204	-	-	-	-	177,685,347
Securities and derivative financial instruments	292,474,064	16,429,776	241,861,097	660	1,723,847	(2,616,529)	549,872,915
Interbank and interdepartmental accounts	59,006,812	-	-	-	-	-	59,006,812
Loan and leasing	309,322,478	97,365,223	-	-	-	(59,199,149)	347,488,552
Allowance for Loan Losses (ALL)	(36,461,222)	(1,191,725)	-	-	-	-	(37,652,947)
Other receivables and assets	137,623,200	1,318,000	13,334,467	156	870,664	(1,969,770)	151,176,717
Permanent assets	103,258,671	39,958	11,413,787	3	954,801	(84,382,306)	31,284,914
Investments	77,753,353	-	8,199,605	-	207,090	(84,382,306)	1,777,742
Premises and equipment	6,385,292	25,820	1,526,275	3	27,564	-	7,964,954
Intangible assets	19,120,026	14,138	1,687,907	-	720,147	-	21,542,218
Total in 2016	1,063,587,868	117,468,410	266,716,451	8,377	3,712,910	(157,935,076)	1,293,558,940
Total in 2015	904,956,084	158,292,692	209,746,926	2,675	3,700,804	(196,944,479)	1,079,754,702

Liabilities
Current and long-term liabilities	960,766,550	70,613,784	232,110,541	1,053	1,153,692	(73,552,770)	1,191,092,850
Deposits	216,886,621	27,323,423	-	-	-	(9,997,013)	234,213,031
Securities sold under agreements to repurchase	341,916,195	7,252,884	-	-	-	(98,956)	349,070,123
Funds from issuance of securities	147,443,481	5,815,118	-	-	-	(2,451,241)	150,807,358
Interbank and interdepartmental accounts	7,089,003	-	-	-	-	-	7,089,003
Borrowing and on-lending	99,777,466	17,706,929	-	-	-	(59,288,393)	58,196,002
Derivative financial instruments	12,185,702	212,050	-	-	-	-	12,397,752
Technical provisions from insurance, pension plans and capitalization bonds	-	-	223,341,504	653	-	-	223,342,157
Other liabilities	135,468,082	12,303,380	8,769,037	400	1,153,692	(1,717,167)	155,977,424
Deferred income	452,085	-	22,146	-	2,954	-	477,185
Non-controlling interests in subsidiaries	1,926,820	46,854,626	34,583,764	7,324	2,556,264	(84,382,306)	1,546,492
Shareholders’ equity	100,442,413	-	-	-	-	-	100,442,413
Total in 2016	1,063,587,868	117,468,410	266,716,451	8,377	3,712,910	(157,935,076)	1,293,558,940
Total in 2015	904,956,084	158,292,692	209,746,926	2,675	3,700,804	(196,944,479)	1,079,754,702

128             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

	Years ended December 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial DRE
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	138,177,378	3,711,649	27,546,271	-	223,035	(1,193,225)	168,465,108
Financial intermediation expenses	(70,727,879)	(1,621,409)	(21,395,551)	-	-	1,193,225	(92,551,614)
Net Interest Income	67,449,499	2,090,240	6,150,720	-	223,035	-	75,913,494
Allowance for loan losses	(22,342,763)	(2,005,159)	-	-	-	(28,321)	(24,376,243)
Gross Income from financial intermediation	45,106,736	85,081	6,150,720	-	223,035	(28,321)	51,537,251
Income from Insurance, Pension Plans and Capitalization Bonds	-	-	4,592,754	22	-	-	4,592,776
Fee and Commission Income	26,023,606	262,207	1,788,672	-	341,928	(336,940)	28,079,473
Personnel Expenses	(16,176,004)	(149,391)	(1,384,443)	(472)	(267,900)	-	(17,978,210)
Other administrative expenses	(17,869,926)	(368,078)	(1,639,896)	(278)	(196,367)	750,917	(19,323,628)
Tax expenses	(5,786,570)	(17,621)	(939,220)	(181)	(80,827)	-	(6,824,419)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	(5,830)	-	157,078	-	66,319	-	217,567
Other Operating Income / Expenses	(12,225,303)	(108,633)	800,639	973	214,088	(385,632)	(11,703,868)
Operating Income	19,066,709	(296,435)	9,526,304	64	300,276	24	28,596,942
Non-Operating Income	(881,703)	13,434	31,871	-	104	(24)	(836,318)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(8,416,954)	(191,280)	(4,007,513)	(25)	(61,274)	-	(12,677,046)
Net Income in 2016	9,768,052	(474,281)	5,550,662	39	239,106	-	15,083,578
Net Income in 2015	10,439,209	1,314,464	5,289,658	(652)	146,956	-	17,189,635
(1)    The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)    The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)    The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)    Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6)     CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2016	2015
Cash and due from banks in domestic currency	12,432,290	9,215,083
Cash and due from banks in foreign currency	2,085,650	8,084,654
Investments in gold	180	142
Total cash and due from banks	14,518,120	17,299,879
Interbank investments (1)	166,712,307	129,961,555
Total cash and cash equivalents	181,230,427	147,261,434

(1)    Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     129

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

7)     INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities purchased under agreements to resell:
Own portfolio position	84,074,852	-	-	-	84,074,852	19,129,297
● National treasury notes	42,584,901	-	-	-	42,584,901	10,287,949
● Financial treasury bills	28,000,311	-	-	-	28,000,311	199,996
● National treasury bills	13,211,900	-	-	-	13,211,900	8,274,844
● Debentures	271,279	-	-	-	271,279	362,215
● Other	6,461	-	-	-	6,461	4,293
Funded position	83,647,092	1,081,498	-	-	84,728,590	111,011,367
● National treasury notes	36,771,099	1,031,173	-	-	37,802,272	67,622,765
● National treasury bills	29,552,172	50,325	-	-	29,602,497	43,388,602
● Financial treasury bills	17,323,821	-	-	-	17,323,821	-
Short position	978,509	124,786	-	-	1,103,295	370,759
● National treasury bills	978,509	124,786	-	-	1,103,295	370,759
Subtotal	168,700,453	1,206,284	-	-	169,906,737	130,511,423
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	3,586,512	1,613,652	1,748,334	780,394	7,728,892	10,167,660
● Provision for losses	-	-	-	-	-	(34,835)
Subtotal	3,586,512	1,613,652	1,748,334	780,394	7,728,892	10,132,825
Total in 2016	172,286,965	2,819,936	1,748,334	780,394	177,635,629
%	97.0	1.6	1.0	0.4	100.0
Total in 2015	134,689,717	4,196,518	1,242,882	515,131		140,644,248
%	95.8	3.0	0.9	0.3		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Years ended December 31 - R$ thousand
	2016	2015
Income from investments in purchase and sale commitments:
• Own portfolio position	1,104,879	302,249
• Funded position	20,720,128	19,708,089
• Short position	283,547	382,362
Subtotal	22,108,554	20,392,700
Income from interest-earning deposits in other banks	678,105	529,716
Total (Note 8h)	22,786,659	20,922,416

130             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

8)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	Financial	Insurance and Capitalization bonds	Pension plans	Other Activities	2016	%	2015	%
Trading securities	47,593,479	15,329,487	156,878,238	13,233	219,814,437	50.0	163,803,009	46.3
- Government securities	20,656,173	11,592,725	137,588,919	13,233	169,851,050	38.7	96,025,195	27.1
- Corporate securities	9,996,788	3,721,414	19,284,240	-	33,002,442	7.5	48,744,833	13.8
- Derivative financial instruments (1) (5)	16,940,518	15,348	5,079	-	16,960,945	3.8	19,032,981	5.4
Available-for-sale securities (2)	153,122,175	13,371,538	10,683,347	37,941	177,215,001	40.3	150,529,491	42.5
- Government securities	93,506,974	11,846,936	8,863,180	33,265	114,250,355	26.0	95,509,800	27.0
- Corporate securities	59,615,201	1,524,602	1,820,167	4,676	62,964,646	14.3	55,019,691	15.5
Held-to-maturity securities (2)	12,772,270	5,158,754	25,049,643	-	42,980,667	9.7	40,003,560	11.2
- Government securities	33,084	5,158,754	25,049,643	-	30,241,481	6.9	27,446,114	7.7
- Corporate securities	12,739,186	-	-	-	12,739,186	2.8	12,557,446	3.5
Total	213,487,924	33,859,779	192,611,228	51,174	440,010,105	100.0	354,336,060	100.0

- Government securities	114,196,231	28,598,415	171,501,742	46,498	314,342,886	71.6	218,981,109	61.8
- Corporate securities	99,291,693	5,261,364	21,109,486	4,676	125,667,219	28.4	135,354,951	38.2
Total	213,487,924	33,859,779	192,611,228	51,174	440,010,105	100.0	354,336,060	100.0

Bradesco     131

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On December 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair value/ carrying amount (3) (4)	Amortized cost	Fair Value Adjustment	Fair value/ carrying amount (3) (4)	Fair Value Adjustment
- Financial	20,621,348	3,007,530	2,905,899	21,058,702	47,593,479	57,093,937	(9,500,458)	46,439,100	(7,425,053)
Financial treasury bills	48,689	2,146	267,714	10,316,750	10,635,299	10,659,393	(24,094)	8,469,748	19
National treasury notes	63,523	200,947	14,452	5,946,429	6,225,351	5,965,910	259,441	3,357,152	(147,651)
Financial bills	222,584	1,308,336	2,056,795	263,705	3,851,420	3,841,857	9,563	5,082,350	(53,579)
Debentures	39,488	16,499	189,039	1,583,753	1,828,779	2,061,571	(232,792)	2,836,491	(131,116)
National treasury bills	224,866	40,605	241,829	1,561,226	2,068,526	2,060,425	8,101	1,272,078	(5,352)
Brazilian foreign debt notes	1,307,266	-	-	50,759	1,358,025	1,359,932	(1,907)	1,426,416	(8,476)
Derivative financial instruments (1) (5)	15,733,757	973,846	120,004	112,912	16,940,519	26,288,637	(9,348,118)	18,976,270	(7,046,069)
Other	2,981,175	465,151	16,066	1,223,168	4,685,560	4,856,212	(170,652)	5,018,595	(32,829)
- Insurance companies and capitalization bonds	4,113,817	156,763	272,742	10,786,165	15,329,487	15,290,414	39,073	12,074,786	16
Financial treasury bills	551,489	-	24,237	10,419,078	10,994,804	10,994,804	-	6,599,859	-
Financial bills	-	118,683	190,136	140,791	449,610	449,610	-	737,567	-
Bank deposit certificates	7,441	848	2,056	21,191	31,536	31,536	-	24,076	-
Debentures	-	-	56,313	25,749	82,062	82,062	-	98,937	-
Other	3,554,887	37,232	-	179,356	3,771,475	3,732,402	39,073	4,614,347	16
- Pension plans	2,752,181	3,108,333	5,952,779	145,064,945	156,878,238	156,878,238	-	105,248,360	(525)
Financial treasury bills	204,909	-	168,974	53,712,240	54,086,123	54,086,123	-	40,752,073	-
National treasury notes	32,528	49,849	28,466	46,987,085	47,097,928	47,097,928	-	18,942,698	-
National treasury bills	95,273	-	99,122	36,210,471	36,404,866	36,404,866	-	14,690,041	(525)
Financial bills	691,674	2,947,352	5,321,593	4,719,711	13,680,330	13,680,330	-	8,843,506	-
Debentures	-	69,849	227,950	3,291,140	3,588,939	3,588,939	-	2,570,750	-
Other	1,727,797	41,283	106,674	144,298	2,020,052	2,020,052	-	19,449,292	-
- Other activities	-	-	-	13,233	13,233	13,233	-	40,763	-
Financial treasury bills	-	-	-	13,233	13,233	13,233	-	40,763	-
Total	27,487,346	6,272,626	9,131,420	176,923,045	219,814,437	229,275,822	(9,461,385)	163,803,009	(7,425,562)
Derivative financial instruments (liabilities) (5)	(12,428,600)	(534,525)	(279,662)	(192,892)	(13,435,679)	(11,700,293)	(1,735,386)	(19,345,729)	(5,844,034)

132             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (6)	On December 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair value/ carrying amount (3) (4)	Amortized cost	Fair Value Adjustment	Fair value/ carrying amount (3) (4)	Fair Value Adjustment
- Financial	11,375,087	4,216,131	5,123,942	132,407,015	153,122,175	154,734,241	(1,612,066)	128,547,093	(5,151,116)
National treasury bills	732,946	-	4,363,795	52,049,807	57,146,548	56,431,511	715,037	37,627,316	(121,382)
Debentures	407,659	1,162,184	496,636	36,667,559	38,734,038	40,186,976	(1,452,938)	30,087,779	(6,578)
National treasury notes	2,729,317	2,085,986	-	28,650,163	33,465,466	33,103,181	362,285	35,749,489	(1,365,727)
Foreign corporate securities	1,657	37,211	50,188	10,995,554	11,084,610	11,748,186	(663,576)	11,632,913	(3,472,453)
Shares	6,233,775	-	-	-	6,233,775	6,656,492	(422,717)	6,875,158	(1,312)
Financial treasury bills	129,989	42,210	11,498	2,145,604	2,329,301	2,331,554	(2,253)	600,390	83
Promissory Notes	97,300	512,489	201,825	297,669	1,109,283	1,102,127	7,156	1,496,559	11,622
Certificates of real estate receivables	21,468	-	-	918,575	940,043	1,143,770	(203,727)	1,141,709	(139,861)
Other	1,020,976	376,051	-	682,084	2,079,111	2,030,444	48,667	3,335,780	(55,508)
- Insurance companies and capitalization bonds	3,190,045	-	95,245	10,086,248	13,371,538	13,581,045	(209,507)	12,132,334	(1,063,767)
National treasury notes	776,603	-	-	9,161,933	9,938,536	10,407,515	(468,979)	6,970,593	(1,131,681)
National treasury bills	899,543	-	94,367	756,499	1,750,409	1,735,577	14,832	4,113,627	(51,225)
Shares	1,473,738	-	-	-	1,473,738	1,241,899	231,839	980,756	141,330
Other	40,161	-	878	167,816	208,855	196,054	12,801	67,358	(22,191)
- Pension plans	1,728,856	22,165	109,331	8,822,995	10,683,347	9,744,840	938,507	9,844,992	(475,207)
National treasury notes	-	22,165	108,867	8,706,967	8,837,999	7,935,799	902,200	8,270,802	(379,943)
Shares	1,728,856	-	-	-	1,728,856	1,691,946	36,910	1,123,289	(68,703)
Debentures	-	-	-	91,311	91,311	91,899	(588)	95,659	4,138
Other	-	-	464	24,717	25,181	25,196	(15)	355,242	(30,699)
- Other activities	4,676	-	-	33,265	37,941	33,308	4,633	5,072	5,063
Other	4,676	-	-	33,265	37,941	33,308	4,633	5,072	5,063
Subtotal	16,298,664	4,238,296	5,328,518	151,349,523	177,215,001	178,093,434	(878,433)	150,529,491	(6,685,027)
Hedge - cash flow (Note 8f)	-	-	-	-	-	-	43,190	-	(69,291)
Securities reclassified to “Held-to-maturity securities” (2)	-	-	-	-	-	-	(224,619)	-	(106,215)
Total	16,298,664	4,238,296	5,328,518	151,349,523	177,215,001	178,093,434	(1,059,862)	150,529,491	(6,860,533)

Bradesco     133

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2)	On December 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair Value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	-	-	-	12,772,270	12,772,270	11,443,461	(1,328,809)	12,598,538	(1,328,973)
Certificates of real estate receivables	-	-	-	12,739,187	12,739,187	11,379,323	(1,359,864)	12,557,446	(1,331,390)
Others	-	-	-	33,083	33,083	64,138	31,055	41,092	2,417
- Insurance companies and capitalization bonds	-	-	-	5,158,754	5,158,754	5,620,790	462,036	4,704,538	(375,634)
National treasury notes	-	-	-	5,158,754	5,158,754	5,620,790	462,036	4,704,538	(375,634)
- Pension plans	-	-	-	25,049,643	25,049,643	27,169,137	2,119,494	22,700,484	315,077
National treasury notes	-	-	-	25,049,643	25,049,643	27,169,137	2,119,494	22,700,484	315,077
Total	-	-	-	42,980,667	42,980,667	44,233,388	1,252,721	40,003,560	(1,389,530)

134             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

c)      Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (4)	Total in 2015 (3) (4)
Own portfolio	27,546,587	7,165,310	12,288,461	287,339,597	334,339,955	291,972,487
Fixed income securities	14,718,380	7,165,310	12,288,461	287,339,597	321,511,748	282,354,440
● National treasury notes	3,748,730	72,014	108,867	100,385,960	104,315,571	79,562,447
● Financial treasury bills	852,170	127	387,606	70,735,376	71,975,279	54,415,009
● National treasury bills	2,310,945	-	2,876,718	50,997,485	56,185,148	41,381,767
● Debentures	447,147	1,248,532	969,937	41,705,148	44,370,764	35,732,128
● Certificates of real estate receivables	21,468	-	-	13,900,480	13,921,948	13,919,080
● Financial bills	940,141	4,750,423	7,568,524	5,124,207	18,383,295	14,724,654
● Foreign corporate securities	187,024	179,281	66,180	2,611,497	3,043,982	8,252,434
● Foreign government bonds	42,777	-	-	325,455	368,232	2,220,799
● Brazilian foreign debt securities	1,307,266	-	-	472,868	1,780,134	1,472,300
● Promissory Notes	195,403	512,489	201,825	358,690	1,268,407	1,737,054
● Bank deposit certificates	29,230	401,628	2,056	21,191	454,105	4,000,876
● Other	4,636,079	816	106,748	701,240	5,444,883	24,935,892
Equity securities	12,828,207	-	-	-	12,828,207	9,618,047
● Shares of listed companies (technical provision)	1,731,181	-	-	-	1,731,181	1,162,338
● Shares of other companies	11,097,026	-	-	-	11,097,026	8,455,709
Restricted securities	485,240	2,371,766	1,856,450	76,382,215	81,095,671	38,286,863
Subject to repurchase agreements	-	2,312,436	1,710,561	58,921,455	62,944,452	28,421,238
● National treasury bills	-	-	1,688,182	28,636,818	30,325,000	9,005,742
● Foreign corporate securities	-	-	-	8,642,151	8,642,151	4,306,897
● National treasury notes	-	2,286,932	810	19,352,380	21,640,122	14,869,554
● Financial treasury bills	-	25,504	21,569	2,187,265	2,234,338	239,045
● Other	-	-	-	102,841	102,841	-
Brazilian Central Bank	120,363	-	461	53,383	174,207	22,065
● National treasury bills	-	-	461	53,383	53,844	22,065
● Financial treasury bills	120,363	-	-	-	120,363	-
Privatization rights	-	-	-	48,706	48,706	52,472
Guarantees provided	364,877	59,330	145,428	17,358,671	17,928,306	9,791,088
● National treasury notes	-	-	42,109	9,094,299	9,136,408	5,207,012
● National treasury bills	-	40,605	38,729	5,157,724	5,237,058	2,697,150
● Financial treasury bills	2,709	18,725	64,590	3,106,648	3,192,672	1,877,455
● Other	362,168	-	-	-	362,168	9,471
Derivative financial instruments (1) (5)	15,754,183	973,846	120,004	112,912	16,960,945	19,032,981
Securities subject to unrestricted repurchase agreements	-	-	195,023	7,418,511	7,613,534	5,043,729
● National treasury bills	-	-	195,023	5,739,971	5,934,994	4,888,270
● National treasury notes	-	-	-	926,099	926,099	155,459
● Financial treasury bills	-	-	-	752,441	752,441	-
Total	43,786,010	10,510,922	14,459,938	371,253,235	440,010,105	354,336,060
%	10.0	2.4	3.3	84.3	100.0	100.0

Bradesco     135

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Notes to the Consolidated Financial Statements

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (4)	Total in 2015 (3) (4)
Privatization rights	-	-	-	48,706	48,706	52,472
Guarantees provided	364,877	59,330	145,428	17,358,671	17,928,306	9,791,088
● National treasury notes	-	-	42,109	9,094,299	9,136,408	5,207,012
● National treasury bills	-	40,605	38,729	5,157,724	5,237,058	2,697,150
● Financial treasury bills	2,709	18,725	64,590	3,106,648	3,192,672	1,877,455
● Other	362,168	-	-	-	362,168	9,471
Derivative financial instruments (1) (5)	15,754,183	973,846	120,004	112,912	16,960,945	19,032,981
Securities subject to unrestricted repurchase agreements	-	-	195,023	7,418,511	7,613,534	5,043,729
● National treasury bills	-	-	195,023	5,739,971	5,934,994	4,888,270
● National treasury notes	-	-	-	926,099	926,099	155,459
● Financial treasury bills	-	-	-	752,441	752,441	-
Total	43,786,010	10,510,922	14,459,938	371,253,235	440,010,105	354,336,060
%	10.0	2.4	3.3	84.3	100.0	100.0

(1)   Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)   In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Available-for-Sale Securities" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(3)   The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4)   The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5)   Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 8d II); and

(6)   In the year ended December 31, 2016, there were impairment losses in the amount of R$1,372,488 thousand, related to securities classified in the category "Available-for-Sale Securities" (R$424,522 thousand in 2015).

136             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     137

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	Years ended December 31 - R$ thousand
	2016		2015
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	138,474,592	-	154,697,805	-
- Interbank market	111,026,397	16,348,810	120,562,790	70,073,264
- Foreign currency (1)	27,399,904	-	34,101,616	-
- Other	48,291	47,324	33,399	-
Sale commitments:	153,368,572	-	91,914,641	-
- Interbank market (2)	94,677,587	-	50,489,526	-
- Foreign currency (3)	58,690,018	31,290,114	41,360,434	7,258,818
- Other	967	-	64,681	31,282

Option contracts
Purchase commitments:	13,062,057	-	4,427,686	-
- Interbank market	5,467,042	711,254	3,840,166	201,976
- Foreign currency	7,567,515	4,731,221	559,071	-
- Other	27,500	27,500	28,449	-
Sale commitments:	7,592,082	-	9,901,395	-
- Interbank market	4,755,788	-	3,638,190	-
- Foreign currency	2,836,294	-	6,233,860	5,674,789
- Other	-	-	29,345	896

Forward contracts
Purchase commitments:	16,681,944	-	15,132,203	-
- Foreign currency	16,633,033	-	15,014,083	-
- Other	48,911	-	118,120	-
Sale commitments:	19,624,952	-	16,206,711	-
- Foreign currency	18,036,707	1,403,674	16,056,742	1,042,659
- Other	1,588,245	1,539,334	149,969	31,849

Swap contracts
Assets (long position):	79,574,142	-	125,698,733	-
- Interbank market	20,405,389	11,593,816	45,695,726	-
- Fixed rate	50,100,855	25,274,411	43,858,054	40,363,110
- Foreign currency	7,276,143	-	33,543,125	22,011,883
- IGPM	768,950	-	1,336,950	1,141,950
- Other	1,022,805	-	1,264,878	-
Liabilities (short position):	50,948,335	-	72,328,360	-
- Interbank market	8,811,573	-	53,980,094	8,284,368
- Fixed rate	24,826,444	-	3,494,944	-
- Foreign currency	14,201,872	6,925,729	11,531,242	-
- IGPM	1,010,500	241,550	195,000	-
- Other	2,097,946	1,075,141	3,127,080	1,862,202

Derivatives include operations maturing in D+1.

(1)  Includes, on December 31, 2015, cash flow hedge to protect the firm commitment, concerning the contract of purchase and sale of shares, totaling R$20,250,293 thousand;

(2)  Includes, on December 31, 2016, cash flow hedges to protect IDI-related investments, totaling R$21,502,218 thousand (Note 8f) (R$28,251,095 thousand in 2015); and

(3)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$47,266,464 thousand (R$56,280,814 thousand in 2015).

138             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On December 31 - R$ thousand
	2016			2015
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	22,759,626	(9,313,969)	13,445,657	23,592,073	(7,028,285)	16,563,788
Adjustment receivable - future	9,021	-	9,021	75,217	-	75,217
Receivable forward purchases	150,086	-	150,086	1,863,780	-	1,863,780
Receivable forward sales	3,035,377	-	3,035,377	322,215	-	322,215
Premiums on exercisable options	354,953	(34,149)	320,804	225,765	(17,784)	207,981
Total assets (A)	26,309,063	(9,348,118)	16,960,945	26,079,050	(7,046,069)	19,032,981
Adjustment payables - swaps	(8,749,335)	(1,735,313)	(10,484,648)	(10,112,722)	(5,863,369)	(15,976,091)
Adjustment payables - future	(19,164)	-	(19,164)	(20,614)	-	(20,614)
Payable forward purchases	(1,084,258)	-	(1,084,258)	(47,195)	-	(47,195)
Payable forward sales/other	(1,584,951)	-	(1,584,951)	(3,180,895)	-	(3,180,895)
Premiums on written options	(262,585)	(73)	(262,658)	(140,269)	19,335	(120,934)
Total liabilities (B)	(11,700,293)	(1,735,386)	(13,435,679)	(13,501,695)	(5,844,034)	(19,345,729)

Net Effect (A-B)	14,608,770	(11,083,504)	3,525,266	12,577,355	(12,890,103)	(312,748)

(1)    Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On December 31 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2016	2015
Futures contracts (1)	159,796,841	9,530,011	9,844,936	112,671,376	291,843,164	246,612,446
Option contracts	16,550,098	587,986	2,988,624	527,431	20,654,139	14,329,081
Forward contracts	20,894,960	7,554,290	4,453,133	3,404,513	36,306,896	31,338,914
Swap contracts (1)	18,606,093	11,307,608	8,824,006	91,784,770	130,522,477	198,027,093
Total in 2016	215,847,992	28,979,895	26,110,699	208,388,090	479,326,676
Total in 2015	257,751,834	55,752,780	39,247,229	137,555,691		490,307,534

(1)    Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Bradesco     139

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On December 31 - R$ thousand
	2016	2015
Government securities
National treasury bills	2,840,800	94,479
National treasury notes	4,443,424	3,166,558
Total	7,284,224	3,261,037

V)  Revenues and expenses, net

	Years ended December 31 - R$ thousand
	2016	2015
Swap contracts (1)	2,794,186	(178,784)
Forward contracts	386,374	9,086
Option contracts	(216,376)	132,730
Futures contracts (1) (2)	7,542,861	(4,147,980)
Foreign exchange variation of assets and liabilities overseas	(3,487,087)	4,470,840
Total (Note 8h)	7,019,958	285,892

(1)    Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)    Includes the results and respective adjustment to the fair value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the fair value of the hedge object (Note 35f).

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On December 31 - R$ thousand
	2016	2015
BM&FBOVESPA (stock exchange)	298,318,114	194,819,447
CETIP (over-the-counter)	154,396,924	251,873,527
Overseas (stock exchange) (1)	16,835,168	25,776,762
Overseas (over-the-counter) (1)	9,776,470	17,837,798
Total	479,326,676	490,307,534

(1)    Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On December 31, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$114,069 thousand (R$136,668 thousand in 2015) and “bonds of the Brazilian public debt” in the amount of R$668,115 and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$(16,296) thousand, amounting to a total net credit risk value of negative R$765,888 thousand (R$136,668 thousand in 2015), with an effect on the calculation of required shareholders’ equity of negative R$11,977 thousand (R$15,033 thousand in 2015). The contracts related to credit derivatives transactions described above are due in 2021. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(1,067) thousand (R$42 thousand in 2015). There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

On December 31, 2016, Bradesco used cash flow hedges to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts, amounting to R$21,502,218 thousand (R$28,251,095 thousand in 2015), having as object of hedge the securities backed in DI, to the sum of R$21,476,571 thousand (R$25,541,835 thousand in 2015), making the cash flow fixed in advance. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$43,190 thousand (R$73,843 thousand in 2015), net of tax effects was R$25,914 thousand (R$44,306 thousand in 2015). The non-effective fair value recognized in profit or loss was of R$(9,815) thousand. On December 31, 2015, Bradesco constituted hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, being traded DI Future contracts on BM&FBOVESPA totaling R$20,038,119 thousand, having as object of hedge captures linked to DI, totaling R$20,334,375 thousand, converting to fixed cash flows. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$4,552 thousand, net of tax effects was R$2,731 thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

140             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

g)      Hedge against market risk

On December 31, 2015, Bradesco had a hedge against market risk using the futures contracts and, later, with cash in foreign currencies which generated R$(1,406,154) thousand, for protection from the effects of the exchange rate variation of the firm commitment, related to the contract for the purchase and sale of shares (Note 35f), which produced an adjustment at fair value of R$(1,761,964) thousand. The effect of these operations resulted in the revenue of R$(355,810) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Years ended December 31 - R$ thousand
	2016	2015
Fixed income securities (1)	21,262,919	18,465,008
Interbank investments (Note 7b)	22,786,659	20,922,416
Equity securities (2)	(215,928)	158,396
Subtotal	43,833,650	39,545,820
Income from insurance, pension plans and capitalization bonds (3)	33,140,993	16,262,707
Income from derivative financial instruments (Note 8d V)	7,019,958	285,892
Total	83,994,601	56,094,419

(1)  During the year ended December 31, 2016, it includes the losses through impairment to the sum of R$1,236,307 thousand;

(2)  During the years ended December 31, 2016 and 2015, it includes the losses through impairment to the sum of R$108,294 thousand (R$135,850 thousand in 2015); and

(3)  During the years ended December 31, 2016 and 2015, it includes the losses through impairment to the sum of R$27,887 thousand (R$288,672 thousand in 2015).

Bradesco     141

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Notes to the Consolidated Financial Statements

9)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2016	2015
Compulsory deposit – demand deposits	not remunerated	7,266,416	3,889,953
Compulsory deposit – savings deposits	savings index	19,164,904	19,406,668
Compulsory deposit – time deposits	Selic rate	16,798,087	16,399,981
Additional compulsory deposit – savings deposits	Selic rate	5,245,387	5,023,233
Additional compulsory deposit – time deposits	Selic rate	9,561,737	10,072,059
Reserve requirement – SFH	TR + interest rate	792,642	686,217
Total		58,829,173	55,478,111

b)       Revenue from reserve requirement

	Years ended December 31 - R$ thousand
	2016	2015
Reserve requirement – Bacen (Compulsory deposit)	5,667,516	4,587,412
Reserve requirement – SFH	50,043	16,583
Total	5,717,559	4,603,995

142             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)      By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (A)	% (5)	Total in 2015 (A)	% (5)
Discounted trade receivables and loans (1)	22,117,812	12,452,893	11,195,109	20,533,403	23,484,220	66,848,743	156,632,180	36.0	158,615,965	38.4
Financing	4,400,160	4,253,848	3,907,304	11,747,259	17,374,933	89,763,189	131,446,693	30.2	124,867,966	30.3
Agricultural and agribusiness loans	559,902	689,399	683,149	2,333,820	7,646,902	8,945,196	20,858,368	4.8	20,263,922	4.9
Subtotal	27,077,874	17,396,140	15,785,562	34,614,482	48,506,055	165,557,128	308,937,241	71.0	303,747,853	73.6
Leasing	150,254	145,700	122,509	347,187	543,625	1,247,899	2,557,174	0.6	2,821,669	0.7
Advances on foreign exchange contracts (2)	967,490	1,952,177	1,781,249	2,569,210	1,833,864	-	9,103,990	2.1	7,631,999	1.9
Subtotal	28,195,618	19,494,017	17,689,320	37,530,879	50,883,544	166,805,027	320,598,405	73.7	314,201,521	76.2
Other receivables (3)	12,000,401	7,722,194	2,674,764	5,300,863	4,473,881	1,453,159	33,625,262	7.7	25,225,463	6.1
Total loans	40,196,019	27,216,211	20,364,084	42,831,742	55,357,425	168,258,186	354,223,667	81.4	339,426,984	82.3
Sureties and guarantees (4)	4,331,635	1,665,670	1,180,338	5,947,167	15,753,938	50,069,053	78,947,801	18.1	69,882,893	17.0
Loan assignment - real estate receivables certificate	42,003	42,000	41,998	120,872	180,390	606,485	1,033,748	0.2	1,159,747	0.3
Acquisition of credit card receivables	391,601	159,946	76,165	104,462	43,677	-	775,851	0.2	1,292,981	0.3
Loans available for import (4)	75,508	39,131	73,046	92,911	39,940	8,479	329,015	0.1	245,751	0.1
Confirmed exports loans (4)	4,158	6,562	1,957	33,572	20,000	-	66,249	-	40,092	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	81,653	81,653	-	91,234	-
Total in 2016	45,040,924	29,129,520	21,737,588	49,130,726	71,395,370	219,023,856	435,457,984	100.0
Total in 2015	41,227,767	28,644,236	18,834,662	44,695,154	63,115,075	215,622,788			412,139,682	100.0

Bradesco     143

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2016 (B)	% (5)	Total in 2015 (B)	% (5)
Discounted trade receivables and loans (1)	1,672,172	1,758,119	1,382,318	3,516,699	5,312,276	13,641,584	77.5	10,156,868	87.8
Financing	453,890	252,132	181,015	454,530	313,661	1,655,228	9.4	880,932	7.6
Agricultural and agribusiness loans	49,508	87,949	125,903	150,550	72,099	486,009	2.8	275,059	2.4
Subtotal	2,175,570	2,098,200	1,689,236	4,121,779	5,698,036	15,782,821	89.7	11,312,859	97.8
Leasing	12,158	10,380	7,737	15,054	10,047	55,376	0.3	56,188	0.5
Advances on foreign exchange contracts (2)	10,356	50,944	47,428	13,115	-	121,843	0.7	14,768	0.1
Subtotal	2,198,084	2,159,524	1,744,401	4,149,948	5,708,083	15,960,040	90.7	11,383,815	98.4
Other receivables (3)	1,118,926	36,377	33,112	220,308	229,258	1,637,981	9.3	186,014	1.6
Total in 2016	3,317,010	2,195,901	1,777,513	4,370,256	5,937,341	17,598,021	100.0
Total in 2015	1,904,667	1,542,068	1,268,818	3,087,458	3,766,818			11,569,829	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (C)	% (5)	Total in 2015 (C)	% (5)
Discounted trade receivables and loans (1)	920,191	798,500	666,293	1,647,896	2,554,261	6,348,564	12,935,705	65.4	10,021,722	64.3
Financing	283,015	261,438	237,406	694,800	1,046,003	3,752,642	6,275,304	31.8	5,036,749	32.3
Agricultural and agribusiness loans	810	1,720	2,239	13,709	76,243	231,888	326,609	1.7	304,851	2.0
Subtotal	1,204,016	1,061,658	905,938	2,356,405	3,676,507	10,333,094	19,537,618	98.9	15,363,322	98.6
Leasing	11,115	11,491	9,569	26,170	40,295	72,166	170,806	0.9	194,920	1.3
Subtotal	1,215,131	1,073,149	915,507	2,382,575	3,716,802	10,405,260	19,708,424	99.8	15,558,242	99.9
Other receivables (3)	4,381	3,841	3,269	7,906	9,302	12,780	41,479	0.2	12,371	0.1
Total in 2016	1,219,512	1,076,990	918,776	2,390,481	3,726,104	10,418,040	19,749,903	100.0
Total in 2015	1,016,136	845,915	795,048	1,931,685	3,096,455	7,885,374			15,570,613	100.0

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Total
	Total in 2016 (A+B+C)	% (5)	Total in 2015 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	183,209,469	38.6	178,794,555	40.7
Financing	139,377,225	29.5	130,785,647	29.8
Agricultural and agribusiness loans	21,670,986	4.6	20,843,832	4.7
Subtotal	344,257,680	72.7	330,424,034	75.2
Leasing	2,783,356	0.6	3,072,777	0.7
Advances on foreign exchange contracts (2) (Note 11a)	9,225,833	2.0	7,646,767	1.7
Subtotal	356,266,869	75.3	341,143,578	77.6
Other receivables (3)	35,304,722	7.5	25,423,848	5.8
Total loans	391,571,591	82.8	366,567,426	83.4
Sureties and guarantees (4)	78,947,801	16.7	69,882,893	15.9
Loan assignment – real estate receivables certificate	1,033,748	0.2	1,159,747	0.3
Acquisition of credit card receivables	775,851	0.2	1,292,981	0.3
Loans available for import (4)	329,015	0.1	245,751	0.1
Confirmed exports loans (4)	66,249	-	40,092	-
Co-obligation from assignment of rural loan (4)	81,653	-	91,234	-
Total in 2016	472,805,908	100.0
Total in 2015			439,280,124	100.0

(1)  Including credit card loans and advances on credit card receivables of R$17,346,771 thousand (R$16,706,143 thousand in 2015);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$25,523,747 thousand (R$20,706,029 thousand in 2015);

(4)  Recognized in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Discounted trade receivables and loans	33,117,864	77,588,073	11,898,656	23,611,553	8,803,562	4,607,127	3,091,126	2,549,443	17,942,065	183,209,469	46.8	178,794,555	48.8
Financing	83,451,539	21,430,251	19,625,099	6,780,829	3,120,351	1,191,939	477,488	369,218	2,930,511	139,377,225	35.6	130,785,647	35.7
Agricultural and agribusiness loans	5,604,641	4,857,598	7,730,504	2,078,275	753,810	263,823	68,451	81,815	232,069	21,670,986	5.5	20,843,832	5.7
Subtotal	122,174,044	103,875,922	39,254,259	32,470,657	12,677,723	6,062,889	3,637,065	3,000,476	21,104,645	344,257,680	87.9	330,424,034	90.2
Leasing	337,586	444,775	1,700,257	51,298	52,951	30,701	17,595	22,141	126,052	2,783,356	0.7	3,072,777	0.8
Advances on foreign exchange contracts (2)	2,448,149	3,033,800	2,051,733	1,409,647	132,081	45,167	36,148	9,180	59,928	9,225,833	2.4	7,646,767	2.1
Subtotal	124,959,779	107,354,497	43,006,249	33,931,602	12,862,755	6,138,757	3,690,808	3,031,797	21,290,625	356,266,869	91.0	341,143,578	93.1
Other receivables	4,110,126	20,930,144	3,142,960	4,249,207	295,470	98,545	61,082	59,998	2,357,190	35,304,722	9.0	25,423,848	6.9
Total in 2016	129,069,905	128,284,641	46,149,209	38,180,809	13,158,225	6,237,302	3,751,890	3,091,795	23,647,815	391,571,591	100.0
%	32.9	32.8	11.8	9.7	3.4	1.6	1.0	0.8	6.0	100.0
Total in 2015	75,718,718	147,400,089	65,215,037	43,933,865	10,012,021	3,781,664	3,433,779	2,080,620	14,991,633			366,567,426	100.0
%	20.7	40.2	17.8	12.0	2.7	1.0	0.9	0.6	4.1			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 11a.

146             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

c) Maturity ranges and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	-	-	1,263,399	3,624,603	3,314,283	1,909,876	1,414,860	1,210,853	7,012,029	19,749,903	100.0	15,570,613	100.0
1 to 30	-	-	155,608	239,219	157,366	101,170	77,550	72,240	416,359	1,219,512	6.2	1,016,136	6.5
31 to 60	-	-	109,183	188,406	144,211	92,166	74,126	69,447	399,451	1,076,990	5.5	845,915	5.4
61 to 90	-	-	92,455	150,753	126,736	80,949	65,152	59,492	343,239	918,776	4.7	795,048	5.1
91 to 180	-	-	195,054	379,843	341,149	220,775	173,242	159,361	921,057	2,390,481	12.1	1,931,685	12.4
181 to 360	-	-	242,297	627,202	548,591	364,466	279,119	250,585	1,413,844	3,726,104	18.9	3,096,455	19.9
More than 360	-	-	468,802	2,039,180	1,996,230	1,050,350	745,671	599,728	3,518,079	10,418,040	52.6	7,885,374	50.7
Past-due installments (2)	-	-	427,305	1,257,972	1,346,921	1,354,824	1,185,552	1,359,235	10,666,212	17,598,021	100.0	11,569,829	100.0
1 to 14	-	-	5,505	88,200	102,121	219,644	33,159	24,955	339,397	812,981	4.6	756,942	6.5
15 to 30	-	-	413,326	320,794	151,101	89,932	53,595	44,421	1,430,860	2,504,029	14.2	1,147,725	9.9
31 to 60	-	-	8,474	805,665	337,660	177,050	107,436	237,680	521,936	2,195,901	12.5	1,542,068	13.3
61 to 90	-	-	-	37,176	723,007	206,314	220,994	104,667	485,355	1,777,513	10.1	1,268,818	11.0
91 to 180	-	-	-	6,137	33,032	648,686	747,656	925,869	2,008,876	4,370,256	24.8	3,087,458	26.7
181 to 360	-	-	-	-	-	13,198	22,712	21,643	5,666,957	5,724,510	32.6	3,671,151	31.8
More than 360	-	-	-	-	-	-	-	-	212,831	212,831	1.2	95,667	0.8
Subtotal	-	-	1,690,704	4,882,575	4,661,204	3,264,700	2,600,412	2,570,088	17,678,241	37,347,924		27,140,442
Specific provision	-	-	16,907	146,477	466,120	979,410	1,300,206	1,799,062	17,678,241	22,386,423		14,196,821

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	129,069,905	128,284,641	44,458,505	33,298,234	8,497,021	2,972,602	1,151,478	521,707	5,969,574	354,223,667	100.0	339,426,984	100.0
1 to 30	8,203,054	19,287,942	3,765,313	6,317,054	1,074,814	236,517	115,670	84,804	1,110,851	40,196,019	11.3	36,784,258	10.8
31 to 60	6,132,399	12,813,926	3,051,071	3,989,557	471,706	171,645	99,616	38,899	447,392	27,216,211	7.7	26,834,404	7.9
61 to 90	6,873,258	7,862,674	1,878,330	2,625,804	464,678	135,687	48,250	30,424	444,979	20,364,084	5.7	17,933,002	5.3
91 to 180	13,719,791	16,724,120	5,795,228	4,863,215	617,040	370,003	90,126	74,371	577,848	42,831,742	12.1	40,727,822	12.0
181 to 360	18,284,626	21,857,183	7,404,915	5,396,954	819,206	481,945	228,954	85,531	798,111	55,357,425	15.6	51,131,054	15.1
More than 360	75,856,777	49,738,796	22,563,648	10,105,650	5,049,577	1,576,805	568,862	207,678	2,590,393	168,258,186	47.6	166,016,444	48.9
Generic provision	-	641,555	444,585	998,947	850,204	891,781	575,739	365,195	5,969,574	10,737,580		8,811,051
Total in 2016 (2)	129,069,905	128,284,641	46,149,209	38,180,809	13,158,225	6,237,302	3,751,890	3,091,795	23,647,815	391,571,591
Existing provision	-	833,582	1,001,045	2,436,724	3,924,930	3,075,705	2,617,992	3,076,561	23,647,815	40,614,354
Minimum required provision	-	641,555	461,492	1,145,424	1,316,324	1,871,191	1,875,945	2,164,257	23,647,815	33,124,003
Excess provision (3)	-	192,027	539,553	1,291,300	2,608,606	1,204,514	742,047	912,304	-	7,490,351
Total in 2015 (2)	75,718,718	147,400,089	65,215,037	43,933,865	10,012,021	3,781,664	3,433,779	2,080,620	14,991,633			366,567,426
Existing provision	-	842,256	746,626	3,994,052	2,557,018	1,850,771	2,364,740	2,069,504	14,991,633			29,416,600
Minimum required provision	-	737,049	652,150	1,318,016	1,001,202	1,134,499	1,716,890	1,456,433	14,991,633			23,007,872
Excess provision (3)	-	105,207	94,476	2,676,036	1,555,816	716,272	647,850	613,071	-			6,408,728

(1)  Percentage of maturities by type of installment;

(2)  The total includes performing loans of R$354,223,667 thousand (R$339,426,984 thousand in 2015) and non-performing loans of R$37,347,924 thousand (R$27,140,442 thousand in 2015); and

(3)  On December 31, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for the excess provision, and totals R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially,  to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017, and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Note 20b).

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Notes to the Consolidated Financial Statements

d)  Concentration of loans

	On December 31 - R$ thousand
	2016	% (1)	2015	% (1)
Largest borrower	8,813,581	2.3	10,241,594	2.8
10 largest borrowers	33,142,835	8.5	33,934,087	9.2
20 largest borrowers	49,304,501	12.6	49,215,450	13.4
50 largest borrowers	72,750,721	18.6	72,260,779	19.7
100 largest borrowers	90,181,624	23.0	88,061,715	24.0

(1)  Percentage on total portfolio (as defined by Bacen).

e) By economic sector

	On December 31 - R$ thousand
	2016	%	2015	%
Public sector	8,813,581	2.3	10,250,375	2.8
Federal government	8,813,581	2.3	10,241,594	2.8
Petrochemical	8,813,581	2.3	10,241,594	2.8
State government	-	-	8,781	-
Production and distribution of electricity	-	-	8,781	-
Private sector	382,758,010	97.7	356,317,051	97.2
Manufacturing	68,659,155	17.6	65,158,128	17.6
Food products and beverages	16,616,458	4.2	13,663,410	3.7
Steel, metallurgy and mechanics	12,037,852	3.1	11,036,550	3.0
Light and heavy vehicles	9,661,882	2.5	8,690,405	2.4
Pulp and paper	5,307,358	1.4	4,532,249	1.2
Chemical	3,729,962	1.0	5,623,541	1.5
Textiles and apparel	2,702,434	0.7	2,905,258	0.8
Automotive parts and accessories	2,653,298	0.7	2,135,485	0.6
Rubber and plastic articles	2,628,035	0.7	2,820,736	0.8
Non-metallic materials	2,539,204	0.6	1,948,504	0.5
Furniture and wood products	2,031,428	0.5	2,118,945	0.6
Extraction of metallic and non-metallic ores	1,639,453	0.4	2,390,913	0.6
Oil refining and production of alcohol	1,351,070	0.3	1,492,215	0.4
Electric and electronic products	1,261,017	0.3	1,313,480	0.4
Leather articles	1,054,014	0.3	903,781	0.2
Publishing, printing and reproduction	633,217	0.2	552,354	0.1
Other industries	2,812,473	0.7	3,030,302	0.8
Commerce	43,094,790	11.0	41,167,863	11.3
Merchandise in specialty stores	7,239,485	1.8	7,562,731	2.1
Non-specialized retailer	7,161,921	1.8	6,359,532	1.7
Food products, beverages and tobacco	5,296,989	1.4	4,874,823	1.3
Waste and scrap	4,101,903	1.0	3,387,141	0.9
Clothing and footwear	2,689,705	0.7	3,006,953	0.8
Agricultural products	2,620,565	0.7	2,066,407	0.6
Automobile	2,580,276	0.7	2,830,651	0.8
Motor vehicle repairs, parts and accessories	2,541,537	0.6	2,832,412	0.8
Grooming and household articles	2,280,972	0.6	1,877,115	0.5
Fuel	1,681,438	0.4	1,846,528	0.5

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2016	%	2015	%
Wholesale of goods in general	1,152,768	0.3	1,029,359	0.3
Trading intermediary	809,701	0.2	1,026,999	0.3
Other commerce	2,937,530	0.8	2,467,212	0.7
Financial intermediaries	2,241,631	0.6	4,252,849	1.2
Services	93,998,987	23.9	96,469,294	26.3
Civil construction	23,608,035	6.0	23,347,260	6.4
Transportation and storage	16,244,912	4.1	17,471,591	4.8
Real estate activities, rentals and corporate services	15,607,480	4.0	12,335,436	3.4
Holding companies, legal, accounting and business advisory services	8,764,597	2.2	7,165,977	1.9
Production and distribution of electric power, gas and water	5,244,520	1.3	4,722,345	1.3
Clubs, leisure, cultural and sport activities	5,034,333	1.3	5,675,333	1.5
Social services, education, health, defense and social security	3,655,042	0.9	3,118,796	0.8
Hotels and catering	2,967,894	0.8	2,867,336	0.8
Telecommunications	330,596	0.1	440,342	0.1
Other services	12,541,578	3.2	19,324,878	5.3
Agriculture, cattle raising, fishing, forestry and timber industry	4,337,781	1.1	3,155,975	0.9
Individuals	170,425,666	43.5	146,112,942	39.9
Total	391,571,591	100.0	366,567,426	100.0

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Notes to the Consolidated Financial Statements

f) Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2016 YTD (2)	% 2015 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	129,069,905	129,069,905	32.9	32.9	20.7
A	-	-	-	128,284,641	128,284,641	32.8	65.7	60.9
B	427,305	1,263,399	1,690,704	44,458,505	46,149,209	11.8	77.5	78.7
C	1,257,972	3,624,603	4,882,575	33,298,234	38,180,809	9.7	87.2	90.7
Subtotal	1,685,277	4,888,002	6,573,279	335,111,285	341,684,564	87.2
D	1,346,921	3,314,283	4,661,204	8,497,021	13,158,225	3.4	90.6	93.4
E	1,354,824	1,909,876	3,264,700	2,972,602	6,237,302	1.6	92.2	94.4
F	1,185,552	1,414,860	2,600,412	1,151,478	3,751,890	1.0	93.2	95.3
G	1,359,235	1,210,853	2,570,088	521,707	3,091,795	0.8	94.0	95.9
H	10,666,212	7,012,029	17,678,241	5,969,574	23,647,815	6.0	100.0	100.0
Subtotal	15,912,744	14,861,901	30,774,645	19,112,382	49,887,027	12.8
Total in 2016	17,598,021	19,749,903	37,347,924	354,223,667	391,571,591	100.0
%	4.5	5.0	9.5	90.5	100.0
Total in 2015	11,569,829	15,570,613	27,140,442	339,426,984	366,567,426	100.0
%	3.1	4.3	7.4	92.6	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2016 YTD (1)	% 2015 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	641,555	641,555	192,027	833,582	0.6	0.6
B	1.0	4,273	12,634	16,907	444,585	461,492	539,553	1,001,045	2.2	1.1
C	3.0	37,739	108,738	146,477	998,947	1,145,424	1,291,300	2,436,724	6.4	9.1
Subtotal		42,012	121,372	163,384	2,085,087	2,248,471	2,022,880	4,271,351	1.3	1.7
D	10.0	134,692	331,428	466,120	850,204	1,316,324	2,608,606	3,924,930	29.8	25.5
E	30.0	406,447	572,963	979,410	891,781	1,871,191	1,204,514	3,075,705	49.3	48.9
F	50.0	592,776	707,430	1,300,206	575,739	1,875,945	742,047	2,617,992	69.8	68.9
G	70.0	951,465	847,597	1,799,062	365,195	2,164,257	912,304	3,076,561	99.5	99.5
H	100.0	10,666,212	7,012,029	17,678,241	5,969,574	23,647,815	-	23,647,815	100.0	100.0
Subtotal		12,751,592	9,471,447	22,223,039	8,652,493	30,875,532	5,467,471	36,343,003	72.9	69.5
Total in 2016		12,793,604	9,592,819	22,386,423	10,737,580	33,124,003	7,490,351	40,614,354	10.4
%		31.5	23.6	55.1	26.5	81.6	18.4	100.0
Total in 2015		7,473,380	6,723,441	14,196,821	8,811,051	23,007,872	6,408,728	29,416,600		8.0
%		25.4	22.9	48.3	29.9	78.2	21.8	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On December 31, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially, to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017; and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Note 20b).

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Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	Years ended December 31 - R$ thousand
	2016	2015
Opening balance	29,416,600	23,068,867
- Specific provision (1)	14,196,821	11,931,414
- Generic provision (2)	8,811,051	7,131,452
- Excess provision (3) (4)	6,408,728	4,006,001
Additions (Note 10h-1)	26,533,170	20,884,079
Net write-offs/other	(22,608,729)	(14,536,346)
Balance originating from an acquired institution (5)	7,273,313	-
Closing balance	40,614,354	29,416,600
- Specific provision (1)	22,386,423	14,196,821
- Generic provision (2)	10,737,580	8,811,051
- Excess provision (3) (4)	7,490,351	6,408,728

(1)  For contracts with installments past due for more than 14 days;

(2)  Recognized based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 10f;

(4)  On December 31, 2016, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially, to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017; and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Note 20b): and

(5)  Represented by HSBC Brasil (Note 35f).

h) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Years ended December 31 - R$ thousand
	2016	2015
Amount recognized (1)	26,533,170	20,884,079
Amount recovered (2) (3)	(5,507,507)	(4,144,879)
Allowance for Loan Losses expense net of amounts recovered	21,025,663	16,739,200

(1)  During the year ended December 31, 2016, includes amount recognized of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “surplus” provision, totaling R$2,366,806 thousand of which (i) R$604,623 thousand refer, initially,  to the specific portion, in accordance with Resolution No. 4,512/16; and (ii) R$1,762,183 thousand refer to a surplus portion (R$272,588 thousand in 2015) (Note 29);

(2)  Classified in income from loans (Note 10j); and

(3)  As of December 2016, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$2,082,410 thousand, with effect on income in the amount of R$41,648 thousand.

i) Changes in the renegotiated portfolio

	On December 31 - R$ thousand
	2016	2015
Opening balance	12,728,723	10,775,621
Amount renegotiated	18,777,814	13,128,229
Amount received	(8,997,802)	(7,256,465)
Write-offs	(5,007,312)	(3,918,662)
Closing balance	17,501,423	12,728,723
Allowance for loan losses	11,975,490	8,430,828
Percentage on renegotiated portfolio	68.4%	66.2%

Bradesco     153

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Notes to the Consolidated Financial Statements

j) Income from loans and leasing

	Years ended December 31 - R$ thousand
	2016	2015
Discounted trade receivables and loans	50,882,174	46,036,032
Financing	17,106,534	15,252,597
Agricultural and agribusiness loans	1,849,249	1,611,727
Subtotal	69,837,957	62,900,356
Recovery of credits charged-off as losses	5,507,507	4,144,879
Subtotal	75,345,464	67,045,235
Leasing, net of expenses	379,628	505,182
Total	75,725,092	67,550,417

11)    OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2016	2015
Assets – other receivables
Exchange purchases pending settlement	11,356,891	11,064,254
Exchange sale receivables	6,273,733	3,358,519
(-) Advances in domestic currency received	(174,803)	(161,992)
Income receivable on advances granted	165,089	108,718
Total	17,620,910	14,369,499
Liabilities – other liabilities
Exchange sales pending settlement	6,132,249	3,401,184
Exchange purchase payables	11,836,211	9,855,141
(-) Advances on foreign exchange contracts	(9,225,833)	(7,646,767)
Other	6,831	7,512
Total	8,749,458	5,617,070
Net foreign exchange portfolio	8,871,452	8,752,429
Off-balance-sheet accounts:
- Loans available for import	329,015	245,751
- Confirmed exports loans	66,249	40,092

154             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Years ended December 31 - R$ thousand
	2016	2015
Foreign exchange income	(2,996,375)	5,334,154
Adjustments:
- Income on foreign currency financing (1)	185,027	370,318
- Income on export financing (1)	2,401,110	1,794,425
- Income on foreign investments (2)	18,790	59,908
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(152,497)	(2,349,502)
- Funding expenses (4)	(1,772,847)	(1,179,402)
- Other (5)	4,342,460	(2,891,631)
Total adjustments	5,022,043	(4,195,884)
Adjusted foreign exchange income	2,025,668	1,138,270

(1)   Recognized in “Income from loans”;

(2)   Recognized in “Income from operations with securities”;

(3)   Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;

(4)   Refers to funding expenses of investments in foreign exchange; and

(5)   Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On December 31 - R$ thousand
	2016	2015
Deferred tax assets (Note 34c)	50,955,601	49,428,379
Credit card operations	26,299,598	21,999,010
Debtors for escrow deposits	16,372,044	12,484,122
Trade and credit receivables (1)	9,156,328	5,084,525
Prepaid taxes	7,739,326	6,816,204
Other debtors	3,110,113	2,244,564
Payments to be reimbursed	594,231	708,240
Receivables from sale of assets	119,688	105,499
Other	554,656	306,143
Total	114,901,585	99,176,686

(1)   Primarily includes receivables from the acquisition of loans and advances on receivables.

Bradesco     155

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)     Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2016	2015
Real estate	1,549,924	(287,798)	1,262,126	933,421
Vehicles and similar	663,083	(354,726)	308,357	303,057
Goods subject to special conditions	581,141	(581,141)	-	-
Inventories/warehouse	32,491	-	32,491	54,253
Machinery and equipment	20,156	(14,627)	5,529	6,117
Other	21,343	(18,389)	2,954	4,511
Total in 2016	2,868,138	(1,256,681)	1,611,457
Total in 2015	2,172,491	(871,132)		1,301,359

b)    Prepaid expenses

	On December 31 - R$ thousand
	2016	2015
Deferred insurance acquisition costs (1)	1,828,567	2,056,705
Commission on the placement of loans and financing (2)	590,524	823,017
Advertising and marketing expenses (3)	54,898	196,889
Other (4)	1,191,141	1,109,675
Total	3,665,130	4,186,286

(1)    Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)    Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)    Prepaid expenses of future advertising and marketing campaigns on media; and

(4)    It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

13)    INVESTMENTS

a)      Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On December 31 - R$ thousand
	2016	2015
- Cielo S.A.	3,899,567	3,125,438
- Elo Participações S.A. (1)	920,724	759,220
- IRB-Brasil Resseguros S.A.	662,461	658,949
- Fleury S.A.	651,906	512,642
- Fidelity Processadora e Serviços S.A. (2)	-	254,786
- Aquarius Participações S.A. (2)	263,632	-
- Haitong Banco de Investimento do Brasil S.A.	127,922	130,248
- Others (3)	362,841	243,299
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	6,889,053	5,684,582
- Tax incentives	234,194	234,717
- Other investments	169,377	155,840
Provision for:
- Tax incentives	(207,411)	(207,733)
- Other investments	(46,819)	(43,151)
Total investments	7,038,394	5,824,255

(1)    A jointly-owned, parent company of Cia. Brasileira de Soluções e Serviços - Alelo, which acquired, through its subsidiaries, 100% of Banco CBSS S.A., whereby the only portion corresponding to the divestiture of third party shares is recognized as the income for the period, in the amount of R$162,665 thousand;

(2)    In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.; and

(3)    In 2016, impairment losses were recognized in associates and joint control companies, in the amount of R$37,122 thousand, on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.

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Notes to the Consolidated Financial Statements

b)      The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond in 2016 to R$1,665,170 thousand (R$1,485,880 thousand in 2015).

Companies	Years ended December 31 - R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			ON	PN			2016	2015
- Elo Participações S.A. (2)	800,227	1,837,772	372	-	50,01%	394,325	197,557	242,173
- IRB-Brasil Resseguros S.A. (3)	1,453,080	3,229,942	63,727	-	20,51%	646,845	132,668	138,166
- Aquarius Participações S.A. (4)	518,592	538,024	254,110	-	49,00%	150,285	73,640	-
- Haitong Banco de Investimento do Brasil S.A.	420,000	639,610	12,734	12,734	20,00%	7,980	1,596	(5,376)
- Fidelity Processadora e Serviços S.A. (4)	-	-	-	-	-	-	-	68,312
- Integritas Participações S.A. (5)	-	-	-	-	-	-	-	4,852
- Others (6)	-	-	-	-	-	-	1,259,709	1,037,753
Equity in the earnings (losses) of unconsolidated and jointly controlled companies							1,665,170	1,485,880

(1)    The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2)    Investment in jointly controlled companies;

(3)    Based on financial information from the previous month;

(4)    In January 2016, Aquarius Participações S.A. was capitalized by with the contribution of the investment of Fidelity Processadora e Serviços S.A.;

(5)    Company incorporated by Bradseg Participações S.A. in October 2015; and

(6)    Includes, primarily, the adjustments resulting from the assessment by the equity equivalence method in public company (Cielo S.A. and Fleury S.A.).

Bradesco     157

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT

	On December 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2016	2015
Property and equipment:
- Buildings	4%	1,763,962	(567,194)	1,196,768	574,019
- Land	-	855,214	-	855,214	448,020
Facilities, furniture and premises and equipment	10%	5,026,615	(2,297,445)	2,729,170	2,338,658
Security and communication systems (1)	10%	325,835	(192,865)	132,970	79,628
Data processing systems (1)	20 to 40%	6,733,742	(4,115,106)	2,618,636	1,535,619
Transportation systems (1)	20%	86,639	(40,034)	46,605	70,236
Fixed Assets in course	-	143,275	-	143,275	449,672
Total in 2016		14,935,282	(7,212,644)	7,722,638
Total in 2015		12,251,010	(6,755,158)		5,495,852

(1)  In 2016, impairment losses were recognized in the statement of financial position items “Data processing systems” and “Transportation systems”, in the amount of R$32,977 thousand (R$18,186 thousand in 2015, basically, in the statement of financial position item “Security and communications systems”).

The fixed assets to shareholders’ equity ratio is 44.7% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

15)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$11,585,810 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,740,315 thousand recognized in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and of jointly controlled companies (Cielo/Fleury), which will be amortized as realized; and (ii) R$9,845,495 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

During the year ended December 31, 2016, goodwill was amortized totaling R$897,494 thousand (R$130,116 thousand in 2015) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2016	2015
Acquisition of financial services rights	Contract	5,926,581	(3,423,124)	2,503,457	2,260,033
Software (2)	20%	10,374,075	(6,428,831)	3,945,244	3,639,824
Goodwill (3)	Up to 20%	11,500,134	(1,654,639)	9,845,495	1,095,877
Other	Contract	762,294	(717,705)	44,589	76,788
Total in 2016		28,563,084	(12,224,299)	16,338,785
Total in 2015		16,744,768	(9,672,246)		7,072,522

(1)   Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)   Software acquired and/or developed by specialized companies; and

(3)   Mainly composed of goodwill on the acquisition of equity interest in Bradescard - R$650,835 thousand, Odontoprev - R$127,191 thousand, Bradescard Mexico - R$18,183 thousand, Europ Assistance - R$6,604 thousand and Bradesco BBI S.A. - R$129,050 thousand; and Kirton Bank - R$8,881,478 thousand.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	On December 31 - R$ thousand
	Initial balance	Balance originating from an acquired institution (1)	Additions / (reductions) (3)	Amortization for the period	Final balance
Acquisition of financial services rights	2,260,033	264,349	930,190	(951,115)	2,503,457
Software	3,639,824	288,826	1,071,668	(1,055,074)	3,945,244
Goodwill – Future profitability(2)	1,095,877	4,221,787	(2,057)	(552,001)	4,763,606
Goodwill – Based on intangible assets and other reasons (2)	-	3,771,674	-	(289,712)	3,481,962
Goodwill – Difference in fair value of assets/liabilities (2)	-	1,655,708	-	(55,781)	1,599,927
Other	76,788	4,840	129,266	(166,305)	44,589
Total in 2016	7,072,522	10,207,184	2,129,067	(3,069,988)	16,338,785
Total in 2015	7,272,161	-	1,764,558	(1,964,197)	7,072,522

(1) HSBC Brasil (Note 35f);

(2)  It takes into account the effects of the study’s final report on purchase price allocation (“PPA”); and

(3)  Includes, during the year ended December 31, 2016, expenditure by analysis of recoverability of assets – impairment, to the value of R$212,374 thousand (R$207,880 thousand in 2015).

Bradesco     159

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Notes to the Consolidated Financial Statements

16)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
● Demand deposits (1)	33,420,111	-	-	-	33,420,111	23,819,720
● Savings deposits (1)	97,088,828	-	-	-	97,088,828	91,878,816
● Interbank deposits	296,228	225,088	6,399	61,157	588,872	466,448
● Time deposits (2)	7,642,768	15,331,311	9,457,529	70,706,259	103,137,867	79,619,267
Total in 2016	138,447,935	15,556,399	9,463,928	70,767,416	234,235,678
%	59.2	6.6	4.0	30.2	100.0
Total in 2015	132,036,281	11,878,976	9,499,722	42,369,272		195,784,251
%	67.4	6.1	4.9	21.6		100.0

(1)     Classified as 1 to 30 days, not considering average historical turnover; and

(2)     Considers the actual maturities of the respective investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Own portfolio	62,754,546	48,358,567	7,627,058	28,179,776	146,919,947	107,518,218
● Government securities	53,129,616	176,096	82,244	788	53,388,744	24,192,624
● Debentures of own issuance	4,620,862	47,033,339	7,311,631	27,312,488	86,278,320	79,184,074
● Foreign	5,004,068	1,149,132	233,183	866,500	7,252,883	4,141,520
Third-party portfolio (1)	86,117,804	-	-	-	86,117,804	109,877,186
Unrestricted portfolio (1)	8,602,775	338,405	-	-	8,941,180	4,882,372
Total in 2016	157,475,125	48,696,972	7,627,058	28,179,776	241,978,931
%	65.1	20.1	3.2	11.6	100.0
Total in 2015	143,523,573	49,184,857	5,150,829	24,418,517		222,277,776
%	64.6	22.1	2.3	11.0		100.0

(1)     Represented by government securities.

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities – Brazil:
- Financial bills	3,626,966	31,546,653	26,224,822	47,076,765	108,475,206	71,691,563
- Letters of credit for real estate	551,705	10,068,278	8,927,415	7,408,176	26,955,574	20,223,220
- Letters of credit for agribusiness	534,493	2,839,570	4,368,997	1,373,232	9,116,292	7,642,250
Subtotal	4,713,164	44,454,501	39,521,234	55,858,173	144,547,072	99,557,033
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	10,583	460,930	253,162	2,333,455	3,058,130	3,272,230
- MTN Program Issues (1)	2,461,922	145,083	-	178,649	2,785,654	6,221,382
- Issuance costs	-	-	-	(28,666)	(28,666)	(16,440)
Subtotal	2,472,505	606,013	253,162	2,483,438	5,815,118	9,477,172
Structured operations certificates	28,445	154,336	229,368	33,019	445,168	512,343
Total in 2016	7,214,114	45,214,850	40,003,764	58,374,630	150,807,358
%	4.8	30.0	26.5	38.7	100.0
Total in 2015	4,601,838	20,055,363	28,481,507	56,407,840		109,546,548
%	4.2	18.3	26.0	51.5		100.0

(1)   Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

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Notes to the Consolidated Financial Statements

d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Years ended December 31 - R$ thousand
	2016	2015
Savings deposits	6,712,509	6,450,258
Time deposits	8,769,262	9,757,937
Securities sold under agreements to repurchase	26,796,681	23,572,895
Funds from of securities issued	23,064,403	13,030,064
Other funding expenses	528,674	486,384
Subtotal	65,871,529	53,297,538
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	21,395,550	16,038,504
Total	87,267,079	69,336,042

17)    BORROWING AND ON-LENDING

a)  Borrowing

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil - Other Institutions	4,624	-	-	2,831	7,455	15,984
Overseas	3,307,552	9,876,176	6,620,203	2,354,029	22,157,960	32,116,235
Total in 2016	3,312,176	9,876,176	6,620,203	2,356,860	22,165,415
%	14.9	44.6	29.9	10.6	100.0
Total in 2015	4,593,361	10,582,367	9,900,105	7,056,386		32,132,219
%	14.3	32.9	30.8	22.0		100.0

b)  On-lending

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil	994,954	4,619,556	5,597,057	24,819,020	36,030,587	38,203,163
- FINAME	621,598	3,137,758	3,483,826	13,904,590	21,147,772	25,650,393
- BNDES	373,088	1,481,798	1,945,353	10,914,430	14,714,669	12,409,395
- National Treasury	-	-	166,565	-	166,565	133,028
- Other institutions	268	-	1,313	-	1,581	10,347
Overseas	-	-	-	-	-	2,502
Total in 2016	994,954	4,619,556	5,597,057	24,819,020	36,030,587
%	2.8	12.8	15.5	68.9	100.0
Total in 2015	1,008,437	5,767,458	5,271,083	26,158,687		38,205,665
%	2.6	15.1	13.8	68.5		100.0

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Notes to the Consolidated Financial Statements

c)     Borrowing and lending expenses

	Years ended December 31 - R$ thousand
	2016	2015
Borrowing:
- In Brazil	827,124	455,461
- Overseas	(10,999,400)	24,585,669
- Exchange variation from assets and liabilities overseas	5,741,209	(12,897,876)
Subtotal borrowing	(4,431,067)	12,143,254
On-lending in Brazil:
- BNDES	1,032,792	769,167
- FINAME	661,503	825,788
- National Treasury	12,377	7,292
- Other institutions	131	1,461
On-lending overseas:
- Payables to foreign bankers (Note 11a)	152,497	2,349,502
- Other expenses with foreign on-lending	4,470	119
Subtotal on-lending	1,863,770	3,953,329
Total	(2,567,297)	16,096,583

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Bradesco     163

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on  the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$2,320,261 thousand (R$2,115,466 thousand in 2015): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          IRPJ/CSLL on losses of credits – R$1,913,208 thousand (R$1,880,905 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-          Pension Contributions – R$1,385,456 thousand (R$1,080,640 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

164             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

-          INSS Autonomous Brokers – R$901,171 thousand (R$1,794,380 thousand in 2015): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99;

-            INSS – Contribution to SAT – R$374,620 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

-          PIS – R$339,767 thousand (R$325,932 thousand in 2015): The Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

            IV -   Provisions by nature

	On December 31 - R$ thousand
	2016	2015
Labor claims	5,101,732	3,048,442
Civil claims	5,003,440	4,202,950
Subtotal (1)	10,105,172	7,251,392
Provision for tax risks (2)	8,187,238	8,112,925
Total	18,292,410	15,364,317

(1)    Note 20b; and

(2)    Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2016
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Adjustment for inflation	454,045	409,236	705,036
Provisions, net of (reversals and write-offs)	876,816	1,310,333	(1,236,705)
Balance originating from an acquired institution (3)	1,684,370	544,997	703,967
Payments	(961,941)	(1,464,076)	(97,985)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,238

(1)    Mainly include legal liabilities;

(2)    In 2016, there were reversals of a provisions relating to: i) the process of INSS of the self-employed of the Bradesco Saúde subsidiary, in the amount of R$1,081,528 thousand; ii) to the Pis process – EC 17, in the amount of R$242,242 thousand; offset by the provision for social security contributions on transfers to private pension plans, in the amount of R$215,668 thousand; and

(3)    HSBC Brasil (Note 35f).

Bradesco     165

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Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$5,894,504 thousand (R$5,194,055 thousand in 2015); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$3,999,185 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,398,185  thousand (R$1,910,629 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$1,653,942 thousand (R$908,915 thousand in 2015); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,317,238 thousand; f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$760,436 thousand (R$1,200,403 thousand in 2015); and g) IRPJ and CSLL deficiency note, amounting to R$459,962 thousand (R$421,035 thousand in 2015) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

d)  Other matters

                     I.        In May 31, 2016, Bradesco became aware of the indictment of three members of its Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots". On July 28, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. Bradesco is cooperating with the authorities and appropriate regulatory authorities, providing the information requested, in Brazil and abroad.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 21, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support an assessment of the value of the respective risk.

166             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

                    II.        The wholly-owned subsidiaries of Banco Bradesco S.A., BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Bradesco Organization. In the scope of this commitment, managers and officers of the Bradesco Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September 20, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

19)    SUBORDINATED DEBT

	On December 31 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
In Brazil:
Subordinated CDB:
2016 (1)	6	-	-	1,129
2019	10	20,000	56,200	48,919
Financial bills:
2016 (1)	6	-	-	194,398
2017	6	8,630,999	11,075,463	10,479,463
2018	6	8,262,799	9,875,551	9,449,037
2019	6	21,858	33,402	29,859
2017	7	40,100	95,872	84,064
2018	7	141,050	293,357	256,191
2019	7	3,172,835	3,423,463	3,366,282
2020	7	1,700	2,612	2,351
2022 (2)	7	4,305,011	5,050,633	4,393,265
2023 (4)	7	1,359,452	1,522,243	-
2018	8	50,000	112,038	97,531
2019	8	12,735	25,212	22,230
2020	8	28,556	49,498	43,541
2021	8	1,236	1,896	1,710
2023 (2)	8	1,706,846	2,015,625	1,733,383
2024 (4)	8	136,695	143,415	-
2021	9	7,000	11,813	10,214
2024 (2)	9	4,924	5,806	4,977
2025 (4)	9	400,944	417,641	-
2021	10	19,200	37,191	32,823
2022	10	54,143	91,314	81,225
2023	10	688,064	1,011,423	921,434
2025 (2)	10	284,137	342,886	293,445
2026 (4)	10	361,196	392,886	-
2026 (2)	11	3,400	4,001	3,432
2027 (4)	11	47,046	48,566	-
Perpetual (3)	-	5,000,000	5,015,870	5,016,437
CDB pegged to loans:
2016 (1)	1	-	-	1,160
Subtotal in Brazil			41,155,877	36,568,500

Bradesco     167

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
Overseas:
2019	10	1,333,575	2,486,489	2,978,569
2021	11	2,766,650	5,341,661	6,398,386
2022	10	1,886,720	3,644,838	4,364,895
Issuance costs on funding			(17,802)	(27,414)
Subtotal overseas			11,455,186	13,714,436
Total (5)			52,611,063	50,282,936

(1)  Subordinated debt transactions that matured in 2016;

(2)  New issues of financial letters in October, November and December 2015, referring to subordinate debts;

(3)  New issues of financial letters in December 2015, referring to subordinate debts, were recognized under the heading "Eligible Debt Capital Instruments", which in November 2016 were authorized by Bacen to compose the tier I capital;

(4)  New issues of financial letters from January to December 2016, referring to subordinate debts were recognized under the heading "Eligible Debt Capital Instruments"; and

(5)  It includes the amount of R$14,959,571 thousand, referring to subordinate debts recognized in “Eligible Debt Capital Instruments”.

20)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2016	2015
Provision for tax risk (Note 18b IV)	8,187,238	8,112,925
Provision for deferred income tax (Note 34f)	3,277,050	2,840,341
Taxes and contributions on profit payable	2,130,286	2,781,104
Taxes and contributions payable	1,528,980	1,378,280
Total	15,123,554	15,112,650

b)   Sundry

	On December 31 - R$ thousand
	2016	2015
Credit card operations	23,717,936	19,100,529
Civil and labor provisions (Note 18b IV)	10,105,172	7,251,392
Loan assignment obligations	8,761,827	7,519,809
Sundry creditors (1)	7,522,742	5,573,546
Provision for payments	6,997,168	5,610,317
Liabilities for acquisition of assets and rights	1,452,568	1,077,236
Obligations by quotas of investment funds	326,466	120,068
Other (2)	5,849,875	3,213,907
Total	64,733,754	49,466,804

(1)   Includes provision for contingent liabilities, originating from obligations for transfer of credits, totaling R$628,517 thousand (R$558,010 thousand in 2015) (Note 29); and

(2)   On December 31, 2016, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, totaling R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially, to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017; and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Notes 10g and 29).

168             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On December 31 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Current and long-term liabilities
Mathematical reserve for unvested benefits	912,764	854,988	184,594,056	143,706,976	-	-	185,506,820	144,561,964
Mathematical reserve for vested benefits	210,855	187,100	8,989,482	7,747,615	-	-	9,200,337	7,934,715
Mathematical reserve for capitalization bonds	-	-	-	-	6,534,916	6,082,665	6,534,916	6,082,665
Reserve for claims incurred but not reported (IBNR)	2,770,507	2,540,044	1,264,116	1,096,961	-	-	4,034,623	3,637,005
Unearned premium reserve	4,265,157	4,206,016	574,544	362,409	-	-	4,839,701	4,568,425
Complementary reserve for coverage	-	-	899,117	947,576	-	-	899,117	947,576
Reserve for unsettled claims	4,645,467	4,198,342	1,682,146	1,426,709	-	-	6,327,613	5,625,051
Reserve for financial surplus	-	-	554,505	506,504	-	-	554,505	506,504
Reserve for draws and redemptions	-	-	-	-	867,088	720,968	867,088	720,968
Other reserves	2,053,440	1,354,524	2,423,843	1,805,176	100,154	89,850	4,577,437	3,249,550
Total reserves	14,858,190	13,341,014	200,981,809	157,599,926	7,502,158	6,893,483	223,342,157	177,834,423

Bradesco     169

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Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On December 31 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Total technical provisions	14,858,190	13,341,014	200,981,809	157,599,926	7,502,158	6,893,483	223,342,157	177,834,423
(-) Commercialization surcharge – extended warranty	(237,104)	(287,330)	-	-	-	-	(237,104)	(287,330)
(-) Portion corresponding to contracted reinsurance	(947,159)	(934,252)	(41,191)	(32,094)	-	-	(988,350)	(966,346)
(-) Deposits retained at IRB and court deposits	(16)	(2,318)	-	-	-	-	(16)	(2,318)
(-) Receivables	(1,068,329)	(934,747)	-	-	-	-	(1,068,329)	(934,747)
(-) Unearned premium reserve – Health Insurance (3)	(1,182,152)	(1,089,006)	-	-	-	-	(1,182,152)	(1,089,006)
(-) Reserves from DPVAT agreements	(465,567)	(325,149)	-	-	-	-	(465,567)	(325,149)
To be insured	10,957,863	9,768,212	200,940,618	157,567,832	7,502,158	6,893,483	219,400,639	174,229,527

Investment fund quotas (VGBL and PGBL)	-	-	168,337,785	128,864,259	-	-	168,337,785	128,864,259
Investment fund quotas (excluding VGBL and PGBL)	7,164,637	6,077,310	23,273,027	18,159,359	3,473,852	1,001,796	33,911,516	25,238,465
Government securities	5,882,012	5,488,115	14,187,009	13,078,481	4,967,324	6,168,945	25,036,345	24,735,541
Shares	2,325	1,911	1,728,856	1,123,289	-	37,138	1,731,181	1,162,338
Private securities	93,287	106,660	169,440	176,214	43,636	43,319	306,363	326,193
Total technical provision guarantees	13,142,261	11,673,996	207,696,117	161,401,602	8,484,812	7,251,198	229,323,190	180,326,796

(1)  “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;

(2)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and

(3)  Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

170             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Years ended December 31 - R$ thousand
	2016	2015
Written premiums	34,417,607	30,924,255
Pension plan contributions (including VGBL)	31,457,223	28,484,814
Capitalization bond income	5,863,210	5,506,969
Granted coinsurance premiums	(70,862)	(88,612)
Refunded premiums	(470,582)	(215,478)
Net written premiums	71,196,596	64,611,948
Reinsurance premiums	(306,265)	(344,199)
Insurance, pension plan and capitalization bond retained premiums	70,890,331	64,267,749

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2016	2015
Banco Bradesco BBI S.A.	16,436	14,107
Other (1)	432,373	380,971
Total	448,809	395,078

(1)    Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2016 (1)	2015
Common shares	2,776,801,011	2,524,364,555
Preferred shares	2,776,800,721	2,524,364,292
Subtotal	5,553,601,732	5,048,728,847
Treasury (common shares)	(4,575,045)	(3,669,932)
Treasury (preferred shares)	(17,141,588)	(15,583,262)
Total outstanding shares	5,531,885,099	5,029,475,653

(1)   Includes effect of bonus of shares of 10%.

b)   Transactions of share capital involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2015	2,520,694,623	2,508,781,030	5,029,475,653
Increase of capital stock with issuing of shares – bonus of 10% (1)	252,436,456	252,436,429	504,872,885
Increase of shares in treasury – bonus of 10%	(415,913)	(1,558,326)	(1,974,239)
Shares acquired and not canceled	(489,200)	-	(489,200)
Number of outstanding shares as at December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099

(1)   Benefited the shareholders registered in the records of Bradesco on April 15, 2016.

Bradesco     171

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Notes to the Consolidated Financial Statements

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$43,100,000 thousand to R$51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 22, 2016, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2016, to the value of R$1,002,000 thousand, of which R$0.172525087 are per common share and R$0.189777596 per preferred share, whose payment was made on July 18, 2016.

In a meeting of the Board of Directors on September 30, 2016, the proposal of the Board of Executive Officers was approved for payment to shareholders of extraordinary interest on own capital related to the third quarter of 2016, to the value of R$3,317,000 thousand, of which R$0.571123466 was offered per common share and R$0.628235813, per preferred share, whose payment will be made on March 8, 2017.

In a meeting of the Board of Directors on December 21, 2016, the proposal of the Board of Executive Officers was approved for payment to shareholders of complementary interest on own capital related to the fourth quarter of 2016, to the value of R$1,491,000 thousand, of which R$0.256721461 was offered per common share and R$0.282393608, per preferred share, whose payment will be made on March 8, 2017.

Interest on shareholders’ equity for the year ended December 31, 2016 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	15,083,578
(-) Legal reserve	754,179
Adjusted calculation basis	14,329,399
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	6,975,782
Withholding income tax on interest on shareholders’ equity	(1,046,367)
Interest on own capital (net) accumulated in December 2016	5,929,415	41.38
Interest on own capital (net)/dividends accumulated in December 2015	5,266,519	32.25

(1)  Percentage of interest on shareholders’ equity after adjustments.

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Notes to the Consolidated Financial Statements

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/ recognized in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.211702	0.232873	1,068,764	160,315	908,449
Supplementary interest paid on own capital	0.767707	0.844478	4,054,200	608,130	3,446,070
Interim dividends paid	0.172629	0.189892	912,000	-	912,000
Total accrued on December 31, 2015	1.152038	1.267243	6,034,964	768,445	5,266,519

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,165,782	174,867	990,915
Intermediary interest on own capital paid (1)	0.172525	0.189778	1,002,000	150,300	851,700
Extraordinary provisioned interest on own capital (2)	0.571123	0.628236	3,317,000	497,550	2,819,450
Supplementary interest on shareholders’ equity provisioned (2)	0.256721	0.282394	1,491,000	223,650	1,267,350
Total accrued on December 31, 2016	1.207367	1.328106	6,975,782	1,046,367	5,929,415

(2)  Paid on July 18, 2016; and

(3)  To be paid on March 8, 2017.

d)   Treasury shares

A total of 4,575,045 common shares and 17,141,588 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until December 31, 2016, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$29.14 per common share and R$29.00 per preferred share on December 31, 2016.

24)    FEE AND COMMISSION INCOME

	Years ended December 31 - R$ thousand
	2016	2015
Credit card income	6,251,963	5,875,060
Checking account	6,030,640	4,941,947
Loans	2,811,105	2,800,128
Collections	1,777,515	1,573,818
Consortium management	1,278,753	1,040,109
Asset management	1,079,653	1,084,767
Underwriting/ Financial Advisory Services	733,530	540,879
Custody and brokerage services	618,750	546,272
Payments	373,639	382,427
Other	621,859	515,563
Total	21,577,407	19,300,970

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Notes to the Consolidated Financial Statements

25)    PAYROLL AND RELATED BENEFITS

	Years ended December 31 - R$ thousand
	2016	2015
Salaries	8,322,222	6,448,507
Benefits	3,660,775	3,028,181
Social security charges	2,891,467	2,433,394
Employee profit sharing	1,467,868	1,318,839
Provision for labor claims	762,804	964,302
Training	165,940	135,336
Total	17,271,076	14,328,559

26)    OTHER ADMINISTRATIVE EXPENSES

	Years ended December 31 - R$ thousand
	2016	2015
Outsourced services	5,034,120	4,302,276
Depreciation and amortization	2,387,664	2,092,010
Communication	1,653,055	1,427,682
Data processing	1,612,454	1,219,706
Advertising and marketing	1,124,659	966,625
Asset maintenance	1,060,856	925,931
Financial system services	1,047,654	873,664
Rental	1,027,561	887,393
Security and surveillance	736,547	606,292
Transport	719,842	631,082
Water, electricity and gas	384,069	339,266
Supplies	321,509	315,135
Travel	174,772	157,723
Other	1,059,887	896,909
Total	18,344,649	15,641,694

27)    TAX EXPENSES

	Years ended December 31 - R$ thousand
	2016	2015
Contribution for Social Security Financing (COFINS)	4,458,019	3,290,382
Social Integration Program (PIS) contribution	736,351	545,489
Tax on Services (ISSQN)	656,841	565,259
Municipal Real Estate Tax (IPTU) expenses	88,595	72,149
Other	391,845	318,466
Total	6,331,651	4,791,745

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Notes to the Consolidated Financial Statements

28)    OTHER OPERATING INCOME

	Years ended December 31 - R$ thousand
	2016	2015
Other interest income	2,509,127	1,846,560
Reversal of other operating provisions (1)	1,893,425	497,134
Revenues from recovery of charges and expenses	275,503	253,067
Gains on sale of goods	4,005	1,654
Other	1,044,700	948,292
Total	5,726,760	3,546,707

(1)   During the year ended December 31, 2016, it includes (i) the reversal of the provision for tax contingency (Note 18b (v)) and (ii) reversal of provision on the process of INSS of the Self-employed of the Bradesco Saúde subsidiary (Note 18b (v)).

29)    OTHER OPERATING EXPENSES

	Years ended December 31 - R$ thousand
	2016	2015
Other finance costs	5,957,445	4,990,706
Sundry losses	1,852,244	1,771,312
Discount granted	1,537,672	1,379,058
Commissions on loans and financing	1,018,046	1,316,942
Intangible assets amortization	951,115	892,277
Goodwill amortization (Note 15a)	897,494	130,116
Other (1)	4,757,655	2,560,528
Total	16,971,671	13,040,939

(1)   During the years ended December 31, 2016 and 2015, it includes: (i) provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision (Note 10h); and (ii) provision for contingent liabilities, originating from obligations for transfer of credits – FCVS (Note 20b).

30)    NON-OPERATING INCOME (LOSS)

	Years ended December 31 - R$ thousand
	2016	2015
Gain/loss on sale and write-off of assets and investments (1)	(515,053)	(387,252)
Recording/reversal of non-operating provisions (2)	(418,585)	(189,939)
Other	112,543	64,929
Total	(821,095)	(512,262)

(1)   During the year ended December 31, 2016, it includes: (i) the positive result in divestiture of the shares of Banco CBSS S.A (Note 13); and (ii) expenses by analysis of the recoverability of assets – impairment (Notes 13 and 15); and

(2)   Represented mainly by an allowance for losses on non-use assets (BNDU).

Bradesco     175

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Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)    Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On December 31 - R$ thousand
	Controllers (1)		Jointly controlled and investment in associates (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Interbank investments	-	-	483,199	223,874	-	-	483,199	223,874
Securities purchased under agreements to resell	-	-	550,280	-	-	-	550,280	-
Receivable from associated companies	-	-	1,185	2,428	-	-	1,185	2,428
Other assets	-	-	4,943	8,849	-	-	4,943	8,849

Liabilities
Demand deposits/Savings accounts	30	24	5,991	4,220	18,645	12,044	24,666	16,288
Time deposits	1,354,229	114,221	56,937	43,216	67,949	57,385	1,479,115	214,822
Securities sold under repurchase agreements	-	637,903	398,549	970,906	14,759	17,806	413,308	1,626,615
Securities issued	5,755,615	184,368	-	-	808,768	698,594	6,564,383	882,962
Derivative financial instruments	20,681	-	-	-	-	-	20,681	-
Interest on own capital and dividends payable	1,770,149	1,279,382	-	-	-	-	1,770,149	1,279,382
Other liabilities	-	-	13,704	24,811	-	-	13,704	24,811

	Years ended December 31 - R$ thousand
	Controllers (1)		Jointly controlled and investment in associates (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Revenue from financial intermediation	-	-	57,234	27,338	-	-	57,234	27,338
Financial intermediation expenses	(1,109,250)	(78,813)	(99,048)	(27,764)	(108,333)	(88,344)	(1,316,631)	(194,921)
Income from services provided	-	-	360,286	337,070	-	-	360,286	337,070
Expenses in operations with derivatives	(20,681)	-	-	-	-	-	(20,681)	-
Other expenses net of other operating revenues	(2,391)	(2,160)	(224,444)	(246,504)	-	-	(226,835)	(248,664)

(1)    Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2)    Companies listed in Note 2; and

(3)    Members of the Board of Directors and the Board of Executive Officers.

176             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

b)    Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•     The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•     The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization.

For 2016, the maximum amount of R$474,500 thousand was set for Management compensation and R$268,100 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Years ended December 31 - R$ thousand
	2016	2015
Salaries	441,592	309,864
Total	441,592	309,864

Post-employment benefits

	Years ended December 31 - R$ thousand
	2016	2015
Defined contribution supplementary pension plans	251,250	311,670
Total	251,250	311,670

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2016	2015
● Common shares	0.69%	0.61%
● Preferred shares	1.13%	1.06%
● Total shares (1)	0.91%	0.83%

(1)    On December 31, 2016, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.83% of common shares, 1.17% of preferred shares and 2.00% of all shares.

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Notes to the Consolidated Financial Statements

32)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On December 31 - R$ thousand
	2016			2015
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,148,507,298	1,078,748,005	69,759,293	92,852,434
Funds available	14,518,120	12,432,471	2,085,649	8,084,653
Interbank investments	177,635,629	175,233,300	2,402,329	2,367,697
Securities and derivative financial instruments	440,010,105	425,210,658	14,799,447	18,097,363
Interbank and interdepartmental accounts	59,006,812	59,006,812	-	-
Loan and leasing	312,642,352	274,858,513	37,783,839	50,248,336
Other receivables and assets	144,694,280	132,006,251	12,688,029	14,054,385
Permanent assets	31,099,817	31,056,509	43,308	75,249
Investments	7,038,394	7,035,047	3,347	18,031
Premises and equipment and leased assets	7,722,638	7,696,815	25,823	27,864
Intangible assets	16,338,785	16,324,647	14,138	29,354
Total	1,179,607,115	1,109,804,514	69,802,601	92,927,683

Liabilities
Current and long-term liabilities	1,078,238,708	1,002,913,130	75,325,578	95,930,231
Deposits	234,235,678	216,367,179	17,868,499	27,757,219
Securities sold under agreements to repurchase	241,978,931	234,726,047	7,252,884	4,141,520
Funds from issuance of securities	150,807,358	144,992,240	5,815,118	9,477,172
Interbank and interdepartmental accounts	7,089,003	4,050,957	3,038,046	2,502,757
Borrowing and on-lending	58,196,002	35,650,666	22,545,336	32,619,633
Derivative financial instruments	13,435,679	13,111,489	324,190	1,300,208
Technical provision for insurance, pension plans and capitalization bonds	223,342,157	223,341,504	653	946
Other liabilities:
- Subordinated debts	52,611,063	41,155,877	11,455,186	13,714,436
- Other	96,542,837	89,517,171	7,025,666	4,416,340
Deferred income	477,185	477,185	-	-
Non-controlling interests in subsidiaries	448,809	448,809	-	-
Shareholders’ equity	100,442,413	100,442,413	-	-
Total	1,179,607,115	1,104,281,537	75,325,578	95,930,231

Net position of assets and liabilities			(5,522,977)	(3,002,548)
Net position of derivatives (2)			(45,398,980)	(28,479,120)
Other net off-balance-sheet accounts (3)			(371,674)	(449,906)
Net exchange position (liability)			(51,293,631)	(31,931,574)

(1)   Amounts originally recognized and/or indexed mainly in USD;

(2)   Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)   Other commitments recognized in off-balance-sheet accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On December 31 - R$ thousand
	2016	2015
Fixed rates	20,704	16,514
IGPM/IPCA	416	524
Exchange coupon	64	1,117
Foreign currency	224	937
Sovereign/Eurobonds and Treasuries	3,230	6,468
Other	2	31
Correlation/diversification effect	(1,892)	(7,575)
VaR (Value at Risk)	22,748	18,016

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.25 a scenario of R$3.28 was used, while for a 1-year fixed interest rate of 11.54%, a 11.55% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.25 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 11.54%, a 14.42% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.25 a scenario of R$4.87 was used, while for a 1-year fixed interest rate of 11.54%, a 17.30% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On December 31 - R$ thousand
		Trading Portfolio (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,074)	(293,350)	(568,367)	(867)	(321,946)	(627,934)
Price indexes	Exposure subject to variations in price index coupon rates	(26)	(3,723)	(7,174)	(53)	(8,834)	(16,217)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(224)	(437)	(30)	(1,312)	(2,592)
Foreign currency	Exposure subject to exchange rate variations	(106)	(2,649)	(5,297)	(276)	(6,898)	(13,796)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,464)	(11,649)	(24,751)	(530)	(7,281)	(14,747)
Other	Exposure not classified in other definitions	-	(19)	(39)	-	(2)	(3)
Total excluding correlation of risk factors		(2,672)	(311,614)	(606,065)	(1,756)	(346,273)	(675,289)
Total including correlation of risk factors		(2,058)	(295,900)	(574,058)	(1,357)	(333,171)	(649,489)

(1) Amounts net of tax.

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Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

Sensitivity Analysis – Trading and Banking Portfolios

		On December 31 - R$ thousand
		Trading and Banking Portfolios (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(8,994)	(2,466,388)	(4,786,687)	(5,027)	(1,920,630)	(3,739,629)
Price indexes	Exposure subject to variations in price index coupon rates	(9,255)	(1,224,208)	(2,264,187)	(7,930)	(1,395,457)	(2,613,957)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(455)	(49,446)	(93,726)	(581)	(81,873)	(150,673)
Foreign currency	Exposure subject to exchange rate variations	(867)	(21,663)	(43,327)	(5,054)	(132,492)	(264,983)
Equities	Exposure subject to variation in stock prices	(14,817)	(370,420)	(740,841)	(12,054)	(301,354)	(602,707)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,786)	(15,940)	(32,801)	(1,260)	(51,310)	(101,025)
Other	Exposure not classified in other definitions	(1)	(28)	(55)	(454)	(11,353)	(22,706)
Total excluding correlation of risk factors		(36,175)	(4,148,093)	(7,961,624)	(32,360)	(3,894,469)	(7,495,680)
Total including correlation of risk factors		(26,893)	(3,691,157)	(7,090,253)	(17,879)	(3,218,376)	(6,181,241)

(1)  Amounts net of tax.

Bradesco     181

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	639,222,377	92,821,485	61,105,055	355,358,381	-	1,148,507,298
Funds available	14,518,120	-	-	-	-	14,518,120
Interbank investments (1)	172,625,845	2,481,056	1,748,334	780,394	-	177,635,629
Securities and derivative financial instruments (1) (2)	310,106,869	4,602,473	1,447,474	123,853,289	-	440,010,105
Interbank and interdepartmental accounts	58,228,558	-	-	778,254	-	59,006,812
Loan and leasing	28,869,221	68,362,432	49,429,285	165,981,414	-	312,642,352
Other receivables and assets	54,873,764	17,375,524	8,479,962	63,965,030	-	144,694,280
Permanent assets	426,677	2,080,126	2,483,565	18,215,841	7,893,608	31,099,817
Investments	-	-	-	-	7,038,394	7,038,394
Premises and equipment	106,187	530,927	637,112	5,593,198	855,214	7,722,638
Intangible assets	320,490	1,549,199	1,846,453	12,622,643	-	16,338,785
Total in 2016	639,649,054	94,901,611	63,588,620	373,574,222	7,893,608	1,179,607,115
Total in 2015	535,909,486	97,020,248	61,882,653	317,823,248	6,272,276	1,018,907,911

Liabilities
Current and long-term liabilities	579,723,025	135,748,296	79,310,100	283,457,287	-	1,078,238,708
Deposits (3)	138,447,935	15,556,399	9,463,928	70,767,416	-	234,235,678
Securities sold under agreements to repurchase (1)	157,475,125	48,696,972	7,627,058	28,179,776	-	241,978,931
Funds from issuance of securities	7,214,114	45,214,850	40,003,764	58,374,630	-	150,807,358
Interbank and interdepartmental accounts	7,089,003	-	-	-	-	7,089,003
Borrowing and on-lending	4,307,130	14,495,732	12,217,260	27,175,880	-	58,196,002
Derivative financial instruments	12,428,600	534,525	279,662	192,892	-	13,435,679
Technical provisions for insurance, pension plans and capitalization bonds (3)	188,213,731	4,985,634	1,686,836	28,455,956	-	223,342,157
Other liabilities:
- Subordinated debts	426,665	3,904,856	7,068,023	41,211,519	-	52,611,063
- Other	64,120,722	2,359,328	963,569	29,099,218	-	96,542,837
Deferred income	477,185	-	-	-	-	477,185
Non-controlling interests in subsidiaries	-	-	-	-	448,809	448,809
Shareholders’ equity	-	-	-	-	100,442,413	100,442,413
Total in 2016	580,200,210	135,748,296	79,310,100	283,457,287	100,891,222	1,179,607,115
Total in 2015	507,400,521	104,262,422	61,106,990	256,836,256	89,301,722	1,018,907,911

Net assets in 2016 YTD	59,448,844	18,602,159	2,880,679	92,997,614
Net assets in 2015 YTD	28,508,965	21,266,791	22,042,454	83,029,446

(1)  Repurchase agreements are classified according to the maturity of the transactions;

(2)  Investments in investment funds are classified as 1 to 30 days; and

(3)  Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

182             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand
	Prudential Conglomerate
	2016	2015
Tier I capital	78,762,886	77,506,951
Common equity	73,747,016	77,506,951
Shareholders’ equity	100,442,413	88,906,644
Non-controlling interests / Other	60,615	-
Prudential adjustments (1) (2)	(26,756,012)	(11,399,693)
Additional Capital (3)	5,015,870	-
Tier II capital	22,363,950	25,318,399
Subordinated debts (CMN Resolution No. 4,192/13)	9,803,498	5,805,384
Subordinated debts ( previous to CMN Resolution No. 4,192/13)	12,560,452	19,513,015
Reference Equity (a)	101,126,836	102,825,350

- Credit risk	589,977,243	556,440,558
- Market risk	15,767,767	18,670,132
- Operational risk	50,443,507	37,106,557
Risk-weighted assets – RWA (b)	656,188,517	612,217,247

Basel ratio (a/b)	15.4%	16.8%
Tier I capital	12.0%	12.7%
- Principal capital	11.2%	12.7%
- Additional Capital	0.8%	-
Tier II capital	3.4%	4.1%

(1)    As from January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of CMN Resolution No. 4,192/13;

(2)    In 2016, it includes the effects of goodwill generated in the acquisition of HSBC Brasil (Note 15a); and

(3)    In November 2016, Bacen authorized the use of Subordinated Letters of Credit to compose the Additional Capital – Tier I.

a)     Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Bradesco     183

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Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On December 31 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Carrying amount	Fair value	In statement of income		In shareholders’ equity
	2016		2016	2015	2016	2015
Securities and derivative financial instruments (Notes 3e, 3f and 8)	440,010,105	441,262,826	192,859	(8,250,063)	1,252,721	(1,389,530)
- Adjustment of available-for-sale securities (Note 8bII)			(1,059,862)	(6,860,533)	-	-
- Adjustment of held-to-maturity securities (Note 8c item 4)			1,252,721	(1,389,530)	1,252,721	(1,389,530)
Loan and leasing (Notes 2, 3g and 10) (1)	391,571,591	386,424,584	(5,147,007)	(4,294,403)	(5,147,007)	(4,294,403)
Investments (Notes 3j and 13) (2)	7,038,394	29,941,914	22,903,520	18,017,813	22,903,520	18,017,813
Treasury shares (Note 23d)	440,514	630,423	-	-	189,909	(55,369)
Time deposits (Notes 3n and 16a)	103,137,867	102,614,734	523,133	590,981	523,133	590,981
Funds from issuance of securities (Note 16c)	150,807,358	151,328,401	(521,043)	(155,402)	(521,043)	(155,402)
Borrowing and on-lending (Notes 17a and 17b)	58,196,002	58,030,726	165,276	660,480	165,276	660,480
Subordinated debts (Note 19)	52,611,063	53,436,791	(825,728)	530,218	(825,728)	530,218
Unrealized gains excluding tax			17,291,010	7,099,624	18,540,781	13,904,788

(1)   Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)   Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

184             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A., having requested the withdrawal of the sponsorship in March 2016, in course.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

In accordance with CPC 33 (R1) – Employee Benefits, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Follow the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Bradesco     185

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Notes to the Consolidated Financial Statements

Risk factors	On December 31
	2016	2015
Nominal discount rate	11.1% p.a.	12.7% p.a.
Nominal rate of minimum expected return on assets	11.1% p.a.	12.7% p.a.
Nominal rate of future salary increases	4.8% p.a.	5.0% p.a.
Nominal growth rate of social security benefits and plans	4.8% p.a.	5.0% p.a.
Inflation rate	4.8% p.a.	5.0% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000
Biometric table of entering disability	By Plan	By Plan
Expected turnover rate	-	-
Probability of entering retirement	100% in 1st eligibility to a benefit by the plan	100% in 1st eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	2016	2015
(i) Projected benefit obligations:
At the beginning of the year	1,162,005	1,182,761
Balance from an acquired institution	761,119	-
Cost of current service	(1,077)	(579)
Interest cost	181,595	133,385
Participant’s contribution	2,831	2,590
Actuarial gain/(loss)	182,762	(58,529)
Benefit paid	(147,842)	(97,623)
At the end of the year	2,141,393	1,162,005

(ii) Plan assets at fair value:
At the beginning of the year	1,047,782	1,070,636
Balance from an acquired institution	883,858	-
Expected earnings	307,728	64,011
Contributions received:
Employer	33,515	8,168
Employees	2,831	2,590
Benefit paid	(147,842)	(97,623)
At the end of the year	2,127,872	1,047,782

(iii) Financial position:
Plans in deficit	(130,293)	(131,849)
Plans in surplus	116,772	17,626
Net balance	(13,521)	(114,223)

186             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

	Years ended December 31 - R$ thousand
	2016	2015
Projected benefit obligations:
Cost of service	(1,077)	(579)
Cost of interest on actuarial obligations	181,595	133,385
Expected earnings from the assets of the plan	(174,937)	(120,960)
Net cost/(benefit) of the pension plans	5,581	11,846

The accumulated obligations of the pension plans are included in “Other liabilities”, in our statement of financial position.

In 2016, as a result of the plans arising from the acquisition of HSBC Brasil, we recognized a liability of health insurance, life insurance, and savings plans, in the amount of R$498,591 thousand, being: (i) presumed balance in the amount of R$453,768 thousand; (ii) cost of interest and services in the amount of R$23,288 thousand; (iii) actuarial gain in the amount of R$34,674 thousand; and (iv) benefit paid in the amount of R$(13,139) thousand.

The table below, of sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on the actuarial exposure (11.1% p.a.) by the amendment of the premise in the discount rate in 1 p.p.:

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
12.1% p.a.	Increase of 1 p.p.	reduction	(338,533)
10.1% p.a.	Reduction of 1 p.p.	increase	385,452

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the year ended December 31, 2016, totaled R$584,438 thousand (R$606,342 thousand in 2015).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$3,826,715 thousand during the year ended December 31, 2016 (R$3,163,517 thousand in 2015).

Bradesco     187

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Notes to the Consolidated Financial Statements

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Years ended December 31 - R$ thousand
	2016	2015
Income before income tax and social contribution	27,159,678	9,113,165
Total burden of income tax and social contribution at the current rates (1)	(12,221,855)	(4,100,924)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly controlled companies	749,327	668,646
Net non-deductible expenses of nontaxable income	604,577	149,178
Net tax credit of deferred liabilities (2)	-	2,341,220
Interest on shareholders’ equity (paid and payable)	3,139,102	2,305,334
Other amounts (3)	(4,245,890)	6,819,279
Income and social contribution taxes for the year	(11,974,739)	8,182,733

(1)    Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies treated as such, including the insurance segment, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h);

(2)    Constitution of tax credit, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law No. 13,169/15; and

(3)    Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	Years ended December 31 - R$ thousand
	2016	2015
Current taxes:
Income tax and social contribution payable	(8,805,368)	(7,330,298)
Deferred taxes:
Amount recognized/realized in the period on temporary differences	(2,211,854)	12,223,614
Use of opening balances of:
Social contribution loss	(647,282)	(127,191)
Income tax loss	(883,018)	(65,173)
Constitution in the period on:
Social contribution loss	234,730	276,139
Income tax loss	338,053	731,741
Activation of the tax credit – Law No. 13,169/15:
Negative base of social contribution	-	422,853
Temporary additions	-	2,051,048
Total deferred tax assets	(3,169,371)	15,513,031
Income tax and social contribution for the period	(11,974,739)	8,182,733

188             Economic and Financial Analysis Report – December 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2015	Balance originating from an acquired institution (1)	Amount recognized	Amount realized	Balance on 12/31/2016
Allowance for loan losses	24,012,539	3,938,976	14,357,877	16,493,157	25,816,235
Civil provisions	1,849,816	207,352	1,199,341	1,048,501	2,208,008
Tax provisions	2,582,217	317,416	726,341	590,579	3,035,395
Labor provisions	1,288,565	684,917	572,535	438,188	2,107,829
Provision for devaluation of securities and investments	442,287	109,501	37,614	74,063	515,339
Provision for devaluation of foreclosed assets	382,672	3,301	307,115	153,868	539,220
Adjustment to fair value of trading securities	6,648,651	-	156,230	1,920,634	4,884,247
Amortization of goodwill	240,052	-	253,927	12,477	481,502
Other	3,118,766	437,156	2,868,875	1,960,242	4,464,555
Total deductible taxes on temporary differences	40,565,565	5,698,619	20,479,855	22,691,709	44,052,330
Income tax and social contribution losses in Brazil and overseas	5,765,368	787,878	572,783	1,530,300	5,595,729
Subtotal (2) (3)	46,330,933	6,486,497	21,052,638	24,222,009	49,648,059
Adjustment to fair value of available-for-sale securities (3)	2,983,663	32,120	393,369	2,101,610	1,307,542
Social contribution - Provisional Measure No. 2,158-35/01	113,783	-	-	113,783	-
Total deferred tax assets (Note 11b)	49,428,379	6,518,617	21,446,007	26,437,402	50,955,601
Deferred tax liabilities (Note 34f)	2,840,341	3,592	1,317,231	884,114	3,277,050
Deferred tax assets, net of deferred tax liabilities	46,588,038	6,515,025	20,128,776	25,553,288	47,678,551
- Percentage of net deferred tax assets on capital (Note 32)	45.3%				47.1%
- Percentage of net deferred tax assets over total assets	4.6%				4.0%

(1)  HSBC Brasil (Note 35f);

(2)  In December 2015, as a result of the criteria established by Art. 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of balance and constitution of new deferred tax assets; and

(3)  Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law no. 13.169/15, which raised the rate of the social contribution to 20%, the respective tax credits, in September 2015, were calculated based on the expected implementation at the time.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	6,055,452	3,861,883	143,796	311,665	10,322,796
2018	6,452,629	4,725,917	774,369	607,424	12,650,339
2019	6,018,052	3,835,014	447,326	208,304	10,508,696
2020	4,943,868	2,700,623	114,751	227,996	7,987,238
2021	1,681,380	1,097,956	1,162,066	767,302	4,708,704
After 2021	1,506,341	1,133,215	287,344	543,386	3,470,286
Total	26,697,722	17,354,608	2,929,652	2,666,077	49,648,059

Bradesco     189

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Notes to the Consolidated Financial Statements

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$46,240,611 thousand (R$41,463,906 thousand in 2015), of which R$41,150,573 thousand (R$36,157,502 thousand in 2015) relates to temporary differences; R$5,090,038 thousand (R$ 5,195,823 thousand in 2015) to tax losses and negative basis of social contribution and (R$110,581 thousand in 2015) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Unrecognized deferred tax assets

On December 31, 2016, deferred tax assets of R$14,102 thousand (R$17,344 thousand in 2015) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On December 31 - R$ thousand
	2016	2015
Fair value adjustment to securities and derivative financial instruments	1,027,777	415,911
Difference in depreciation	381,118	597,233
Judicial deposit and others (1)	1,868,155	1,827,197
Total	3,277,050	2,840,341

(1)  It includes, on December 31, 2015, the sum of R$132,681 thousand, related to the increase of the CSLL rate, in accordance with Law No. 13,169/15.

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

35)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on December 31, 2016, amounted to R$756,488,583 thousand (R$550,283,806 thousand in 2015).

b)   Consortium funds

	On December 31 - R$ thousand
	2016	2015
Monthly estimate of funds receivable from consortium members	581,688	485,083
Contributions payable by the group	29,474,653	23,659,786
Consortium members - assets to be included	25,901,634	21,213,015
Credits available to consortium members	5,488,351	4,617,600

	In units
	2016	2015
Number of groups managed	3,700	3,590
Number of active consortium members	1,334,286	1,194,004
Number of assets to be included	610,666	567,892

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

190             Economic and Financial Analysis Report – December 2016

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Notes to the Consolidated Financial Statements

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by CMN Resolution, on March 7, 2016, Bradesco published its consolidated financial statements for December 31, 2014 and 2015 on its website, in accordance with IFRS. The net income and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen).

d)   In 2016, there were no significant changes in the rules of compulsory deposit collection.

e)   In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

f)      In August, 2015, Bradesco finalized the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

We have presented below the composition of the values of the acquisition of HSBC Bank and HSBC Serviços:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Costs incurred in the acquisition, related to the foreign currency hedge (2)	1,623,103
Total cost of acquisition	17,288,470

(1)   Considers the IOF collection, and withholding Income Tax; and

(2)   Hired with the objective of protecting the effects of exchange rate variation of the firm commitment (Note 8d).

The financial statements of HSBC Bank and HSBC Serviços were, at the date of acquisition, adjusted by the accounting policies adopted by Bradesco.

Bradesco     191

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Notes to the Consolidated Financial Statements

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil.

The value of the investment recognized by Bradesco includes goodwill in the acquisition of shares in the amount of R$4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired (I)	7,639,301
Fair value of assets acquired and liabilities assumed (II)	1,655,708
Intangible assets acquired (III)	3,771,674
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Total of the acquired values	17,288,470

I)      Considers the sum of shareholders’ equity of HSBC Bank and HSBC Serviços adjusted by the accounting criteria of Bradesco.

II)    Refers to the allocation of the following fair values: (i) credit operations, net of PDD of R$1,133,985 thousand (term between 1 to 5 years); (ii) debt instruments of (R$64,701 thousand) (term of up to 1 year); (iii) fixed assets of R$573,061 thousand (term of up to 25 years); and (iv) bonds and securities of R$13,363 thousand (term of 34 years), totaling R$1,655,708 thousand; and

III)   Refers to the allocation of the following intangible assets: (i) relationship with clients of R$1,799,226 thousand (term of 6 years); (ii) core deposits, of R$1,601,970 thousand (term of 6 years) (iii) Value of Business Acquired “VOBA” (Insurance), of R$316,278 thousand (term between 2 to 28 years); (iv) agreements not to compete with sellers, of R$29,068 thousand (term of 2 years); (v) softwares, of (R$70,387 thousand) (term of up to 5 years); and (vi) other intangible assets, of R$95,519 thousand (term between 2 to 5 years), totaling R$3,771,674 thousand.

In July 2016, there was a total division of HSBC Serviços, with version of equity tranches for HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

g)    In October 2016, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") signed a deal whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will assume the insurance operations of P&C (Property and Casualty) and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity interest of 40% in Swiss Re Corporate Solutions Brasil and the other 60% interest will remain with its controlling shareholder Swiss Re Corso. The transaction is subject to approval by the competent authorities and other contractual terms commonly used for this type of transaction.

h)    There were no subsequent events that need to be adjusted or disclosed in the consolidated financial statements as of December 31, 2016.

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Management Bodies

Reference Date: January 27, 2017

Board of Directors	Directors	Integrated Risk Management
	Albert Adell Roso	and Capital Allocation Committee
Chairman	Alexandre Cesar Pinheiro Quercia	Alexandre da Silva Glüher - Coordinator
Lázaro de Mello Brandão	Antonio Chinellato Neto	José Alcides Munhoz
	Antonio Daissuke Tokuriki	Aurélio Conrado Boni
Vice-Chairman	*Antranik Haroutiounian	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	*Carlos Henrique Villela Pedras	Josué Augusto Pancini
	Carlos Leibowicz	Maurício Machado de Minas
Members	*Edilson Dias dos Reis	Marcelo de Araújo Noronha
Denise Aguiar Alvarez	Edmir José Domingues	André Rodrigues Cano
João Aguiar Alvarez	Fernando Freiberger	Luiz Carlos Angelotti
Carlos Alberto Rodrigues Guilherme	*Fernando Honorato Barbosa	Moacir Nachbar Junior
Milton Matsumoto	Gilvandro Matos da Silva	Gedson Oliveira Santos
José Alcides Munhoz	Jefferson Ricardo Romon
Aurélio Conrado Boni	Juliano Ribeiro Marcílio	Nominating Committee
	*Manoel Guedes de Araújo Neto	Lázaro de Mello Brandão - Coordinator
Board	Marcio Henrique Araujo Parizotto	Luiz Carlos Trabuco Cappi
Executive Officers	Paulo Eduardo Waack	Carlos Alberto Rodrigues Guilherme
Chief Executive Officer		Milton Matsumoto
Luiz Carlos Trabuco Cappi	Regional Officers	André Rodrigues Cano
	Ademir Aparecido Correa Junior	Glaucimar Peticov
Executive Vice-Presidents	Alberto do Nascimento Lemos
Domingos Figueiredo de Abreu	Almir Rocha	Sustainability Committee
Alexandre da Silva Glüher	Altair Naumann	Luiz Carlos Angelotti - Coordinator
Josué Augusto Pancini	Amadeu Emilio Suter Neto	Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas	André Ferreira Gomes	Milton Matsumoto
Marcelo de Araújo Noronha	Antonio Piovesan	Aurélio Conrado Boni
André Rodrigues Cano	Carlos Alberto Alástico	Domingos Figueiredo de Abreu
	César Cabús Berenguer Silvany	Alexandre da Silva Glüher
Managing Directors	Delvair Fidêncio de Lima	Josué Augusto Pancini
Luiz Carlos Angelotti	Francisco Aquilino Pontes Gadelha	Maurício Machado de Minas
Nilton Pelegrino Nogueira	Francisco Assis da Silveira Junior	Moacir Nachbar Junior
André Marcelo da Silva Prado	Geraldo Dias Pacheco
Altair Antônio de Souza	João Alexandre Silva	Executive Disclosure Committee
Denise Pauli Pavarina	João Pedro da Silva Villela	Alexandre da Silva Glüher - Coordinator
Moacir Nachbar Junior	*Joel Queiroz de Lima	Domingos Figueiredo de Abreu
Octavio de Lazari Junior	José Flávio Ferreira Clemente	André Rodrigues Cano
Cassiano Ricardo Scarpelli	José Roberto Guzela	Luiz Carlos Angelotti
Eurico Ramos Fabri	Luiz Benoni Passini	Moacir Nachbar Junior
Renato Ejnisman	Nelson Veiga Neto	Antonio José Barbara
Walkiria Schirrmeister Marchetti	Osmar Sanches Biscuola	Carlos Wagner Firetti
*Rômulo de Mello Dias	Paulo Roberto Andrade de Aguiar	Marcos Aparecido Galende
Marcelo Santos Dall’Occo
Deputy Directors	Audit Committee	Marlos Francisco de Souza Araujo
Aurélio Guido Pagani	Milton Matsumoto - Coordinator	Haydewaldo R. Chamberlain da Costa
Guilherme Muller Leal	Osvaldo Watanabe
Luiz Carlos Brandão Cavalcanti Junior	Paulo Roberto Simões da Cunha
Rogério Pedro Câmara		Fiscal Council
	Compensation Committee	Sitting Members
Department Directors	Lázaro de Mello Brandão - Coordinator	Luiz Carlos de Freitas - Coordinator
Alexandre Rappaport	Luiz Carlos Trabuco Cappi	Domingos Aparecido Maia
Amilton Nieto	Carlos Alberto Rodrigues Guilherme	José Maria Soares Nunes
André Bernardino da Cruz Filho	Milton Matsumoto	Ariovaldo Pereira
Antonio Carlos Melhado	Valdirene Soares Secato (non-Manager)	João Carlos de Oliveira
Antonio Gualberto Diniz
Antonio José da Barbara	Compliance and Internal Control Committee	Deputy Members
Bruno D’Avila Melo Boetger	Milton Matsumoto - Coordinator	João Batistela Biazon
Carlos Wagner Firetti	Carlos Alberto Rodrigues Guilherme	Nilson Pinhal
Clayton Camacho	Aurélio Conrado Boni	Renaud Roberto Teixeira
Edilson Wiggers	Domingos Figueiredo de Abreu	Jorge Tadeu Pinto de Figueiredo
Edson Marcelo Moreto	Alexandre da Silva Glüher
Fernando Antônio Tenório	Josué Augusto Pancini	Ombudsman Department
Frederico William Wolf	Maurício Machado de Minas	Nairo José Martinelli Vidal Júnior - Ombudsman
Gedson Oliveira Santos	Marcelo de Araújo Noronha
Glaucimar Peticov	Moacir Nachbar Junior
Hiroshi Obuchi	Frederico William Wolf
João Albino Winkelmann	Gedson Oliveira Santos
João Carlos Gomes da Silva	Joel Antonio Scalabrini
Joel Antonio Scalabrini	Johan Albino Ribeiro
Johan Albino Ribeiro
José Luis Elias	Ethical Conduct Committee
José Ramos Rocha Neto	Milton Matsumoto - Coordinator
Layette Lamartine Azevedo Júnior	Carlos Alberto Rodrigues Guilherme
Lucio Rideki Takahama	Domingos Figueiredo de Abreu
Marcelo Frontini	Alexandre da Silva Glüher
Marcelo Santos Dall’Occo	Josué Augusto Pancini
Marcos Aparecido Galende	Maurício Machado de Minas
Marlos Francisco de Souza Araujo	Marcelo de Araújo Noronha
Mauricio Gomes Maciel	André Rodrigues Cano
Paulo Aparecido dos Santos	André Marcelo da Silva Prado
Paulo Manuel Taveira de Oliveira Ferreira	Denise Pauli Pavarina
Roberto de Jesus Paris	Moacir Nachbar Junior
Waldemar Ruggiero Júnior	Octavio de Lazari Junior
Wilson Reginaldo Martins	Randal Luiz Zanetti
Clayton Camacho
Frederico William Wolf
Gedson Oliveira Santos
	Glaucimar Peticov	General Accounting Department
	Joel Antonio Scalabrini	Marcos Aparecido Galende
	Nairo José Martinelli Vidal Júnior	Accountant - CRC 1SP201309/O-6

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To

The Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of December 31, 2016 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bradesco as of December 31, 2016, the consolidated performance of its operations and its consolidated cash flows, for the year then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the  “The Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

▪  Allowance for doubtful accounts

As disclosed in Notes 3g and 10, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements is R$ 40,614,354 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions such as late payments, economic and financial position, indebtedness level, economy sector, guarantee characteristics, and the other factors and assumptions described in  CMN Resolution No. 2.682/1999, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit .

How our audit addressed this matter

We evaluate the design, implementation and operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sampling basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/1999, related to the determination of the allowance for doubtful accounts. We also analyzed whether the disclosures made in the financial statements, described in Notes 3g and 10, are in accordance with the applicable accounting practices.

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Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪  Market value of financial instruments

As disclosed in the Notes 3e, 3f, 8 and 32b, derivative financial instruments amount to R$ 16,960,945 thousand (assets) and R$ (13,435,679) thousand (liabilities), available-for-sale securities amount to R$ 177,215,001 thousand and trading securities amount to R$ 202,853,492 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments that are actively traded and those which market prices and parameters are available, there is a higher objectivity level in the determination of market values. However, when the market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts. Therefore, we consider the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluate the design, implementation, and operating effectiveness of the internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments which market value measurement parameters are not observable, with the technical support of our professionals with knowledge of financial instruments, we evaluate the models developed by Bradesco for determining market values and the reasonableness of data, the parameters and information included in the pricing models used, and we recalculate the amount of operations. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements in Notes 3e, 3f, 8 and 32b.

Based on the evidence obtained from the procedures described above, we considered the market value measurement of financial instruments and disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪  Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3p and 18, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 8,187,238 thousand, R$ 5,003,440 thousand, and R$ 5,101,732 thousand, respectively. Some laws and regulations in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we consider this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on test basis, we evaluate the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, civil and labor matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Bradesco     195

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Based on the evidence obtained from the procedures described above, we considered the level of provisioning and disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪  Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 50,955,601 thousand (Note 34) and goodwill in the amount of R$ 11,585,810 thousand (Note 15) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we consider this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to the preparation and review of the business plan, budget, technical studies and analyses of the recoverable value of the assets prepared by Bradesco. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing such documents, such as growth rates, discount rates, cash flow projections and taxable income estimates to which the deferred tax assets refer. We also made the analysis of the reasonableness of the mathematical calculations included in such documents. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures described above, we considered the measurement of the recoverable amounts of assets and related disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪  Acquisition of control of HSBC Brasil

As described in Note 35f, in August 2015, Bradesco entered into a Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to acquire 100% of the capital of HSBC Bank Brasil S.A. and HSBC Serviços e Participações Ltda. (collectively, “HSBC Brasil”). The transaction was completed on July 1, 2016, after the approval from the regulatory bodies, fulfillment of the legal formalities, and the effective payment in the amount of R$ 17,288,470 thousand. With the acquisition, Bradesco took over HSBC Brasil operations, including retail, wholesale, insurance and asset management. Accounting practices require the measurement of the fair value of acquired assets and assumed liabilities for purposes of determining goodwill as well as the identifiable acquired intangible assets. Such measurement involves Bradesco’s judgment and includes the projection of future cash flows, discount rate, and definition of the useful lives of the identified assets. Later on, on October 7, 2016, Bradesco carried out the migration of the entire service network and operations of HSBC Brasil to the operational structures of Bradesco. In view of the relevance and the high judgment level involved in the accounting record process of the acquisition, as well as the complexity of the HSBC Brasil operations migration process, we consider this matter significant in our audit.

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How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the process of measurement, recognition and disclosures of transactions of such nature according to the applicable accounting practices. We also analyzed, with the technical support of our corporate finance specialists, the reasonableness and consistency of the methodology used for measuring the fair value assigned to the acquired assets and assumed liabilities, identified intangible assets as well as the assumptions used for making the projection of cash flows, discount rates and useful life estimates. We also conducted tests of the controls related to the HSBC Brasil acquisition. Additionally, we evaluated the controls related to the migration of the operations to Bradesco systems and considered the analysis of general controls related to migration governance, inspection of the migration plan, and the migration rules on data and obtaining evidences of the conducted data migration tests. We involved our Information Technology (“IT”) specialists in order to analyze the migration interfaces, and we carried out the inspection/re-execution on test basis of the accounting and operating reconciliations of the migrated balances and data. It was also part of our procedures the evaluation of the disclosures made by Bradesco in the consolidated financial statements in Note 35f.

Based on the evidence obtained from the procedures described above, we considered the recognition, measurement and disclosure of assets and liabilities related to HSBC acquisition adequate in the context of the consolidated financial statements taken as a whole.

▪  Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 3o and 21, Bradesco has liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 215,839,999 thousand. In view of the uncertainties and subjectivity inherent in insurance and pension plans contracts, the liability adequacy test and the process of determination and measurement of technical reserves involve a high judgment level. Bradesco continuously evaluates methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, and interest rates. In view of the involved relevance and uncertainty, and the impact that any change in assumptions would have on the amount of Technical Provisions, we consider this matter relevant to our audit.

How our audit addressed this matter

On sampling basis, we tested the design, implementation and operating effectiveness of the significant internal controls related to the Technical Provisions. With the technical support of our actuarial specialists, we made the evaluation of the methodologies used for measuring technical reserves and the liability adequacy test. We also evaluated the consistency of data and reasonableness of assumptions, such as loss ratio, interest rates, longevity, mortality, and persistency. Additionally, we made the recalculation of technical provisions considering the methodology, assumptions and data. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements Notes 3o and 21.

Based on evidence obtained from the procedures described above, we consider the level of provisioning and disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪  Application controls and information technology general controls

Bradesco has a technology structure for conducting its businesses, as well as continuous investment plans aimed at the improvement and maintenance of access management and changes in the relevant systems and applications, development of new programs, and automated controls and/or controls with automated components in relevant processes. In order to maintain its operations , Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, as well as the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

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How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, timely revocation of terminated users, and periodic monitoring of active users were tested during our audit with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from a certain system considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

The evidence from the control tests described above allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Other matters

Statement of added value

The consolidated statement of added value  for the year ended December 31, 2016, prepared under the responsibility of Bradesco's management, whose presentation is required in accordance with the standards issued by the CVM – Brazilian Exchange Commission, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the year ended December 31, 2016 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated February 1, 2017.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco’s management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We  have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

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In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable,  matters related to  going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether  the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•        Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•         Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•         Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•         Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s  ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•         Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•         Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

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We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, February 1st, 2017

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Audit Committee Report Summary

Corporate Governance and Responsibilities

The Board of Directors of Banco Bradesco S.A. has opted for a single Audit Committee for all the Financial Conglomerate, including those in Grupo Bradesco Seguros.

The Audit Committee is a statutory advisory body, associated directly to the Board of Directors. It is currently composed of one board member and two more members, appointed each year by the Board of Directors, which takes into account the criteria set out in the applicable laws and regulations.

The Management of the connected companies and dependencies answers for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements of the companies that make up the Bradesco Organization, in compliance with the accounting practices adopted in Brazil, issued by the responsible supervisory authorities (Brazilian Central Bank – Bacen, the Superintendence of Private Insurance – Susep, the Brazilian Securities Commission – CVM, and the National Supplementary Health Agency – ANS),  as well as the International Accounting Standards – IFRS, and those issued by the US Securities and Exchange Commission (SEC) and by the Sarbanes-Oxley Act (SOx), for being listed on the New York Stock Exchange.

The Management is also responsible for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the mitigation to acceptable levels of risk factors of the Bradesco Organization.

KPMG Auditores Independentes is responsible for reviewing the financial statements and issuing a report on their adherence to the applicable standards. It evaluates, to the extent necessary to carry out its work, the quality and adequacy of the internal control systems and compliance with legal and regulatory provisions, preparing a report of recommendations on accounting procedures and internal controls, without prejudice to other reports that it is also responsible for preparing, like those of limited reviews of quarterly information required by the CVM.

The Internal Audit (Department of General Inspectorate) has as duties to assess the quality of the systems of internal controls of the Bradesco Organization and compliance with the policies and procedures defined by the Management, including those adopted in the preparation of accounting and financial reports.

Some of the main duties of the Audit Committee are: a) to review, prior to publication, the financial statements, including explanatory notes and Management reports; b) to assess the effectiveness of the Internal and Independent Audits, as well as to verify compliance with legal and regulatory provisions and adequacy of the internal controls system, and the assessment and monitoring of the Organization’s risks; c) to recommend to Management, when applicable, the correction or improvement of policies, practiced, and procedures identified in the scope of the exercise of its functions.

Among the duties of the Audit Committee are also those required by American Law Sarbanes-Oxley for companies registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange.

The Audit Committee forms its opinions and judgments through information received from Management, from presentations made by the various departments in the business, accounting, technology, and control areas, in addition to the results of the work from the Integrated Risks/Internal Controls Area, from Internal and Independent Audits, from the Brazilian Central Bank, and from the Superintendence of Private Insurance.

The Audit Committee discloses its rules on the site www.bradesco.com.br/ri, area of Corporate Governance.

Activities related to 2016

The Committee has participated in 247 meetings,  with the Board of Directors, with executives from the areas of business, information technology, control and risk management and the internal and independent auditors, with the Fiscal Council, and with the Brazilian Central Bank. The meetings, duly formalized in Minutes, were divided in the following manner:

•  184 Institutions under the jurisdiction of the Brazilian Central Bank;

•  43 companies from the areas of Insurance, Pension and Capitalization; and

•  20 companies from the area of Health.

Concerning further education, the Committee participated in conferences, seminars and courses that total 228 hours in the year.

The work plan of the Audit Committee for the financial year of 2016 had as its focus the main processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

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Audit Committee Report Summary

-        Impairment of loans and advances: loans and advances portfolio (including guarantees, debentures, etc.), evaluating the estimated loss on impairment of its operations;

-        Fair value of financial instruments: derivative financial instruments, available-for-sale securities and securities classified as trading securities measured at fair value;

-        Provisions and contingent liabilities – tax, civil and labor;

-        Recoverable value of assets: assets relating to tax credits, goodwill on the purchase of investments and intangible assets of indefinite lifecycle, which is supported by estimates of future profitability based on the business plan and budget prepared by the Management;

-        Provisions: liabilities related to insurance contracts called technical provisions;

-        Improvement of the internal controls systems resulting from projects in the areas of Technology and Risk Management, from the Financial Conglomerate, and the Insurance Group;

-        Compliance with consumer service standards: Customer Service (SAC/Ombudsman) and Prevention of Money Laundering (PLD);

-        Tax credits – Bacen Circular Letter No. 3,776, from December 30, 2015; and

-        Follow up of the acquisition and integration of the controlling interest of HSBC Brasil.

Risk Management and Internal Control Systems

The Strategic Management of Risks and of the Internal Controls System in the Bradesco Organization is exercised by Independent Units of the commercial areas. During the 2016 financial year, we monitored the work of the DCIR – Integrated Risks Department, in the evaluation of adherence to the Internal Controls System and in the identification, monitoring, and management of the more relevant risks to which the Organization is exposed to.

Once the evaluations were completed at the time of the meetings with the various business and control areas, with the independent and internal audits, to monitor the main processes, and Management’s commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

As a result, Audit Committee believes that the activities carried out in Risk Management and Internal Controls is appropriate to the size and complexity of its business and are structured so as to ensure the efficiency of its operations, of information that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

Independent Audit

The planning of the assignments of independent audit for the 2016 financial year was discussed with KPMG Auditores Independentes and, during 2016, the audit teams responsible for services presented the results and main conclusions to the Audit Committee.

The relevant points highlighted in the report on the study and evaluation of accounting systems and internal controls, prepared in connection with the examination of the financial statements and their recommendations for the improvement of these systems, and the appropriate mitigation of risks, were discussed with the Committee, which requested monitoring of implementations of the improvements in the areas responsible.

We also evaluated the effectiveness of the verification of compliance with legal and regulatory provisions applicable to the institution, in addition to internal regulations and procedures.

Based on the planning submitted by the auditors and in subsequent discussions on the results, the Committee considers that the work carried out by the teams were appropriate to the business of the Organization.

Internal Audit

The Committee became aware of the planning of the work for the 2016 financial year, and requested the inclusion of the issues covered in this Committee’s agenda, so as to reconcile and complete its “Annual Audit and Inspection Plan”.

During 2016, in ordinary quarterly meetings, the teams in charge of the execution of the schedule work met with this Audit Committee and reported the main conclusions regarding processes, and inherent and residual risks, in addition to aspects related to compliance with legal/regulatory provisions and the conglomerate’s internal regulations and procedures.

Audit Committee, due to monitoring the work and evaluating the effectiveness of its results,  believes that the Internal Audit has responded adequately to the demands of the Committee and to the needs and requirements of the Organization and the regulatory bodies.

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Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report

Audit Committee Report Summary

Financial Statements of Banco Bradesco S.A.

The Committee met with the areas of General Accounting, Planning, Budget and Control, and General Inspectorate and with the Independent Audit (KPMG) to evaluate the monthly, quarterly, semiannual and annual financial statements. In these meetings, the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published with the financial statements were evaluated.

Bradesco in the preparation of the financial statements also examined to determine whether they are in accordance with accounting practices adopted in Brazil, including those issued by the responsible supervisory authorities: Brazilian Central Bank, Superintendence of Private Insurance  (Susep), Brazilian Securities Commission (CVM) and National Supplementary Health Agency (ANS). The Committee also reviewed the procedures for the preparation and disclosure of the consolidated financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITR Form) and the semiannual and annual balance sheet, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

The Committee held semiannual meetings with the Board of Directors of the Bradesco Organization and with the Fiscal Council, at which time it presented the results of the work of its activities and the respective recommendations to be addressed to the executives.

Conclusion

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements for the financial year ended on December 31, 2016.

Cidade de Deus, Osasco, SP, February 1st, 2017

MILTON MATSUMOTO

(Coordinator)

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Specialist)

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Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A (Bradesco), for the fiscal year ended December 31, 2016, and, based on: (i) (i) the report of the Independent Auditors, dated February 1,  2017; (ii) the technical feasibility study for the use of the tax credits, drawn up by the Administration of Bradesco, following determinations established by Instruction no. 371/02, of the Securities Commission - CVM; Resolution No. 3.059/02, of the National Monetary Council; and Circular no. 3.171/02, of the Central Bank, whose values are shown in the respective Explanatory Notes; (iii) the meetings with the Independent Auditors; (iv) the reports of the Audit Committee of Bradesco; (v) analyses of documents and, substantially, on the information received; and (vi) the regular meetings with the administrators and managers of areas of Bradesco, concluded that the documents reflect adequately the equity situation, the financial position and the activities developed by Bradesco during the financial year of 2016, corroborating with the judgment of the Audit Committee, that the internal controls are appropriate according to the size and complexity of the business, these structured in compliance with the internal and external rules to which they are subject, and supported by systems that generate financial reports, aiming to ensure operational efficiency.

In view of the exposed, the members of the Fiscal Council confirmed that the documents examined are ready to be assessed and approved by the Ordinary General Meeting of Shareholders of Bradesco.

Cidade de Deus, Osasco, SP, February 1st, 2017

Luiz Carlos de Freitas

Domingos Aparecido Maia

José Maria Soares Nunes

Ariovaldo Pereira

João Carlos de Oliveira

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.